BELLEVUE MONTGOMERY LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

November 14, 2024

TABLE OF CONTENTS

PURPOSE OF THIS FORM

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Bellevue Montgomery LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	July 5, 2024
Kind of Entity (Use One)	Limited liability company
Street Address	1770 Kirby Parkway, Suite 215, Memphis, Tennessee, 38138, United States
Website Address	https://kpsdev.com/

	Through September 30, 2024	2023
Total Assets	$18,524	$0
Cash & Equivalents	$0	$0
Account Receivable	$0	$0
Short-Term Debt	$10,428	$0
Long-Term Debt	$0	$0
Revenues/Sales	$0	$9

Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($4,936)	$0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _______X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Scott Kern	
All positions with the Company and How Long for Each Position	**Position:** CEO of the Manager, KPS Bellevue Montgomery, LLC	**How Long:** Since July 5, 2024
Business Experience During Last Three Years (Brief Description)	Real estate developer	
Principal Occupation During Last Three Years	real estate executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** KRN Development LLC, KPS Development Partners LLC	**Business:** Real estate development

Person #2

Name	Josh Poag	
All positions with the Company and How Long for Each Position	**Position:** Secretary of the Manager, KPS Bellevue Montgomery, LLC	**How Long:** Since July 5, 2024
Business Experience During Last Three Years (Brief Description)	Real estate developer and property manager	
Principal Occupation During Last Three Years	Real estate executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Poag Shopping Centers, Poag Development Group LLC, KPS Development Partners LLC	**Business:** Commercial Real Estate Development, Management, and Leasing

Person #3

Name	David Selberg	
All positions with the Company and How Long for Each Position	**Position:** CFO of the Manager, KPS Bellevue Montgomery, LLC	**How Long:** Since July 5, 2024
Business Experience During Last Three Years (Brief Description)	CFO for real estate development and management	
Principal Occupation During Last Three Years	Real estate executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Poag Shopping Centers, Poag Development Group LLC, KPS Development Partners LLC	**Business:** Commercial Real Estate Development, Management, and Leasing

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Scott Kern
Name	Josh Poag

§227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan

Highlights

Missing Middle housing. 23 townhomes, duplex + 4-plex units
Affordable. Rents planned at 80% AMI
Additional phases. For a total of 67 units
Underway. Purchase + sale agreement executed
Cost. $3.6M total project cost
Completion. Q1 2026 anticipated completion for Phase 1

About the Change

SMALL CHANGE INDEX™



PEOPLE





Minority-owned	
Woman-owned	
Diverse workforce	✓
Diverse construction team	✓
Community benefits agreement	
Community equity participation	✓
Community ownership model	

PROJECT

Affordable housing	✓
Infill	✓
Activates the street	✓
Reduced parking	✓
Minimal site impact	
Energy Star compliant	✓
Alternative energy sources	

PLACE

In an urban metro area	✓
Close to a business district	✓
Serves an under-served population	✓
Walkable + bikeable	✓
Access to public transit	
Close to park or public space	✓
Fresh food easily accessible	✓

About the Developer

Scott Kern is the founder and President of KPS Development Partners, the developer of this pocket neighborhood and the CEO of the Manager of the Company raising funds through this offering, Bellevue Montgomery, LLC (the "Company").[1] Scott started his career working as development intern for LendLease/ERE Yarmouth on the 1997 redevelopment of FashionValley Mall in San Diego, CA. Since then, he has spent the last 23 years working in the retail and mixed-use development industry; most recently as the Sr. Vice President of Development and COO of Poag Shopping Center. In 2019, Mr. Kern launched KRN Development, LLC, a full-service commercial real estate development company. In 2022, KPS Development Partners was launched as a new joint venture between Scott and partners Josh Poag, and David Selberg.

Mr. Kern earned a Bachelor of Arts in Environmental Design from San Diego State University. He is a member of the International Council of Shopping Centers and the Urban Land Institute. Additionally, he has served on the board of Baja Bound Ministries since 2018. Baja Bound is a non-profit organization that builds homes for the working poor in Baja, California.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for the first phase of a multifamily project at 272 N Bellevue in Midtown Memphis, Tennessee.

We are trying to raise a maximum of $603,000, but we will move forward with the Project and use investor funds if we are able to raise at least $200,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 pm EST on April 30, 2025, (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $1,000 increments (e.g., $2,000 or $3,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm EST on April 28, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical

---

[1] https://kpsdev.com/what-we-do-bedford

illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

We have created a mathematical calculation based on our current assumptions about the Project's completion and operations. We estimate that net cash flow for the Project will grow from approximately $38,054 in year one to $63,719 in year five when we anticipate a capital event for the Project. Cash flow and profits from liquidation are expected to net a total of $1,726,984 over the five-year period. Our calculation shows that a $5,000 investment might return $11,452 over that period.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

	2025 Year 0	2026 Year 1	2027 Year 2	2028 Year 3	2029 Year 4	2030 Year 5	TOTAL
Cash Inflows							
Investor Capital	669,372	-	-	-	-	-	
Grants	55,000	-	-	-	-	-	
Bank Loan	2,897,491	-	-	-	-	-	
Rent	-	352,505	359,543	366,581	373,620	380,658	
Refinance & Sales Proceeds	-	-	-	38,641	-	1,432,813	
Total Inflows	**3,621,863**	**352,505**	**359,543**	**405,222**	**373,620**	**1,813,471**	
Cash Outflows							
Acquisition	(210,000)	-	-	-	-	-	
Hard Costs	(2,641,529)	-	-	-	-	-	
Soft Costs	(218,860)	-	-	-	-	-	
Development Fees	(181,093)	-	-	-	-	-	
Financing Costs	(106,228)	-	-	-	-	-	
Contingency	(264,153)	-	-	-	-	-	
Operating Expenses	-	(86,445)	(87,892)	(89,339)	(90,786)	(92,233)	
Reserves	-	(3,450)	(3,450)	(3,450)	(3,450)	(3,450)	
Debt Service	-	(224,556)	(224,556)	(221,806)	(221,256)	(221,256)	
Total Outflows	**(3,621,863)**	**(314,451)**	**(315,898)**	**(314,595)**	**(315,492)**	**(316,939)**	
Net Cash Flow	**-**	**38,054**	**43,645**	**90,627**	**58,127**	**1,496,532**	1,726,984
To Investors (Class A Shares)	(670,000)	38,054	43,645	90,627	58,127	1,260,724	1,491,177
To Sponsor (Class B Shares) - Promote	-	-	-	-	-	235,808	235,808
To $5,000 Investor	(5,000)	284	326	677	434	9,730	11,452
As Percent of Investment	229.04%						

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.

- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $200,000. If we have not raised at least the target amount by April 30, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates prior to November 15, 2024, will not count toward reaching the target amount, and will be otherwise compensated as discussed below. However, investments made by our principals and affiliates after November 15, 2024 will not count toward reaching the target amount.

Prior to the commencement of the offering, the Manager has expended $67,000 for various professional fees on behalf of the Company. In consideration of such expenditures, the company shall issue to the Manager 67 Class A Shares of the Company, and such fees will be treated as capital contributions from the Manager to the Company, not as a loan, and shall not otherwise be reimbursed.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $603,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$603,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $200,000:

Use of Money	How Much (approximately)
Cost of land	$140,000
Soft costs	$50,000
Small Change success fee	$10,000
TOTAL	**$200,000**

If we raise the maximum goal of $603,000:

Use of Money	How Much (approximately)
Cost of land	$140,000
Soft costs	$207,360
Construction costs	$225,490
Small Change success fee	$30,150
TOTAL	**$603,000**

Whether the Target amount or maximum amount is raised, the Manager shall receive the same 67 Class A Shares in consideration of costs previously incurred on behalf of the company, as discussed elsewhere in this Form C Disclosure Document.

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $1,000.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 28, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." We refer to each owner of the Class A Shares as a "Class A Member." The price is $1,000 for each Class A Share. The Manager will receive 67 of the Class A Shares in exchange for previously incurred professional fees at the conclusion of this offering, leaving 603 total shares available for investors in the offering.

We arrived at the price as follows:

- We estimated how much money we need to complete the project
- We estimated the value of the project when it's completed

- We estimated what we believe is a fair return to investors
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase a Class A Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated as of October 31, 2024 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D and a summary as Exhibit E. Capitalized terms used in this document, but not otherwise defined below have the meanings given to them in the LLC Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time as determined by the Manager. The Company shall distribute its Operating Cash Flow or proceeds from a capital transaction (i.e. sale or refinancing) as follows:

(a)   First, one hundred percent (100%) to each Class A Member, until each Class A Member has received a cumulative eight percent (8%) preferred return on his, her, or its investment accrued from the date received by the Company (from escrow) through the date of distribution.

(b)   Second, one hundred percent (100%) to each Class A Member (including the Manager, if applicable), pro rata in accordance with the balance of their respective Unreturned Investment, until each Member's Unreturned Investment has been reduced to zero.

(c)   Third, until each Class A Member (including the Manager, if applicable), has received an IRR of twelve percent (12%) on such Member's Capital Contributions, (i) eighty percent (80%) to each Class A Member, pro rata in accordance with their respective Class A Shares, and (ii) twenty percent (20%) to the Class B Member; and

(d)   Thereafter, (i) seventy percent (70%) to each Class A Member (including the Manager, if applicable), pro rata in accordance with their respective Class A Shares, and (ii) thirty percent (30%) to the Class B Member.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

One exception to this general rule is that Class A Members will need to provide majority consent to any amendment to the LLC Agreement that has an adverse effect on Class A Members and will need to provide unanimous consent if such amendment (i) deletes or modifies an amendment having an adverse effect on such members, (ii) an amendment that would require a Class A Member to make additional capital contributions, or (iii) an amendment that would impose personal liability on any Class A Member.

The procedure for voting in such circumstances is described in Section 11.5 of the LLC Agreement.

Right to Transfer

The LLC Agreement generally prohibits you from transferring Class A Shares except in limited circumstances set forth in the LLC Agreement. In general, you should consider the following practical obstacles to selling your Class A Shares:

- The Manager has a right of first refusal to purchase your shares.
- A condition to the transfer of Class A Shares under the LLC Agreement is that the Manager must determine the transfer does not violate any securities laws, and you may be required to provide a legal opinion from an attorney that the transfer is legal and does not violate any securities laws, which will limit your ability to transfer the Class A Shares.
- There will be no ready market for Class A Shares, as there would be for a publicly traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified by the Manager, except, a modification having (or being reasonably expected to have) an adverse effect on the Class A Members would require the consent of investors owning a majority of the Class A Shares. Certain modifications, listed in Section 11.4 of the LLC Agreement, will require the unanimous consent of the Class A Members.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Manager and its affiliates) will own up to 603 of the Class A Shares, while the Manager will own the remaining 67 Class A Shares in consideration for costs incurred on behalf of the Company prior to the date of the Offering. All of the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares, although, to the extent the issuance of such shares adversely impacted the Class A Members, this would require the consent of a majority of the Class A Members.

Tax Consequences

Please see Exhibit G for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

The Manager, KPS Bellevue Montgomery, LLC, is governed by a Board of Managers, and Scott Kern and Josh Poag constitute all Managers on the Board. Accordingly, Mr. Kern and Mr. Poag effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $3,000; plus

A success fee equal to 5% of funds raised

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0.00	N/A	N/A	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants incurred on behalf of the Company, of about $67,000 in total, which amounts shall be satisfied by the Manager prior to the Offering and shall then be treated as a capital contribution to the Company in exchange for 67 Class A Shares, as otherwise discussed in this document.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

None

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or

- o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	Monthly draws once construction begins	KPS Bellevue Montgomery, LLC	The Manager of the Company.	$181,119
Asset management fee	Annually	KPS Bellevue Montgomery, LLC	The Manager of the Company	$6,700

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on July 5, 2024. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy the land, build and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) and some grant funds to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so other than a purchase and sale agreement for the land dated July 26, 2024. We expect to buy the land as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit H.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports they prepared attached as Exhibit I.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://kpsdev.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has nothing else to list here.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

Yes, the company did test the waters. All Testing the Waters materials are attached in Exhibit J

EXHIBIT A: BUSINESS PLAN



Bellevue Montgomery

Investment summary for proposed pocket neighborhood in Crosstown

There's an opportunity in the heart of Memphis.

The **Memphis Medical District** is home to **tens of thousands** of professionals, students, and residents.

But, even at the convergence of Downtown, Crosstown, and Midtown, the area is still **underserved**.



DOWNTOWN
CROSSTOWN
MIDTOWN
MEDICAL DISTRICT
St. Jude Children's Research Hospital
Methodist Central Hospital
Beale Street
FedExForum
Foote Homes
Annesdale Park
Rosemary Lane
Burkle Estate
River Inn of Harbor Town
Wolf River Harbor
Vollintine Ave
Chelsea Ave
Keel Ave
Mill Ave
Jackson Ave
Snowden Ave
Tutwiler Ave
Faxon Ave
North Pkwy
Autumn Ave
Galloway Ave
Overton Park Ave
Lane Ave
Delmar Ave
Poplar Ave
Jefferson Ave
Court Ave
Adams Ave
Union Ave
Gayoso Ave
Madison Ave
Cash Saver
Vance Ave
Linden Ave
Tate Ave
E Georgia Ave
Polk Ave
Harbert Ave
Goodbar Ave
Lamar Ave
E Carolina Ave
E E H Crump Blvd
Agnes Pl
Heistan Pl
N Bellevue Blvd
Riverside Dr
S Front St
N Front St
Hernando St
Boyd St
Walnut St
Neptune St
S Dudley St
Pine St
S Willett St
Rozelle St
Stonewall St
Clark Pl
N Avalon St
Angelus St
N Manassas St
Leath St
Ayers St
Woodlawn St
Pearce St
Decatur St
Crockett Pl
Annie St
Alma St
Alaska St
Henry Ave
Garland St
N McNeil St
Stonewall St
N Willett St
N 5th St
N 6th St
N 7th St
Island Dr

The location.

Bellevue Montgomery is located within the Crosstown Neighborhood which is anchored by Crosstown Concourse, a “vertical village of restaurants, live music, living space and more” in Midtown Memphis. The project is within 1.50 miles of **every major stakeholder** in the Memphis Medical District:

- St. Jude Children’s Research Hospital
- Baptist College of Health and Sciences
- Memphis Bioworks Foundation
- Methodist/LeBonheur
- Regional One Health
- Southern College of Optometry
- Southwest Tennessee Community College
- University of Tennessee Health Science Center


ST. JUDE
ALSAC
Bellevue
Montgomery
CROSSTOWN
DOWNTOWN
UTHSC
SWTCC
BAPTIST
BIOWORKS
SOUTHERN COLLEGE
OF OPTOMETRY
ENCOMPASS HEALTH
METHODIST
LE BONHEUR
HEALTHCARE
COTTON ROW
HISTORIC
DISTRICT
Memphis VA
Medical Center
Beale Street
FedExForum
Foote Homes
Annesdale Park
The DogHouzz
Kroger
North Pkwy
Poplar Ave
Madison Ave
Jackson Ave
Union

Within a mile of the project, LeBonheur Children’s Hospital recently added over 128,000-SF of office space as part of a $95 Million Investment in their operations. The Southern College of Optometry enrolls 500 students annually.

The Medical District is ready.

The District supports:

30,000+ jobs

8,000+ students

10,000+ residents

Source: Memphis Medical District Collaborative [2]

A potential market for rentals:

4,369 households with income ≤ 80% of AMI

5,373 households with income > 100% of AMI

1,364 Households that can support annual rental rates between $1,000 to $1,500 per month.

Projected absorption rate:

~235 rental units per month (Memphis Metro)

Household market for new market-rate rentals:

Younger singles and couples: **78%**

Empty nesters and retirees: **15%**

"The Memphis Medical District location, good economic base, and diversified economy leave the area well positioned for economic growth. As of recently, inventory has been low, creating a larger demand for multifamily and increased rent growth." – MMD Housing Study

Source: Hodges & Pratt Co.[1]

Reimagining multifamily in Crosstown.

23
townhomes, duplex, and 4-plex units with a mix of 1BR (19) and 2BR (4)

3
potential phases totaling 67 units

25
secured on-site parking spaces

Our Plan: a new housing alternative for the Medical District.

Phase 1

Phase 2

Phase 3

30' - 0" FRONT SETBACK

MAIL KIOSK

29 SPACES

25 SPACES

7 SPACES

N BELLEVUE BLVD

N MONTGOMERY ST

LARKIN AVE

GRILL PAVILLIONS

FIRE PITS

BOYARD BACK

APPROXIMATE TREE LOCATION & SIZE, TYP. TO BE VERIFIED VIA SURVEY

APPROXIMATELY 7 EXISTING ON-STREET PARKING TO REMAIN

OPTIONAL ADDITIONAL WAXWING 2-BED COTTAGE

4' FENCE WITH GATE ACCESS

APPROXIMATE GAS UTILITIES LOCATION

2D · 4-P · 4-P · 4-P · 4-P · 4-P · 4-P · 2D · 2DD · 2DD · 2DD · 1A · 1A · 1A · 1C · 1C · 1C · 1AA · 1AA · 2BB · 1AA+1AA · 1AA+1AA · 1AA · 2B

*All drawings are conceptual renderings and the Developer expressly reserves the right to make modifications

Our Plan: Contextual housing for Crosstown.



Unit 2D



Unit 1AA



Unit 1B



Unit 2CC

Our Plan: Contextual housing for Crosstown.



6' TALL WROUGHT IRON FENCE W/ PAINTED STEEL POSTS AND GATES, TYPICAL

WAXWING   AZALEA B2B   AZALEA 4-PACK   AZALEA 4-PACK   WAXWING 2-PACK   CHICKADEE

Montgomery Street Elevation



Our Plan: Contextual housing for Crosstown.

Aerial View – Bellevue Montgomery



Our Plan: Contextual housing for Crosstown.

Courtyard View – Bellevue Montgomery

The story so far.



A 2.53-acre parcel within Crosstown Neighborhood of the Medical District.

Here's the current agreement:

Bellevue Montgomery, LLC (Developer) executed the Purchase & Sale Agreement with the property owner on July 26, 2024.

- Developer to acquire the property for $200,000 ($81,893/acre).

- Due Diligence period of 60 days (expires September 24, 2024). Buyer is satisfied with Due Diligence and ready to close. The closing date can be extended until February 2025 for $1,000 a month.

- The City confirmed that the proposed project can be approved as a by-right development.

We’re filling a gap in the landscape –
Community Focused Design

Bellevue Montgomery is designed as a ‘Pocket Neighborhood’ focused on connectivity both geographically and socially. It physically bridges a gap in the streetscape by linking the surrounding neighborhoods and fosters social connections through a shared community space and with front porches that encourage residents to interact.


Detached Single-Family Houses
Duplex: Side-By-Side + Stacked
Fourplex: Stacked
Courtyard Building
Cottage Court
Townhouse
Multiplex: Medium
Triplex: Stacked
Live-Work
Mid-Rise
Missing Middle Housing

Image credit Opticos Design, Inc.

We're filling a gap in the landscape –
Missing Middle Housing

Bellevue Montgomery will be a 'Missing Middle Housing' development project initially focused on attainable rental rates at 80%AMI (area median income).



North Pkwy
Overton Park Ave
Poplar Ave
Washington Ave
Madison Ave
Union Ave
Monroe Ave
Vance Ave
Peabody Ave
Central Ave
E Carolina Ave
E E H Crump Blvd
Walker Ave
Mississippi Blvd
N Bellevue Blvd
S Bellevue Blvd
S Belvedere Blvd
S McLean Blvd
Cooper St
Florida St
Walnut St
1
2
3
4
5
6
7
8
9

1-Bedroom Comps

	Yr. Built	Unit SF	Monthly Rent	Rent PSF
Comp Median	*1993*	*732*	*$1,436*	*$1.96*
Bellevue Montgomery	**2025**	**629**	**$1,232**	**$1.38**
Novogradoc 80% AMI			$1,279	

2-Bedroom Comps

	Yr. Built	Unit SF	Monthly Rent	Rent PSF
Comp Median	*1990*	*1063*	*$1,928*	*$1.81*
Bellevue Montgomery	**2025**	**1088**	**$1,500**	**$1.96**
Novogradoc 80% AMI			$1,534	

"Demand in the area is recently increasing due to population/household and job growth and income levels. Based on rent growth and occupancy rates of new quality affordable (*attainable*) housing, there appears to be pent-up demand present."

"New supply has been added in recent years but is insufficient to meet demand."

Source: Hodges & Pratt Co.[1]

We're filling a gap in the landscape –
How Our Rents Compare

1-Bedroom Comps

Property Name	# units	Yr. Built	Unit SF	Monthly Rent	Rent PSF
❶ The Citizen	121	2019	699	$1,808	$2.59
❷ Parcels at Concourse	57	2016	926	$2,126	$2.30
❸ Fielder Square	164	2001	781	$1,483	$1.90
❹ Melrose Midtown	53	1959	877	$1,474	$1.68
❺ Madison Midtown	151	2021	674	$1,314	$1.95
❻ Kimbrough Tower	46	1939	723	$913	$1.26
❼ The Venue / The Bonsai	108	1959	615	$1,200	$1.95
❽ Bristol on Union	142	2004	742	$1,507	$2.03
❾ Flats at Cooper Young	25	2019	550	$1,099	$2.00
Comp Median	*96*	*1993*	*732*	*$1,436*	*$1.96*
🚩 Bellevue Montgomery	19	2025	629	$1,232	$1.38
Novogradoc 80% AMI				$1,279	

Average monthly rents updated August 2024. Data collected from apartments.com

2-Bedroom Comps

Property Name	# units	Yr. Built	Unit SF	Monthly Rent	Rent PSF
❶ The Citizen	29	2019	1,114	$2,119	$1.90
❷ Parcels at Concourse	180	2016	1,143	$2,431	$2.13
❸ Fielder Square	124	2001	957	$1,880	$1.96
❹ Melrose Midtown	33	1959	1,205	$1,709	$1.42
❺ Madison Midtown	43	2021	1,121	$2,120	$1.89
❻ Kimbrough Tower	32	1939	955	$1,575	$1.65
❼ The Venue / The Bonsai	21	1959	836	$1,675	$2.00
❽ Bristol on Union	70	2004	1,176	$1,912	$1.63
Comp Median	*67*	*1990*	*1063*	*$1,928*	*$1.81*
🚩 Bellevue Montgomery	4	2025	1088	$1,500	$1.96
Novogradoc 80% AMI				$1,534	

Average monthly rents updated August 2024. Data collected from apartments.com

Phase 1 - the project by the numbers.

Sources:

Sponsor Equity	$66,613
SC Crowdfunding	$602,759
Grants	$55,000
Construction Loan	$2,897,491
Total Project Sources	$3,621,863

Uses:

Hard Costs	$2,641,529
Hard Cost Contingency	$264,153
Soft Costs	$218,860
Land Acquisition	$210,000
Developer Fee	181,093
Financing Costs	$106,228
Estimated Total Project Uses	$3,621,863

How this might work for you.

	2025 Year 0	2026 Year 1	2027 Year 2	2028 Year 3	2029 Year 4	2030 Year 5	TOTAL
Cash Inflows							
Investor Capital	669,372	-	-	-	-	-	
Grants	55,000	-	-	-	-	-	
Bank Loan	2,897,491	-	-	-	-	-	
Rent	-	352,505	359,543	366,581	373,620	380,658	
Refinance & Sales Proceeds	-	-	-	38,641	-	1,432,813	
Total Inflows	**3,621,863**	**352,505**	**359,543**	**405,222**	**373,620**	**1,813,471**	
Cash Outflows							
Acquisition	(210,000)	-	-	-	-	-	
Hard Costs	(2,641,529)	-	-	-	-	-	
Soft Costs	(218,860)	-	-	-	-	-	
Development Fees	(181,093)	-	-	-	-	-	
Financing Costs	(106,228)	-	-	-	-	-	
Contingency	(264,153)	-	-	-	-	-	
Operating Expenses	-	(86,445)	(87,892)	(89,339)	(90,786)	(92,233)	
Reserves	-	(3,450)	(3,450)	(3,450)	(3,450)	(3,450)	
Debt Service	-	(224,556)	(224,556)	(221,806)	(221,256)	(221,256)	
Total Outflows	**(3,621,863)**	**(314,451)**	**(315,898)**	**(314,595)**	**(315,492)**	**(316,939)**	
Net Cash Flow	**-**	**38,054**	**43,645**	**90,627**	**58,127**	**1,496,532**	**1,726,984**
To Investors (Class A Shares)	(670,000)	38,054	43,645	90,627	58,127	1,260,724	1,491,177
To Sponsor (Class B Shares) - Promote	-	-	-	-	-	235,808	235,808
To $5,000 Investor	(5,000)	284	326	677	434	9,730	11,452
As Percent of Investment	229.04%						

*Preferred return of 8% paid out of free cash flow to all investors on a pro rata basis. Second, any excess cash flow reduces investor's capita

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

The timeline is underway.

—



Execute Purchase and Sales Agreement
Jul 2024

Jul 2024- Sept 2024
Due Diligence Period

Closing*
Oct 2024

Aug 2024- Dec 2024
Project Design

Commence Construction
Jan 2025

Oct 2025
Delivery of 1st Units

Phase 1 Project Completion
Q1 2026

*Per the PSA, closing can be extended until February 2025 at Buyer's option.

The experienced team for the job.



Scott Kern

KPS Development Partners

skern@krndev.com

Scott Kern started his career working as development intern for LendLease/ERE Yarmouth on the 1997 redevelopment of Fashion Valley Mall in San Diego, CA. Since then, he has spent the last 23 years working in the retail and mixed-use development industry; most recently as the Sr. Vice President of Development and COO of Poag Shopping Center. In 2019, Mr. Kern launched KRN Development, LLC, a full-service commercial real estate development company. In 2022, KPS Development Partners was launched as a new joint venture between Scott Kern, Josh Poag, and David Selberg.

Mr. Kern earned a Bachelor of Arts in Environmental Design from San Diego State University.

He is a member of the International Council of Shopping Centers and the Urban Land Institute. Additionally, he has served on the board of Baja Bound Ministries since 2018. Baja Bound is a non-profit organization that builds homes for the working poor in Baja California.

Footnotes

[1]*Housing Study* – Memphis Medical District, Memphis, TN, October 7, 2022, prepared by Hodges & Pratt Co. – Real Estate Appraisers & Consultants, https://cdn.prod.website-files.com/63c83efff42d39d8de843f7d/65e899be61afeaba9497477a_6526dab670e223bd86e7625c_FINAL_MMDC%20-%20Market%20Study-72dpi.pdf

[2]*Discover the District: The Memphis Medical District, https://cdn.prod.website-files.com/63c83efff42d39d8de843f7d/65e896e7759cca2c93867ab5_64ba96efa6e0ed80040a6a37_MMDC-BizRec_03.2023_WEB.pdf*

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks:

- Anticipated grants may not be awarded.

- Supply chain issues may affect appliance delivery, etc. in light of the potential longshoreman strike on the east coast.

- Government-owned utility companies (MLGW) may cause unexpected delays in providing electricity, water, gas, and sewer capacity/tie-ins.

- City of Memphis site plan approval - while we try to anticipate City requirements for the site design, there may be conditions placed on their approval that we may not have planned for. These conditions could impact the project budget and/or schedule.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Class A Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons.

Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

- There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class A Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Class A Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Class A Shares, and these conditions might not be acceptable to you.

- If you want to sell your Class A Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Class A Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Tennessee, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: REG CF INVESTMENT AGREEMENT

BELLEVUE MONTGOMERY, LLC

This is an Investment Agreement, entered into on _____ by and between Bellevue Montgomery, LLC (the "<u>Company</u>") and _____ ("<u>Purchaser</u>").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "<u>Platform</u>").

II.   The Company and its members are parties to an agreement captioned "Bellevue Montgomery LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "<u>Disclosure Document</u>"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

   2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "Class A Shares" for _____ [Purchase Price] (the "<u>Shares</u>").

   2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of

Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of Delaware, without considering principles of conflicts of law.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Tennessee, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at skern@krndev.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: BELLEVUE MONTGOMERY, LLC

By: KPS Bellevue Montgomery, LLC, As Manager

By: KPS Development Partners, LLC, A Delaware limited liability company its manager

By _____

Scott Kern, CEO

EXHIBIT D: LLC AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

BELLEVUE MONTGOMERY LLC

This Limited Liability Company Agreement (this "Agreement"), is entered into and effective on October 31, 2024, by and among Bellevue Montgomery LLC, a Delaware limited liability company (the "Company"), KPS Bellevue Montgomery, LLC ("KPS Bellevue") as the initial member being issued Class B Shares in accordance with Section 3.1 as of the date hereof (in such capacity, sometimes referred to herein as the "Class B Member"), and as the Manager of the Company as designated in Section 5.1.1, and all other persons who may hereafter purchase Class A Shares following the date of this Agreement (which may include the Manager and its affiliates) (collectively, the "Class A Members" and together the Class B Member and any other person hereafter becoming a member of the Company and a party to this Agreement, collectively, the "Members").

Background

The parties hereto desire to enter into this Agreement to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 *et seq.* (the "Act").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Act for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by this Agreement and the Act, except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "Bellevue Montgomery LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell a multifamily project (the "Project") located at 272 N Bellevue in Midtown Memphis, Tennessee (the "Property"), as described more fully in that certain investor disclosure packet of the Company available on www.smallchange.co, as amended from time to time (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act.

In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company (hereinafter the "Year") shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Each person desiring to acquire Class A Shares shall be required to make an initial capital contribution to the Company (each, a "Capital Contribution") in exchange for such Class A Shares in such amount as determined by the Manager. The Class B Member shall not be required to make any Capital Contribution to the Company in respect of its Class B Shares.

2.2.   **Other Required Contributions**. Except as provided in Section 2.1, no Member shall be obligated to make any Capital Contributions to the Company. Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's Capital Account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by the Manager or any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member may withdraw any part of his, her, or its Capital Contributions from the Company;

#662454 v1
4891-8175-7424, v. 4

2.4.2.   No Member shall be required to make any loans to the Company;

2.4.3.   Any Member Loans under Section 2.3 (i) shall be considered a loan and not a Capital Contribution of the lending Member, (ii) shall neither increase such lending Member's Capital Account at the time the loan is made, nor decrease the lending Member's Capital Account upon repayment thereof, and (iii) shall not result in the adjustment of the number of Shares owned by any Member;

2.4.4.   Except as otherwise provided herein, no interest shall be paid on any Member's Capital Contributions;

2.4.5.   No Member may receive property from the Company other than cash under any circumstances requiring a return of his Capital Contributions; and

2.4.6.   No Member shall be liable to any other Member for the return of his, her, or its Capital Contributions.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. The limited liability company interests of the Company shall be represented by issued and outstanding shares (the "Shares"). As of the date of this Agreement, the Company's initial capital structure consists of two (2) classes of Shares, with one class designated as "Class A Shares" and one class designated as "Class B Shares." The Company is authorized to issue and sell up to Six Hundred and Seventy (670) Class A Shares for $1,000 per Class A Share to investors in a Reg CF offering. The Class B Shares are intended to constitute a profits interest and are issuable only to the Class B Member in exchange for serving as the Manager. As of the date hereof, only Class B Shares are issued and outstanding, all of which are held by the Class B Member. Subject to Section 3.2, the Company is authorized to issue any new or additional Shares, including any new type, class or series of Shares with such rights and preferences as the Manager may determine in its sole discretion ("New Shares"). In order for any person acquiring Class A Shares or any New Shares from the Company after the effective date hereof to be admitted as a new Member, such person must first execute and deliver to the Company a counterpart to this Agreement in the form approved by the Manager, agreeing to be bound by all terms and conditions of this Agreement as if he were an original party hereto.

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Each Class A Member shall have the right to purchase up to its pro rata share (based on their relative holdings of Class A Shares) of any New Shares the Company may from time to time propose to issue and sell. Before issuing New Shares, the Manager shall provide written notice (the "Issuance Notice") to each Class A Member, which shall include a description of the rights and preferences

#662454 v1
4891-8175-7424, v. 4

of the New Shares, the aggregate number of New Shares the Company proposes to sell and the purchase price per each such New Share, each Class A Member's pro rata share of such New Shares, and how the proceeds from the sale thereof are intended to be used. Each Class A Member shall, within ten (10) business days after receipt of the Issuance Notice (the "Exercise Period"), have the right to irrevocably elect to purchase its pro rata share of the New Shares at the purchase price set forth in the Issuance Notice by delivering written notice to the Company (the "Acceptance Notice"). The delivery of an Acceptance Notice by a Class A Member shall be a binding and irrevocable offer by such Member to purchase the New Shares described therein. The failure of a Class A Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of his rights under this Section 3.2 with respect to the purchase of such New Shares, but shall not affect its rights with respect to any future issuances or sales of New Shares.

3.2.2.   **Allotment**. No later than five (5) business days following the expiration of the Exercise Period, the Manager shall notify each Class A Member in writing (the "Over-allotment Notice") of the number of New Shares that each Class A Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) and the total remaining number of New Shares not elected to be purchased by the Class A Members (the "Over-allotment New Shares"). Each Class A Member who elected to purchase its pro rata share of the New Shares in full (each, a "Fully Exercising Member") shall have a right to purchase such Fully Exercising Member's pro rata share (based on the relative holdings of Class A Shares of all Fully Exercising Members electing to purchase Over-allotment New Shares) by delivering written notice to the Company within five (5) business days of such Fully Exercising Member's receipt of the Over-allotment Notice (the "Over-allotment Exercise Period").

3.2.3.   **Sales of New Shares**. If the Class A Members do not elect to purchase all of the New Shares described in the Issuance Notice prior to expiration of the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of the remaining New Shares the Class A Members did not elect to purchase in accordance with this Section 3.2 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of remaining New Shares to be issued or sold by the Company may be reduced); *provided*, that (i) such issuance or sale is closed within thirty (30) days after the expiration of the Over-allotment Exercise Period (subject to the extension of such 30-day period for a reasonable time not to exceed sixty (60) days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Shares are sold to any prospective purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Shares within such time period, the Company shall not thereafter issue or sell any New Shares without first again offering such securities to the Class A Members in accordance with the procedures set forth in this Section 3.2.

3.2.4.   **Restrictions Based on Offering Requirements**. Notwithstanding the foregoing provisions, the Manager may limit the rights described in this Section 3.2 to Class A Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this Section 3.2 to Class A Members who are

#662454 v1
4891-8175-7424, v. 4

then "accredited investors" under 17 CFR §230.501(a).

3.3.   **Purchase of New Shares by Manager and Affiliates**. Neither the Manager nor its affiliates may purchase New Shares before using good faith efforts to sell such New Shares to unrelated third parties.

3.4.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Shares, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.5.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.6.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.7.   **Capital Accounts**. A capital account (a "Capital Account") shall be established and maintained for each Member. Unless otherwise specifically provided herein, the Capital Accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the Regulations thereunder. In general, each Member's Capital Accounts shall be (i) increased by the amount of (A) such Member's Capital Contributions, (B) such Member's allocable share of Net Profit and any items of income or gain specially allocated to such Member, (C) the amount of Company liabilities assumed by such Member or which are secured by any property of the Company distributed to such Member; and (ii) decreased by the amount of (A) cash or the fair market value of any property distributed to such Member, (B) such Member's share of Net Loss and any items of loss or deduction specially allocated to such Member, and (C) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Adjusted Capital Account Deficit" means the deficit balance, if any, in a Member's Capital Account as of the end of the relevant Year, giving effect to the following adjustments:

(a)   credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

#662454 v1
4891-8175-7424, v. 4

(b) debit to such Capital Account the items described in clauses (4), (5) and (6) of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

4.1.2. "Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the fair market value of such property as of the date of such contribution;

(b) the Book Value of any property the Company distributes to a Member shall be its fair market value as of the date of such distribution;

(c) the Book Value of all Company assets may, in the discretion of the Manager, be adjusted to equal their respective fair market values as determined by the Manager, upon the occurrence of the following events: (A) the acquisition of additional Shares in the Company by a new or existing Member in consideration for more than a de minimis Capital Contribution; (B) the Company's distribution to a Member of more than a de minimis amount of cash or other property as consideration for the redemption of such Member's Shares; or (C) the liquidation of the Company within the meaning of Treas. Regs. Section 1.704-1(b)(2)(ii)(g);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the depreciation taken into account with respect to such asset for purposes of computing Net Profit and Net Loss.

4.1.3. "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.4. "IRR" means, with respect to the aggregate Capital Contributions of each Member, the discount rate that causes the sum of the net present value of all Capital Contributions from that Member (with Capital Contributions being treated as negative numbers) and the net present value of all distributions to that Member (including any deemed distributions) to equal zero dollars ($0). A Member

#662454 v1
4891-8175-7424, v. 4

will be deemed to receive a specified Internal Rate of Return, with respect to its Capital Contributions, when such Member has received a return of all such Capital Contributions plus a cumulative return on such Capital Contributions at the specified annual rate, calculated commencing on the date or dates those Capital Contributions are made, taking into account the timing and amounts of all previous distributions made (or deemed made) by the Company to such Member and the timing and amounts of all previous Capital Contributions made to the Company by such Member. The Internal Rate of Return shall be calculated using the XIRR function in Microsoft Excel or its functional equivalent. In determining the IRR, the following shall apply: (i) all Capital Contributions shall be treated as having been contributed to the Company on the last day of the month on which a Member's Capital Contributions were actually delivered to the Company; (ii) All distributions shall be based on the amount of the distribution prior to any applicable federal, state or local taxation to the Members (including any withholding or deduction requirements); (iii) all distributions shall be treated as having been received by the applicable Member on the last day of the month on which such Member actually receives such distribution.

4.1.5.   "Member Nonrecourse Debt" means a debt or liability of the Company (including a debt or liability of any subsidiary pursuant to Regulation Section 1.704-2(k)(5)) which would be a Nonrecourse Liability, except that a Member bears the economic risk of loss because, for example, the Member is the creditor or guarantor as described in Regulations Section 1.704-. 2(b)(4).

4.1.6.   "Member Nonrecourse Debt Minimum Gain" means "partner nonrecourse debt minimum gain," as such term is defined in Regulations Section 1.704-2(i)(2).

4.1.7.   "Member Nonrecourse Deductions" means any item of partnership loss, deduction, or expenditure under Section 705(a)(2)(B) of the Code that is attributable to a Member Nonrecourse Debt, as determined pursuant to Regulations Section 1 .704-2(i)(2).

4.1.8.   "Minimum Gain" means the amount determined by (a) computing for each Nonrecourse Liability of the Company any gain the Company would realize if it disposed of the property subject to that liability for no consideration other than full satisfaction of the liability and (b) aggregating the separately computed gains, increased by any minimum gain assigned to the Company from a subsidiary pursuant to Regulation Section 1.704-2(k).   If, pursuant to Regulations Sections 1.704-1(b)(2)(iv)(d) or 1.704-1(b)(2)(iv)(f), Company property is properly reflected on the books of the Company at a value different from the adjusted tax basis of such property, the calculation of Minimum Gain pursuant to the preceding sentence shall be made by reference to such book value.

4.1.9.   "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

#662454 v1
4891-8175-7424, v. 4

4.1.10.   "Net Profit" or "Net Loss" means, for each Year, an amount equal to the Company's taxable income or loss (after the adjustments described below) for each Year or other applicable period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   Expenditures described in Section 705(a)(2)(B) of the Code, not otherwise taken into account in determining Net Profit or Net Loss, shall be included as an expense in the determination of Net Profit and Net Loss;

(b)   Income exempt from taxation shall be included in the determination of Net Profit and Net Loss; and

(c)   Items which are specially allocated pursuant to Section 4.3.4 hereof (except for Nonrecourse Deductions) shall be eliminated by adding them or subtracting them, as the case may be, in the determination of Net Profit and Net Loss.

4.1.11.   "Nonrecourse Deductions" means losses, deductions and items described in Section 705(a)(2)(B) of the Code attributable to Nonrecourse Liabilities of the Company as described in Regulations Sections 1.704-2(b)(1) and 1.704-2(c), including nonrecourse deductions of any subsidiary allocated to the Company and treated as described in Regulation Section 1.704-2(k)(4).

4.1.12.   "Nonrecourse Liability" means a debt or liability of the Company or any subsidiary, to the extent that no Member or related person bears the economic risk of loss for that liability within the meaning of Regulations Sections 1.752-2 and 1.752-4(a).

4.1.13.   "Operating Cash Flow" means cash flow from the ordinary rental operations of the Property (other than proceeds from a Capital Transaction), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.14.   "Preferred Return" means, with respect to each Class A Member (including the Manager in its capacity as a Class A Member), a cumulative, non-compounded return of 8% per year on such the balance of Class A Member's Unreturned Investment, measured from the date the Class A Member's Capital Contribution was released from escrow and transferred to the Company's account. The Preferred Return shall be calculated on the basis of a year of 365 or 366 days, as applicable, for the actual number of days occurring in the period for which the Preferred Return is being determined, and shall be cumulative but not compounded, in that accumulated amounts from prior periods shall not be used in calculations for the following periods (unpaid Preferred Returns for any year shall not be deemed an additional Capital Contribution by a Member for purposes of calculating the Preferred Return for such year).

4.1.15.   "Regulations" mean the regulations promulgated by the United States Department of

#662454 v1
4891-8175-7424, v. 4

the Treasury under the Code.

4.1.16. "Reserve Accounts" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.17. "Unreturned Investment" means, with respect to any Class A Member, the amount of such Class A Member's Capital Contribution reduced by the aggregate amount of any distributions such Class A Member has received pursuant to Section 4.2.1(b).

4.2. **Distributions**. Except as otherwise provided in Sections 4.2.2, 4.2.3, and 9.2 the Manager shall have the sole discretion to determine the timing of and amounts available for distribution out of the Company's Operating Cash Flow.

4.2.1. **Distributions of Cash Flow**. Distributions of Operating Cash Flow as determined by the Manager in accordance with Section 4.2, will made to the Members and the Manager in the following order and priority:

(a) First, one hundred percent (100%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with their Class A Shares until each such Member has received his, her, or its Preferred Return accrued through the date of distribution;

(b) Second, one hundred percent (100%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with the balances of their Unreturned Investment, until each such Member's Unreturned Investment has been reduced to zero;

(c) Third, until each Class A Member (including the Manager in its capacity as a Class A Member) has received an IRR of twelve percent (12%) on such Member's Capital Contributions, (i) eighty percent (80%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with their respective Class A Shares, and (ii) twenty percent (20%) to the Manager in its capacity as the Class B Member; and

(d) Thereafter, (i) seventy percent (70%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with their respective Class A Shares, and (ii) thirty percent (30%) to the Manager in its capacity as the Class B Member.

4.2.2. **Distributions of Net Capital Proceeds**. Within a reasonable period after a Capital Transaction as determined by the Manager, the Company shall distribute Net Capital Proceeds from such transaction among the Members in the same order and priority as Operating Cash Flow under Section 4.2.1.

4.2.3. **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any Year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the

#662454 v1
4891-8175-7424, v. 4

following year, an amount equal to the excess, if any, of (i) the product of (A) the amount of Company taxable income allocated to such Member, and (B) the highest combined marginal federal and state income tax rate for individuals then in effect during such Year, over (ii) the aggregate amount previously distributed to such Member during such Year pursuant to the provisions of Sections 4.2.1 and 4.2.2. Any distributions made to a Member pursuant to this Section 4.2.3 shall for purposes of this Agreement be treated as advances on distributions and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Sections 4.2.1 and 4.2.2.

4.2.4.　**Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.5.　**Reinvestments**. Notwithstanding any provision of this Agreement, the terms "Net Capital Proceeds" and "Operating Cash Flow" shall not include any amounts the Manager elects to reinvest in the Property.

4.2.6.　**Other Classes of Interest**. If, pursuant to section 3.1, the Company issues New Shares having different preferences or rights as the Shares as of the date hereof, then, notwithstanding sections 4.2.1 and 4.2.2, the holders of such New Shares shall have such preferences or rights to distributions as determined by the Manager at the time of issuance.

4.2.7.　**Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.8.　**Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.3.　**Allocations of Profits and Losses**.

4.3.1.　**General**. For each Year (or portion thereof), except as otherwise provided in this Agreement, Net Profit and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 4.3.2 hereof, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal (proportionately) to (a) the amount that would be distributed to such Member pursuant to Section 9.2.2 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Values, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Book Value of the asset securing such liability) and the net proceeds were distributed to the Members in accordance with Section 9.2.2 immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

4.3.2. **Special Allocations**. Notwithstanding Section 4.3.1 hereof, the following provisions shall apply:

(a) **Minimum Gain Chargeback**. If there is a net decrease in the Minimum Gain of the Company during any Year, each Member shall be specially allocated items of Company income and gain for such Year equal to that Member's share of the net decrease in Minimum Gain, within the meaning of Regulation Section 1.704-2(g)(2). The provisions of this Section 4.3.2(a) are intended to comply with the minimum gain chargeback requirement of Regulation Section 1.704-2(f) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(b) **Member Nonrecourse Debt Minimum Gain Chargeback**. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulation Section 1.704-2(i)(5), as of the beginning of such Year shall be specially allocated items of income and gain for such Year (and, if necessary, for succeeding Years) equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. The provisions of this Section 4.3.2(b) are intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulation Section 1.704-2(i)(4) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(c) **Deficit Capital Account**. In the event that any Member, after all allocations pursuant to this Section 4.3 and distributions pursuant to Section 4.2 hereof, disregarding this Section 4.3.2(c), would have a deficit balance in such Member's Capital Account at the end of any Year which deficit would be in excess of the sum of (i) the amount that such Member is obligated to restore to the Company under Regulation Section 1.704-1(b)(2)(ii)(c), and (ii) such Member's share of Minimum Gain (which is also treated as an obligation to restore in accordance with Regulation Section 1.704-1 (b)(2)(ii)(d)), the Capital Account of such Member shall be specially credited with items of Company income (including gross income) and gain for such year in a manner to eliminate such excess as quickly as possible.

(d) **Qualified Income Offset**. If any Member unexpectedly receives any adjustment, allocation or distribution described in clauses (4), (5) and (6) of Regulations Section 1.704-1(b)(2)(ii)(d), which create or increase an Adjusted Capital Account Deficit for that Member, such Member shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for such Year) in an amount and manner sufficient to eliminate, as quickly as possible, the Adjusted Capital Account Deficit of such member, if any, to the extent required by the relevant

#662454 v1
4891-8175-7424, v. 4

Regulations. The provisions of this Section 4.3.2(d) are intended to comply with the "qualified income offset" requirement of Regulation Section 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(e)   **Nonrecourse Deductions**. For any Year in which there are allocations of Nonrecourse Deductions, such Nonrecourse Deductions shall be allocated to the Members in accordance with, and as a part of, the allocations of Net Profit or Net Loss for that year. Member Nonrecourse Deductions of the Company for any Year shall be specially allocated to the Member who bears the economic risk of loss for the Member Nonrecourse Debt in question. The provisions of this Section 4.3.2(e) are intended to satisfy the requirements of Regulation Sections 1.704-2(e)(2) and 1.704-2(i)(1) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(f)   **Allocations to Reflect Contributed Property**. If any Member contributes property to the Company which has a difference between its tax basis and its fair market value on the date of its contribution, then all items of income, gain, loss, and deduction with respect to such contributed property shall be shared among the Members, pursuant to Section 704(c)(i)(A) of the Code, solely for federal income tax purposes, so as to take account of the variation between the basis of such property and its fair market value at the time of contribution. Such allocations shall be made in accordance with the traditional method with reasonable curative allocations described in Regulation Section 1.704-3(c). Any elections or other decisions relating to such curative allocations shall be made by the Manager after consulting with the accountants for the Company, in any manner that reasonably reflects the intention of this Agreement. Allocations pursuant to this Section 4.3.2(f) are solely for purposes of federal income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or distributions pursuant to any provision of this Agreement. Any Member who contributes property to the Company shall provide to the Manager such information as may be required to establish such Member's tax basis in the contributed property.

(g)   **Allocations Relating to Issuance of Company Units**. If any Member realizes any compensation income as a direct or indirect result of the issuance of Shares by the Company to any Member, then any compensation deduction of the Company arising with respect to such compensation income shall be specially allocated to such Member(s) to the extent of such compensation income.

4.3.3.   **Section 706(d) Restriction**. In the case of any Member who has contributed capital to the Company during the Year or who became (or ceased to be) a Member during the Year, the allocation of federal income tax items to such Member shall not exceed the maximum allocation permitted under Section 706(d) of the Code to limit retroactive allocations.

4.3.4.   **Allocations in Respect of Transferred Shares**. In the event of a Transfer of Shares Transfers during any Year in compliance with Article 8 of this Agreement, Net Profit, Net Loss, and other items of income, gain, loss and deduction attributable to such Transferred Shares for such Year, shall be allocated as between the transferor and transferee according to the "pro-rata method" described in Regulations Section 1.706-1(c)(2)(ii), based on the number of days in the Year that the Shares were held

#662454 v1
4891-8175-7424, v. 4

by each party, unless the transferor and transferee otherwise agree to use an interim closing of the books method.

4.3.5.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

5.   ARTICLE FIVE: MANAGEMENT

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a "manager" within the meaning of 6 Del. C. §18-101(12) designated in accordance with this Agreement (the "Manager"). The Company shall have one Manager and KPS Bellevue is hereby designated as the sole Manager as of the date of this Agreement.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class A Shares from time to time; (ii) issue Class A Shares to any person for such consideration as the Manager may determine in its sole discretion, and admit such persons to the Company as Class A Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services to or on behalf of the Company; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions in accordance with Section 4.2; (viii) determine the information to be provided to the Members; (ix) grant mortgages, liens, and other encumbrances on the assets of the Company and the Property; (x) make all elections under the Code and State and local tax laws; (xi) file and settle lawsuits; (xii) file a petition in bankruptcy; (xiii) discontinue the business of the Company; (xiv) sell all or any portion of the assets of the Company or the Property; and (xv) dissolve the Company.

5.1.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member

#662454 v1
4891-8175-7424, v. 4

has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4.   **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5.   **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Class A Shares to investors, including legal and accounting expenses, provided that, the Manager may in its discretion, elect to treat any such unreimbursed costs as a Capital Contribution, in exchange for which the Manager will receive a proportionate number of Class A Shares in the Reg CF offering.

5.6.   **Compensation of Manager and Affiliates**.

5.6.1.   **Asset Management Fee**. As consideration for managing the business and affairs of the Company, KPS Bellevue will be entitled to a fee equal to one percent (1.00%) of the aggregate Capital Contributions of the Members, which shall be payable to KPS Bellevue annually..

5.6.2.   **Developer Fee**. As consideration for certain development services to be provided by KPS Bellevue in connection with the development of the Project, KPS Bellevue will be entitled to a development fee equal to five percent (5.0%) of the sum of (i) total cost of acquiring the Property, (ii) all hard and soft construction costs relating to the Project, and (iii) all fees, costs and interest charges relating to the construction financing for the Project, which will be payable to KPS Bellevue in equal monthly installments during the construction period.

#662454 v1
4891-8175-7424, v. 4

5.6.3.   **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this Section 6.2, the term "<u>Covered Person</u>" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

#662454 v1
4891-8175-7424, v. 4

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or

#662454 v1
4891-8175-7424, v. 4

other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this Section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this Section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this Section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 6.2.3 to the fullest extent permitted by any applicable portion of this Section that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this Section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior

#662454 v1
4891-8175-7424, v. 4

written consent.

6.2.5. **Survival**. The provisions of this Section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that any Class A Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amounts distributed to the Members under Section 4.2, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law (collectively, the "Financial Reporting Package"). The Company shall furnish to each Member a Financial Reporting Package as of the end of each Year as well as such information as may be required to timely file the Company's Tax Returns and\or Regulatory Reporting requirements, as appropriately extended. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's

#662454 v1
4891-8175-7424, v. 4

records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Class A Members or any information regarding the Class A Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

#662454 v1
4891-8175-7424, v. 4

7.5.   **Tax Matters.**

    7.5.1.   **Designation**. The Manager (or an individual designated by the Manager) shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

    7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

    7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

    7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

    7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Class A Members**.

#662454 v1
4891-8175-7424, v. 4

8.1.1.   **In General**. A Class A Member (a "<u>Transferor</u>") may not sell, transfer, dispose of, or encumber (each, a "<u>Transfer</u>") any of his, her, or its Class A Shares (the "<u>Transferred Shares</u>"), with or without consideration, except as set forth in this Article 8. Any attempted Transfer not permitted in this Article 8 shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Class A Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Class A Shares (the "<u>Transfer Shares</u>"), then the Selling Member shall first notify the Manager in writing, specifying the Class A Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to Section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days after electing to purchase the Transfer Shares in accordance with Section 8.1.2(a).

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

#662454 v1
4891-8175-7424, v. 4

8.1.3.   **Application to Entities**. In the case of a Class A Member that is a Special Purpose Entity, the restrictions set forth in Section 8.1.1 and Section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of Section 8.1.1 and Section 8.1.2:

(a)   A Transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any Transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party.

provided, however, that in the case of a Transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such Transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on Section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Unless and until a person who is a transferee of Class A Shares is admitted to the Company as a Class A Member pursuant to Section 8.1.6 below, such transferee shall be an "Assignee" with respect to such Class A Shares for purposes of this Agreement, and shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Class A Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a counterpart of this Agreement in the form approved by the Manager, agreeing to be bound by all terms and conditions of this Agreement as if he were an original party hereto;

#662454 v1
4891-8175-7424, v. 4

(b)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the Transfer are paid by the Transferor to the Company, without regard to whether the proposed Transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the Transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the Transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the Transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the Transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Class A Shares shall be admitted to the Company as a Member on the date agreed by the Transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Class A Member, neither the Company nor the Manager shall have the obligation to purchase the Class A Shares owned by such Class A Member, nor shall such Class A Member have the obligation to sell his, her, or its Class A Shares. Instead, the legal successor of such Class A Member shall become an assignee of the Class A Member pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Class A

#662454 v1
4891-8175-7424, v. 4

Shares to a third party who is not related to the Manager in a bona fide arm's length transaction (a "Drag-Along Transaction"), then the Manager may, upon providing written notice to each Member, or to each Class A Member, as applicable (each, a "Dragged Member"), require each Dragged Member to sell their Shares and otherwise participate in the Drag-Along Transaction. Each Dragged Member shall execute such documents or instruments as may be requested by the Manager to effectuate the Drag-Along Transaction and shall otherwise cooperate with the Manager in connection with effectuating such Drag-Along Transaction. The following rules shall apply to any such Drag-Along Transaction: (i) each Dragged Member shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Dragged Member shall grant to the Manager a power of attorney to act on behalf of such Dragged Member, in connection with such Drag-Along Transaction; and (iii) each Dragged Member shall receive, as consideration for such Drag-Along Transaction, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For purposes of this Section, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.   **Mandatory Redemptions**.

8.6.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class A Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (v) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this Section 8.6, (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with Section 4.2.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7.   **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Class A Member is given the option to sell all (but not less than all) his, her, or its Class A Shares back to the Company for an amount equal to the amount such Class A Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8.   **Manager Right to Purchase Property**.   At any time on or after the date on which the development and construction of the Project has been completed, the Manager (or any affiliate or related party designated by the Manager), shall have the continuing right and option to purchase the Property and all other assets of the Company for a cash purchase price equal to the amount the Class A Members would receive if the Property and all assets of the Company were sold for fair market value as determined in accordance with Section 8.9, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company. The Manager or its designee may exercise the foregoing purchase option by delivering written notice to the Class A Members. The closing of the purchase and sale of the Property and all other assets of the Company under this Section shall take place at such place and time designated by the Manager, provided that the closing shall occur within ninety (90) days after the date on which the fair market value of the Property and all other assets of the Company is determined in accordance with Section 8.9.

8.9.   **Fair Market Value of Assets**.

8.9.1.   **In General**. For purposes of Section 8.6.3, Section 8.7, and Section 8.8, the fair market value of the assets of the Company shall be determined by the mutual agreement of the Manager and the Class A Member or the representative designated by the Class A Members in accordance with Section 8.9.2(a), as applicable. If the parties cannot agree, the fair market value of the assets of the Company shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Class A Member or the representative designated by the Class A Members in accordance with Section 8.9.2(a), as applicable. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser

#662454 v1
4891-8175-7424, v. 4

shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.9.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Class A Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Class A Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.9.3. **Cost of Appraisals**. The Company on one hand and the Class A Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to Section 8.9.1. If a third appraiser is required, the parties shall share the cost equally.

8.10. **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Class A Member who transfers a Class A Shares pursuant to (i) a Transfer permitted under Section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, or (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in the same manner and order of priority as set forth in Section 4.2.1.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as

#662454 v1
4891-8175-7424, v. 4

possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed. To the extent of a liquidation of the assets of the Company in kind, the fair market value thereof shall be determined and each Member shall receive an undivided interest therein equal to the portion of the proceeds to which such Member would be entitled under this Section as if such assets were sold or otherwise converted to cash and liquidated.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the Capital Account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Class A Member, with power and authority to act in the name and on behalf of each such Class A Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Class A Members by the signature of the Manager acting as attorney-in-fact for all of the Class A Members, together with a list of all Class A Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Class A Member of all or any portion of his, her or its Class A Shares except

#662454 v1
4891-8175-7424, v. 4

that, where the assignee of the Class A Shares owned by the Class A Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Class A Members**. The Manager shall promptly furnish to each Class A Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Class A Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation or issuance of New Shares pursuant to Section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

#662454 v1
4891-8175-7424, v. 4

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Class A Member or requiring a Class A Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A Members, other than amendments described in Section 11.4, shall require the consent of the Manager and Class A Members holding a majority of the Class A Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Class A Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Class A Member, provided that any such increase does not decrease the distributions to any other Class A Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Class A Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this Section 11.4;

11.4.2. An amendment that would require any Class A Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Class A Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a given class of Class A

#662454 v1
4891-8175-7424, v. 4

Shares) in writing, specifying the proposed amendment and the reason(s) for the proposed amendment. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class A Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class A Member does not respond for an additional ten (10) calendar days following the reminder such Class A Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Class A Member provided by such Class A Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement and the parties' rights and obligations hereunder will be governed by and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Counterparts and Electronic Signatures**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be a fully-executed original, but all of which together shall constitute one and the same instrument, and will become effective when one or more counterparts hereof have been signed by each party hereto. The delivery of an executed counterpart signature page of this Agreement by DocuSign or facsimile transmission or

#662454 v1
4891-8175-7424, v. 4

transmitted electronically in TIFF, PDF or other electronic format sent by electronic mail will be effective as delivery of a manually executed counterpart hereof.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.11. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Bellevue Montgomery LLC

By: KPS Bellevue Montgomery, LLC
      its Manager

By ┌─ DocuSigned by:
   │ _____
   └─ 9E3FF4538B5C42C...
   Scott Kern, Manager

KPS Bellevue Montgomery, LLC

By ┌─ DocuSigned by:
   │ _____
   └─ 9E3FF4538B5C42C...
   Scott Kern, Manager

#662454 v1
4891-8175-7424, v. 4

EXHIBIT E: SUMMARY OF LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members" and the investors as the "Class A Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members. However, changes that adversely impact the Class A Members will require the majority (in some cases unanimous, consent of such Class A Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

Members may transfer his, her, or its Investor Shares, however the Manager has a right of first refusal, and other conditions exist, including that the Manager must determine that the transfers do not violate the applicable securities laws, which may require an opinion of counsel. The only exceptions to the above are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will become an assignee of the Investor Shares, entitled to distributions and allocation, but no other rights or obligations of a Class A member until such assignee signs a counterpart of the LLC Agreement.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; or (iii) modify or delete an existing amendment. Any other amendment having an adverse effect on the Class A Members requires the consent of the majority of such members.

EXHIBIT F: MANAGER LLC AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

OF

KPS BELLEVUE MONTGOMERY, LLC

a Delaware Limited Liability Company

DATED AS OF

November 11, 2024

TABLE OF CONTENTS

Page

4890-9389-1309, v. 2

LIMITED LIABILITY COMPANY AGREEMENT

OF

KPS BELLEVUE MONTGOMERY, LLC

This Limited Liability Company Agreement (this "***Agreement***") of KPS Bellevue Montgomery, LLC, a Delaware limited liability company (the "***Company***") is entered into as of November 11, 2024 (the "***Effective Date***"), by and among SCOTT KERN, a Tennessee resident ("***Kern***"), the DAVID K. SELBERG AND ROBIN L. SELBERG TRUST, created under that certain Trust Agreement dated August 15, 2023 (the "***Selberg Trust***"), and the AMY AND JOSHUA POAG TRUST, created under that certain Trust Agreement dated March 7, 2018 (the "***Poag Trust***"), as the initial Members as of the Effective Date, and each other Person who may hereafter become a Member or a party hereto as provided herein.

R E C I T A L S

A.   The initial Members executing this Agreement as of the Effective Date caused the Company to be formed as a limited liability company under and pursuant to the Act as provided in <u>Section 1.1</u>.

B.   The Members desire to enter into and adopt this Agreement to regulate the Company's affairs and the conduct of its business, to govern relations among its Members, and to limit the manner by which and the terms on which Units may be Transferred as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of all of which are acknowledged, the parties, intending to be bound, agree as follows:

ARTICLE I
ORGANIZATIONAL MATTERS

1.1   ***Formation***. The Company was formed on July 5, 2024, upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware under and pursuant to the Act by Kern, who the Members declare was an authorized person within the meaning of the Act and whose filing of the Certificate of Formation is ratified and affirmed by the Members.

1.2   ***Adoption of Agreement***. The Members hereby adopt this Agreement as the Company's "limited liability company agreement" as that term is used in the Act, to regulate the affairs of the Company and the conduct of its business and to govern relations between or among its Members, Managers, directors, officers and the Company, as applicable.

1.3   ***Name***. The name of the Company shall be KPS Bellevue Montgomery, LLC, or such other name as the Board may from time to time hereafter designate.

ARTICLE II
DEFINITIONS

2.1   ***Defined Terms***. Capitalized terms used herein have the meanings given to them under this Section:

"***Act***" means the Delaware Limited Liability Company Act, 6 <u>Del.</u> <u>C</u>. §§ 18-101 <u>et seq</u>., as amended, or any corresponding provision or provisions of any succeeding law.

"***Adjusted Capital Account Deficit***" means the deficit balance, if any, in a Member's Capital Account as of the end of the relevant Year, giving effect to the following adjustments:

(a)   credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b)   debit to such Capital Account the items described in clauses (4), (5) and (6) of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"***Adverse Terminating Event***" means with respect to any Member or any Interest any of the following events, circumstances or occurrences:

(a)   The Member has materially breached the terms of this Agreement (except for those terms contained in <u>Article X</u>, the breach of which results in the Guaranty Call Right as defined in <u>Article X</u>), including without limitation, attempting to violate or violating the Transfer restrictions set forth in <u>Article IX</u> hereof.

(b)   The Member's Interest or a portion thereof has been the subject of an Involuntary Transfer;

(c)   The interest of a person who owns a controlling interest in an Entity that is a Member or that controls a Member has been the subject of an Involuntary Transfer pursuant to a separation or property settlement agreement, decree of divorce or other judicial decree, or operation of law, as a result of which the controlling interest in the Entity that is a Member or that controls a Member is awarded to the spouse;

(d)   The Member or person who owns a controlling interest in an Entity that is a Member or that controls a Member is indicted for the commission of a felonious act, whether or not related to the Company, or commits an act of fraud or embezzlement against the Company or any of its Affiliates (whether or not an indictment has occurred);

(e)   The Member or person who owns a controlling interest in an Entity that is a Member or that controls a Member is in Bankruptcy; or

2

(f)   an event constituting Cause has occurred.

"***Adverse Terminating Event Call Right***" has the meaning given to such term in Section 11.2(a) hereof.

"***Affiliate***" means, with respect to a particular person or Entity, any person or Entity that directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such other person.

"***Agreement***" means this Limited Liability Company Agreement, as amended from time to time.

"***Approved Budget***" has the meaning given to such term in Section 14.8 hereof.

"***Available Cash Flow***" means all cash, revenues and funds received by the Company (including proceeds from the sale or other disposition or refinancing of capital assets and distributions from any Subsidiary), less the sum of the following, to the extent paid or set aside by the Company or the Board: (a) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company's business; (c) all payments owed by the Company pursuant to the exercise of the Guaranty Call Right, the Adverse Terminating Event Call Right, or the Company Call Right or other payments of the Company incurred incidental to the purchase of an Equity Owner's Interest; and (d) such financial reserves as the Board deems reasonably necessary to the proper operation of the Company's business, any of the Subsidiaries' businesses or for other corporate purposes.

"***Bankruptcy***" means that a Member (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) is adjudged a bankrupt or insolvent, or has entered against such Member an order for relief in any bankruptcy or insolvency proceeding; (iv) files a petition or answer seeking for such Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Member in any proceeding of this nature; or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties; provided, however, that a Member shall not be considered to be in Bankruptcy if a proceeding against such Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation is dismissed within one hundred twenty (120) days of its commencement, or if the appointment without such Member's consent or acquiescence of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties is vacated or stayed, or such appointment is vacated within ninety (90) days after the expiration of any such stay.

"***Board of Managers***" or "***Board***" means the board of managers of the Company as constituted from time to time in accordance with this Agreement.

"

3

"**Bellevue Montgomery Project**" means that certain real estate development project involving the Bellevue Montgomery Property.

"**Bellevue Montgomery Property**" means that certain real property consisting of approximately 2,442 acres located at 272 N. Bellevue, Memphis, Shelby County, Tennessee, as more particularly described on Exhibit B hereto.

"**Bellevue Montgomery Property Owner**" means Bellevue Montgomery, LLC, a Delaware limited liability company formed for the purpose of acquiring and owning the Bellevue Montgomery Property.

"**Bellevue Montgomery Property Owner LLC Agreement**" means that certain Limited Liability Company Agreement of the Bellevue Montgomery Property Owner dated as of October 31, 2024, made by the Company and each Person named as an original signatory thereto or thereafter becoming a party thereto in accordance with the terms thereof.

"**Buy-Sell Election Period**" has the meaning given to such term in Section 12.4(b) hereof.

"**Buy-Sell Initiating Member**" has the meaning given to such term in Section 12.4(a) hereof.

"**Buy-Sell Notice**" has the meaning given to such term in Section 12.4(a) hereof.

"**Buy-Sell Offer**" has the meaning given to such term in Section 12.4(a) hereof.

"**Buy-Sell Responding Member**" has the meaning given to such term in Section 12.4(a) hereof.

"**Buy-Sell Terms**" has the meaning given to such term in Section 12.4(a) hereof.

"**Buy-Sell Response Notice**" has the meaning given to such term in Section 12.4(b) hereof.

"**Buy-Sell Unit Price**" has the meaning given to such term in Section 12.4(a) hereof.

"**Capital Account**" in respect of any Equity Owner means the account established for that Equity Owner pursuant to Section 6.5 hereof, as may be adjusted from time to time in accordance with this Agreement.

"**Capital Contributions**" means the amount of money and fair market value of any property other than money contributed by a Member to the Company in respect of his Units.

"**Capital Proceeds**" means the cash proceeds (net of costs and expenses related to the transaction generating such proceeds, net of such amounts necessary for the payment of principal and interest or any indebtedness that the Board of Managers deem necessary to pay and net of such financial reserves as the Board of Managers deem reasonably necessary to the proper operation of the Company's business, any of the Subsidiaries' businesses or for other corporate

4

purposes) from (i) the sale, exchange or other disposition of all or any portion of the Company's direct or indirect interest in the Bellevue Montgomery Project or the Bellevue Montgomery Property Owner, other than tangible property sold or transferred in the ordinary course of business, (ii) any condemnation, casualty insurance or any other nonrecurring proceeds relating to any asset of the Company, (iii) any refinancing of any asset of the Company, or (iv) any other transaction involving assets of the Company, the proceeds of which are considered to be capital in nature.

"*Cause*" means a Member (i) materially damages the business of the Company or any of its Affiliates; (ii) commits any willful malfeasance in the discharge of such Member's duties to the Company or any of its Affiliates; (iii) engages in conduct that materially and directly harms the reputation of the Company or any of its Affiliates; or (iv) engages in conduct that materially impairs the ability of any other employee of the Company or an Affiliate to perform such employee's duties to the Company or any of its Affiliates, including, but not limited to, abusive or insubordinate behavior and sexual harassment. The determination of whether an act or series of acts constitutes Cause (as defined above) shall be made by the Board through the exercise of reasonable discretion (excluding any Member (or Affiliate thereof) who is the subject of the determination).

"*Certificate of Formation*" means the certificate of formation of the Company filed with the Secretary of State of the State of Delaware pursuant to the Act, as amended from time to time.

"*Closing Adjustment*" means an amount determined by the Board to be subtracted from the price to be paid for an Interest to avoid duplicate payments to the owner of the Interest for an asset or assets included in the determination of Fair Value–Membership Interest. For example, the Closing Adjustment shall include Capital Proceeds included in the determination of Fair Value–Membership Interest that are actually distributed to the owner of the Interest during the Closing Adjustment Period. It is not intended that the Closing Adjustment shall take into account distributions of Available Cash Flow (other than Capital Proceeds described in the preceding sentence) made in the ordinary course of the Company's business during the Closing Adjustment Period, nor is it intended that the Closing Adjustment take into account any change in value of the Company's assets during the Closing Adjustment Period.

"*Closing Adjustment Date*" means the Exercise Date for a purchase pursuant to the Guaranty Call Right, Company Call Right or Adverse Terminating Event Call Right.

"*Closing Adjustment Period*" means the period commencing on the Valuation Date which is used to determine the Fair Value–Membership Interest and ending on the Closing Adjustment Date.

"*Code*" means the Internal Revenue Code of 1986, as amended, and any successor legislation thereto.

"*Company*" means KPS Bellevue Montgomery, LLC.

"*Company Call Right*" has the meaning given to such term in Section 10.1(c) hereof.

"**Continuation Event**" has the meaning given to such term in Section 12.2 hereof.

"**Contribution Account**" means the account established and maintained for each Member or Preferred Interest Member pursuant to Section 6.6 hereof.

"**Deadlock**" has the meaning given to such term in Section 4.16 hereof.

"**Dissolution Event**" has the meaning given to such term in Section 12.1 hereof.

"**Drag-Along Notice**" has the meaning set forth in Section 9.5(a) hereof.

"**Drag-Along Transaction**" has the meaning set forth in Section 9.5(a) hereof.

"**Economic Interest**" shall mean an Equity Owner's share of one or more of the Company's profits, losses, allocations, and distributions pursuant to this Agreement, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or decision-making of the Members, or the management of the Company. Except for Preferred Interest Members, the Economic Interest of a Member shall be represented by the Units owned by that Member. An owner or a transferee of an Economic Interest who does not obtain the Governance Rights associated with that Economic Interest shall not become a Member hereunder but shall be subject to this Agreement as set forth herein. In addition, Units may be issued without Governance Rights as non-voting Units, which shall represent an Economic Interest only.

"**Economic Interest Owner**" shall mean the owner of an Economic Interest who is not a Member. For the avoidance of doubt, except as otherwise provided herein, the Economic Interest Owner shall be subject to the obligations of and limitations set forth in this Agreement, and the benefits of ownership, including, but not limited to, restrictions on Transfer, Company purchase rights, Drag-Along Transaction provisions, and other obligations, and other benefits.

"**Effective Date**" means the effective date of this Agreement as set forth in the Preamble.

"**Entity**" means any corporation, partnership, trust, limited liability company or other entity.

"**Equity Owner**" shall mean an Economic Interest Owner or a Member.

"**Exercise Date**" means the date of exercise of whichever of the following is applicable: Guaranty Call Right, Company Call Right or Adverse Terminating Event Call Right.

"**Failed Contribution**" has the meaning given to such term in Section 6.2(c) hereof.

4890-9389-1309, v. 2

"*Fair Value-Bellevue Montgomery Property Owner*" means the fair market value of the Bellevue Montgomery Property Owner as of a Valuation Date as determined by the Board in its discretion based on (a) the aggregate fair market value of the Bellevue Montgomery Project and all other assets of the Bellevue Montgomery Property Owner, *less* (b) all outstanding debts and obligations of the Bellevue Montgomery Property Owner. It is anticipated that this valuation may be based upon an appraisal conducted by an independent appraiser or another method selected by the Board.

"*Fair Value-Company*" means the fair market value of the Company as of a Valuation Date determined by adding the sum of the Fair Value-Company's Interest in Bellevue Montgomery Property Owner to the fair market value of all other assets of the Company and subtracting all Company debts and obligations.

"*Fair Value-Company's Interest in Bellevue Montgomery Property Owner*" means the amount that would be distributed to the Company in respect of the Company's ownership interest in the Bellevue Montgomery Property Owner, if the Bellevue Montgomery Property Owner were liquidated for an amount of cash equal to the Fair Value-Bellevue Montgomery Property Owner and the cash proceeds were distributed to the members thereof in the manner and order of priority as provided in the Bellevue Montgomery Property Owner LLC Agreement.

"*Fair Value-Membership Interest*" means, with respect to a particular Member's Interest (excluding the portion of such Interest attributable to Preferred Contributions, if any), the amount of cash that would be distributed to such Member on account of such Member's ownership of Units if the Company were liquidated for an amount of cash equal to the Fair Value-Company, following all distributions to the Preferred Interest Members in accordance with Section 8.2(a) hereof.

"*Governance Rights*" means the interest of a Member in the Company with respect to such Member's right to vote or grant or withhold consents with respect to Company matters as provided herein or in the Act. Any reference herein to any vote or approval action of Members shall only refer to those Members entitled to Governance Rights. If a Member Transfers the Economic Interest, but retains the Governance Rights, the transferring Member shall retain the right to vote or grant or withhold consents with respect to Company matters which may be exercised in connection with the ownership of the Units transferred as provided in this Agreement, and the transferee of the Units shall have no right to vote or grant or withhold consents and shall not become a Member. Any Member votes required hereunder shall be based on the Governance Rights of the number of units owned or transferred as described above, one vote per unit.

"*Guaranty Call Notice*" has the meaning given to such term in Section 10.1(c) hereof.

"*Guaranty Call Right*" has the meaning given to such term in Section 10.1(c) hereof.

"*Immediate Family*" means a child, grandchild, spouse, parent or sibling of a Member.

"*Indemnified Person*" has the meaning given to such term in Section 13.2(b) hereof.

7

"*Interest*" means the ownership interest of an Equity Owner in the Company, including the ownership interest of a Preferred Interest Member related to Preferred Contributions, and the ownership of any Economic Interest by an Economic Interest Owner. An Equity Owner's Interest shall be considered personal property for all purposes.

"*Involuntary Transfer*" means any involuntary Transfer of an Interest or any Unit, or of a controlling interest in an Entity that is a Member or that controls a Member, including an involuntary Transfer as a result of, or in connection with, (a) the Bankruptcy of a Member or of a person who owns a controlling interest in an Entity that is a Member or that controls a Member, or (b) a separation or property settlement agreement, decree of divorce or other judicial decree, or operation of law, but excluding a Transfer resulting from a Member's death or incompetency.

"*Involuntarily Transferred Interest*" means any Interest or Units that are the subject of an Involuntary Transfer.

"*Kern*" has the meaning given to such term in the Preamble.

"*Kern Guarantor*" means Kern or any Affiliate of Kern who has executed and delivered a guaranty in favor of a lender of the Bellevue Montgomery Property Owner pursuant to Section 10.5 hereof.

"*KRN*" means KRN Development, LLC, a Tennessee limited liability company.

"*Liquidator*" has the meaning given to such term in Section 12.3 hereof.

"*Major Decision*" has the meaning given to such term in Section 4.16 hereof.

"*Majority in Interest of the Members*" means Members having Governance Rights (based on the number of Units owned, or the number of Units transferred where Governance Rights are retained) in excess of fifty percent (50.0%) of the total Governance Rights held by all Members who have Governance Rights. For the avoidance of doubt, in making this determination, the Interests of Preferred Interest Members derived from Preferred Contributions shall be disregarded.

"*Mandatory Capital Call*" has the meaning given to such term in Section 6.2 hereof.

"*McWhinney Settlement*" means the settlement of certain litigation matters as reflected in that certain Settlement Agreement and Mutual Release dated May 2, 2021, by and among McWhinney Holding Company, LLLP, a Colorado limited liability limited partnership, McWhinney Centerra Lifestyle Center, LLC, a Colorado limited liability company and Joshua D. Poag and certain of his family members and their related trusts and entities.

"*Member Designee*" has the meaning given to such term in Section 10.1(a) hereof.

"*Member Nonrecourse Debt*" means a debt or liability of the Company (including a debt or liability of any subsidiary pursuant to Regulation Section 1.704-2(k)(5)) which would be a Nonrecourse Liability, except that a Member bears the economic risk of loss because, for

8

example, the Member is the creditor or guarantor as described in Regulations Section 1.704-. 2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" means "partner nonrecourse debt minimum gain," as such term is defined in Regulations Section 1.704-2(i)(2).

"*Member Nonrecourse Deductions*" means any item of partnership loss, deduction, or expenditure under Section 705(a)(2)(B) of the Code that is attributable to a Member Nonrecourse Debt, as determined pursuant to Regulations Section 1 .704-2(i)(2).

"*Members*" means the Persons that have entered into this Agreement or joinder agreements as Members, and not as Economic Interest Owners or Preferred Interest Members, and all other persons or Entities admitted as additional or substituted Members pursuant to this Agreement, so long as they remain Members. Reference to a "Member" means any one of the Members. In the case of an Interest as to which the Governance Rights and Economic Interest are held by different persons, the person holding the Governance Rights shall be considered the Member and the person holding the Economic Interest shall be the Economic Interest Owner.

"*Minimum Gain*" means the amount determined by (a) computing for each Nonrecourse Liability of the Company any gain the Company would realize if it disposed of the property subject to that liability for no consideration other than full satisfaction of the liability and (b) aggregating the separately computed gains, increased by any minimum gain assigned to the Company from a subsidiary pursuant to Regulation Section 1.704-2(k). If, pursuant to Regulations Sections 1.704-1(b)(2)(iv)(d) or 1.704-1(b)(2)(iv)(f), Company property is properly reflected on the books of the Company at a value different from the adjusted tax basis of such property, the calculation of Minimum Gain pursuant to the preceding sentence shall be made by reference to such book value.

"*Net Capital Gain*" means, for each Year or other applicable period, the excess of the Company's gains realized from sales or exchanges of capital assets over the losses realized during such Year from such sales or exchanges and expenses incurred in connection with the transactions. For a Year in which "section 1231 gains" exceed "section 1231 losses," as those terms are defined in section 1231(a)(3) of the Code, such gains and losses from sales and exchanges of property used in the trade or business shall be treated as gains and losses from sales or exchanges of capital assets and shall be included in the determination of Net Capital Gain. For a Year in which "section 1231 gains" do not exceed "section 1231 losses," such gains and losses from sales and exchanges of property used in the trade or business shall not be treated as gains and losses from sales or exchanges of capital assets and shall not be included in the determination of Net Capital Gain.

"*Net Capital Loss*" means, for each Year, the excess of the Company's losses realized from sales or exchanges of capital assets and expenses incurred in connection with the transactions over gains realized during such Year from such sales and exchanges. For a Year in which "section 1231 gains" exceed "section 1231 losses," as those terms are defined in Section 1231(a)(3) of the Code, such gains and losses from sales and exchanges of property used in the trade or business shall be treated as gains and losses from sales or exchanges of capital assets and shall be included in the determination of Net Capital Loss. For a Year in which "section 1231 gains" do not exceed "section 1231 losses," such gains and losses from sales and exchanges of property used in the trade or business shall not be treated as gains and losses from sales or exchanges of capital assets and shall not be included in the determination of Net Capital Loss.

"***Net Profit***" or "***Net Loss***" means, for each Year, an amount equal to the Company's taxable income or loss (after the adjustments described below) for each Year or other applicable period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

  (a) Expenditures described in Section 705(a)(2)(B) of the Code, not otherwise taken into account in determining Net Profit or Net Loss, shall be included as an expense in the determination of Net Profit and Net Loss;

  (b) Income exempt from taxation shall be included in the determination of Net Profit and Net Loss; and

  (c) Items which are specially allocated pursuant to Section 7.4 hereof (except for Nonrecourse Deductions) shall be eliminated by adding them or subtracting them, as the case may be, in the determination of Net Profit and Net Loss.

"***Non-Contributing Member***" has the meaning given to such term in Section 6.2(c) hereof.

"***Non-Defaulting Member***" has the meaning given to such term in Section 6.2(c) hereof.

"***Nonrecourse Deductions***" means losses, deductions and items described in Section 705(a)(2)(B) of the Code attributable to Nonrecourse Liabilities of the Company as described in Regulations Sections 1.704-2(b)(1) and 1.704-2(c), including nonrecourse deductions of any subsidiary allocated to the Company and treated as described in Regulation Section 1.704-2(k)(4).

"***Nonrecourse Liability***" means a debt or liability of the Company or any subsidiary, to the extent that no Member or related person bears the economic risk of loss for that liability within the meaning of Regulations Sections 1.752-2 and 1.752-4(a).

"***Partnership Representative***" has the meaning given to such term in Section 14.7 hereof.

"***Percentage Interest***" means, with respect to a Member as of any date, the quotient, expressed as a percentage, obtained by dividing (a) the Units owned by such Member as of such date by (b) the aggregate Units owned by all Members as of such date.

"***Person***" means any natural person or any Entity.

"***Poag Guarantor***" means PSC, or any other Affiliate of Joshua D. Poag who has executed and delivered a guaranty in favor of a lender of the Bellevue Montgomery Property Owner pursuant to Section 10.5 hereof.

10

"***Poag Trust***" has the meaning given to such term in the Preamble.

"***Preferred Contributions***" means amounts contributed by a Preferred Interest Member pursuant to Section 6.2(g) hereof.

"***Preferred Distribution***" means the distribution of the Preferred Return to a Preferred Interest Member pursuant to Section 8.2(a) hereof. The term "Preferred Distribution" shall not include a distribution representing the return of Preferred Contributions.

"***Preferred Interest***" means the Interest owned by a Preferred Interest Member. Preferred Interests are not represented by Units. Any Preferred Interest shall automatically terminate at such time when the holder thereof ceases to be a Preferred Interest Member.

"***Preferred Interest Member***" means any Person who has made Preferred Contributions in accordance with this Agreement that have not been returned in full through distributions to that Person. For the avoidance of doubt, any Person making Preferred Contributions and becoming a Preferred Interest Member shall continue to be a Preferred Interest Member in respect of such Preferred Contributions to extent and only for so long as such Preferred Interest Member has any Undistributed Preferred Contributions. Except as otherwise expressly provided herein, a Preferred Interest Member shall (i) have no Governance Rights in respect of its Preferred Interest, but shall have only the rights of an Economic Interest Owner in respect of such Preferred Interest, and (ii) be subject to the obligations and limitations set forth in this Agreement applicable to Economic Interest Owners, except that a Preferred Interest Member shall not be obligated to make Capital Contributions required to be made by the Members pursuant to a Mandatory Capital Call.

"***Preferred Return***" means, as of the date of calculation thereof, an amount equal to ten percent (10.00%) per annum, or such other rate that may be mutually agreed upon by the Company and a Preferred Interest Member pursuant to a written agreement between them or that may be determined by the Board, in its sole discretion, compounded daily, on the outstanding balance from time to time of the Contribution Account constituting Undistributed Preferred Contributions and Undistributed Preferred Return of each Preferred Interest Member.

"***Pro Rata Share***" means, as to a Member, the quotient, expressed as a percentage, obtained by dividing (a) the Units owned by such Member by (b) the aggregate Units owned by all Members.

"***PSC***" means Poag Shopping Centers, LLC, a Delaware limited liability company.

"***Regulations***" means the federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time, including proposed, temporary and final regulations.

"***Selberg Trust***" has the meaning given to such term in the Preamble.

4890-9389-1309, v. 2

"*Subsidiary*" means any Entity that is in an unbroken chain of Entities wherein at least fifty percent (50.0%) in the aggregate of the ownership interests of each Entity in the chain is owned by the Company or by another Entity in the chain, provided that such other Entity is controlled by the Company, its Members and/or other Entities in the chain.

"*Successor*" means a Member's executor, administrator, guardian, conservator, other legal representative or successor.

"*Taxes*" means the federal income tax.

"*Terminating Event*" means with respect to any Member (or a Member that is an Entity controlled by a Member), any of the following events, circumstances or occurrences:

        (a)   If a Member dies.

        (b)   If a Member that is an Entity controlled by a Member is dissolved, terminated, liquidated or ceases to exist (unless (i) pursuant to such dissolution, termination, liquidation or cessation of existence, the Interests held by such Entity are distributed or transferred to individuals or Entities that are otherwise Members or (ii) the Board determines that such dissolution, termination, liquidation or ceasing to exist does not constitute a Terminating Event).

"*Termination Call Notice*" has the meaning given to such term in Section 11.4(b) hereof.

"*Third Party*" means any Person that is not an Equity Owner or an Affiliate of an Equity Owner and that is neither owned nor controlled by any one or more of the Company, the Equity Owners or their Affiliates.

"*Transfer*" or "*Transferred*" shall mean the sale, conveyance, alienation, assignment, transfer, pledge, encumbrance, hypothecation or other disposition (direct or indirect, whether voluntarily, involuntarily, by operation of law or otherwise) of any Unit or all or any portion of an Interest; provided, however, that "Transfer" shall not include the grant of a lien or security interest upon a Member's Interest for the purpose described in Section 9.2. For the avoidance of doubt, a transfer of equity in an Entity that is a Member is a Transfer subject to the terms of this Agreement.

"*Triggering Event*" has the meaning given to such term in Section 11.5(b) hereof.

"*Undistributed Preferred Contributions*" means, as of any date of its calculation, the excess of the Preferred Contributions of a Preferred Interest Member at that time over total previous distributions in return of such Preferred Contributions to that Preferred Interest Member.

"*Undistributed Preferred Return*" means, as of any date of its calculation, the excess of the Preferred Return owed to a Preferred Interest Member at that time over total previous Preferred Distributions to that Preferred Interest Member.

"*Units*" means the number of shares of profits and losses and distributions into which the Interests of the Equity Owners have been divided, specifically including Interests held by Economic Interest Owners (but excluding the shares of profits and losses and distributions of Preferred Interest Members as such), as maintained in the records of the Company, as such records may be amended from time to time.

"*Valuation Date*" means any date on which a determination of Fair Value-Company and/or Fair Value-Bellevue Montgomery Property Owner is made. Valuation Dates shall be selected as provided in Section 10.2.

"*Year*" means the fiscal year of the Company, which shall be the calendar year.

"*Year of Liquidation*" means the Year in which the Company is liquidated and final distributions are made to Members, or any earlier Year in which the Company sells all or substantially all of its assets in preparation for its dissolution.

2.2   *Rules of Construction*. Words used herein, regardless of the number and gender used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires, and, as used herein, unless the context clearly requires otherwise, the words "hereof," "herein," "hereto," and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provisions hereof.

ARTICLE III
PURPOSE, OFFICES AND TERM OF COMPANY

3.1   *Purposes and Powers*. The objects and purposes for which the Company has been formed are to (a) invest in, own, develop, operate, manage, sell, exchange, dispose of, and otherwise realize the economic benefit from, the Bellevue Montgomery Project through the Bellevue Montgomery Property Owner, and (b) to engage in all lawful activities and transactions that are necessary, convenient, or incidental to the foregoing. The Company may exercise all powers necessary or convenient to carry out its business and affairs and to effectuate the purposes set forth in this Section 3.1 which may be legally exercised by limited liability companies under the Act.

3.2   *Offices*.

(a)   The principal office of the Company shall be at such place, either inside or outside the State of Delaware, as the Board may designate from time to time. The Company may have such other offices at such other places of business, either inside or outside the State of Delaware, as the Board may designate from time to time.

(b)   The Company will maintain a registered office in the State of Delaware and a registered agent at that office, which office and agent will be the location and Person designated in the Certificate of Formation, unless the Board designates a different registered office or registered agent for the Company in such State under the Act.

4890-9389-1309, v. 2

3.3   *Members*. The name and business, mailing or residence address of each Member or Equity Owner of the Company shall be retained in the records of the Company, as such records may be amended from time to time. The Members executing this Agreement constitute all Members of the Company as of the Effective Date.

3.4   *Term*. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with Article XII of this Agreement.

ARTICLE IV
MANAGEMENT OF THE COMPANY

4.1   *Board of Managers*. All powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by or under the direction of, the Board.

4.2   *Composition*. The Board will initially consist of two (2) Managers elected by a Majority in Interest of the Members. The number of Managers constituting the Board may be increased or decreased from time to time by the affirmative vote of a Majority in Interest of the Members. The initial Members hereby elect **Scott Kern** and **Joshua D. Poag** to serve as the initial Managers on the Board, each of whom shall serve until his successor has been duly elected and qualified, or his earlier death, resignation, removal or disqualification. Each Member agrees to take all necessary action, including voting all of such Member's Units, to ensure the composition of the Board is as provided in this Section 4.2.

4.3   *Qualifications and Term*. Each Manager shall be a natural person and at least twenty-one (21) years old but need not be a resident of the State of Delaware or a Member. Each Manager shall hold office for a term of one year or until his or her successor is elected and qualified, or until his earlier death, resignation, removal or disqualification. No annual meeting of Members is required.

4.4   *Compensation of Managers*. Except as may be expressly provided for herein or hereafter may be approved by a Majority in Interest of the Members, no payment will be made by the Company to any Manager for the services of such Manager in that role.

4.5   *Removal*. A Majority in Interest of the Members may remove any Manager, with or without cause, upon providing written notice thereof to such Manager and the other Members. The removal of a Manager will not affect his contractual rights, including his rights as a Member, if applicable, and will not constitute his withdrawal as a Member.

4.6   *Resignation*. A Manager may resign at any time by delivering written notice to the Secretary or Chief Executive Officer of the Company. A resignation is effective when the notice is delivered, unless the notice specifies a later effective time. The resignation of a Manager will not affect his contractual rights, including his rights as a Member, if applicable, and will not constitute his withdrawal as a Member.

4.7   *Vacancies*. If there is a vacancy on the Board due to the death, resignation, removal or disqualification of a Manager, a Majority in Interest of the Members may designate a successor Manager to fill such vacancy and each Member hereby agrees to take all such necessary action, including voting all such Member's Units, to ensure the election or appointment of any such designee.

4.8   ***Quorum and Voting***. A majority in number of the Managers then in office shall be required to constitute a quorum of the Board for the transaction of any business at any meeting of the Board of Managers. If a quorum is present, the affirmative vote of a majority of the Managers present shall be the act of the Board.

4.9   ***Regular Meetings of the Board***. Regular meetings of the Board may be held without notice at those places, within or without the State of Delaware, on those dates and at those times as the Board may determine from time to time.

4.10   ***Special Meetings of the Board***. Special meetings of the Board may be called by any Manager or by the Chief Executive Officer and shall be held at those places, within or without the State of Delaware, on those dates and at those times as may be stated in the notice of meeting.

4.11   *Notices*. Special meetings of the Board must be preceded by at least two (2) days' notice of the date, time and place of the meeting.

4.12   ***Waiver of Notice***. A Manager may waive any notice required to be given by the Act, the Certificate of Formation or this Agreement before or after the date and time stated in the notice. The waiver must be in writing, signed by the Manager entitled to the notice and filed in the Company's minutes or records.

4.13   ***Meeting by Telephone***. Any or all Managers may participate in a regular or special meeting by conference telephone or any other means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager participating in a meeting by this means is deemed to be present in person at the meeting.

4.14   ***Action on Written Consent***. Unless otherwise provided in this Agreement or by law, any action which may be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote if consents in writing setting forth the action so taken are signed by the Managers having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers entitled to vote thereon were present and voted. Such consent shall be delivered to the Company and shall be filed with the minutes of the meetings of the Board in the records of the Company.

4.15   ***Establishment of Committees***. The Board, by a resolution adopted by the affirmative vote of a majority of the Managers, may establish committees, consisting of one (1) or more persons appointed by the affirmative vote of a majority of the Managers, and having the authority of the Board in the management of the business of the Company only to the extent provided in such resolution, and the Board may delegate to any such committee or committees any and all authority that the Board deems desirable and to the extent authorized under the Act. All members of committees that exercise powers of the Board must be members of the Board, with the exception of any special litigation committee to be established, upon which non-Managers may serve. Committees other than any special litigation committee are subject at all times to the direction and control and serve at the pleasure of the Board.

4.16   *Actions Requiring Unanimous Consent of Members*. Notwithstanding anything contained herein to the contrary, the following actions (each, individually, a "*Major Decision*" and collectively, the "*Major Decisions*"), shall require the unanimous consent of all Members:

(a)   approval of the annual budget in accordance with Section 14.8;

(b)   approval of annual compensation for the Chief Executive Officer; provided, however, that if the Chief Executive Officer is also a Member, then the consent of such Member shall not be required to approve such compensation to the Chief Executive Officer;

(c)   approval of property development business plans;

(d)   approval of any agreement (including a non-binding indication of interest) regarding the acquisition, sale, consolidation, merger or conversion of the Company by or with any other Person or Persons (including any merger or conversion to change the jurisdiction of the Company's organization) (subject to the drag-along rights under Section 9.5);

(e)   subject to Section 10.4, enter into any agreement (including a non-binding indication of interest) regarding the sale or transfer of all or substantially all of the assets of the Company and its Subsidiaries (considered on a consolidated basis), in a single transaction or in a series of related transactions, including any sale or transfer by divisive merger or other division transaction or series by formation of series entities;

(f)   admit new Members or other Equity Owners to the Company or authorize the issuance of new Interests, except as otherwise provided in Section 9.8;

(g)   the borrowing of any sums by the Company other than from trade creditors in the ordinary course of business, or the mortgage, pledge, hypothecation, or encumbrance of any assets of the Company with respect to any such borrowing (other than any ordinary course commitments as provided for in any then-current Approved Budget;

(h)   any alteration, modification or waiver of any fees or compensation owed by the Company to an Affiliate of KRN or PSC;

(i)   establishment or formation of any Subsidiary;

(j)   authorization of or causing the Company to enter into, or amend, modify or grant any waiver or approval with respect to, any material transaction or agreement of any kind whatsoever with any Member or any Affiliate of any Member;

(k)   changing the line of business of the Company, or the engagement of the Company in any business that is inconsistent with the purpose of the Company as set forth in Section 3.1(a);

16

(l)   authorize or approve any Preferred Contributions by any Person, except as otherwise provided in Sections 6.2(c)(4) or 9.8;

(m)   incurring any expenditures that are not included in an Approved Budget;

(n)   making any amendments to any of the foregoing; and

(o)   taking any of the foregoing actions with respect to any Subsidiary.

If the Members are unable to agree on any Major Decision and despite good-faith deliberations, such disagreement continues for fifteen (15) or more days (such event, a "***Deadlock***"), then any Member shall have the right to trigger the buy-sell rights under Section 12.4.

4.17   ***Duties of Managers and Members***. In their capacity as Members, the Members shall owe a duty of good faith and fair dealing to the Company, subject to the provisions of this Agreement. In their capacity as Managers, the Managers shall owe a duty of good faith and fair dealing to the Company, subject to the provisions of this Agreement. Notwithstanding the previous two sentences, a Manager or a Member shall be entitled to vote or consent or withhold a vote or consent on a matter, in his or her or its personal interest and sole discretion, without regard to the interests of the Company or the Members. The duty of good faith and fair dealing shall be the only duties of the Managers and the Members in the capacities described above with respect to the Company and the Members, and no fiduciary duties or other common law duties shall apply.

ARTICLE V
OFFICERS

5.1   ***Officers***. The officers of the Company shall include a Chief Executive Officer and a Secretary and may include a President, a Treasurer, a Chief Financial Officer, one or more vice presidents, one or more assistant secretaries or assistant treasurers and such other officer positions as the Board may designate from time to time.

5.2   ***Duties of the Person Holding the Office of Chief Executive Officer***. The Chief Executive Officer shall have the duty to manage the day-to-day operations of the Company and to perform other duties customarily performed by a chief executive officer.

5.3   ***Duties of Person Holding the Office of President***. The President shall be the chief operating officer of the Company and in the absence of the Chief Executive Officer or in the event of the Chief Executive Officer's inability to act, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. The President shall perform such other duties and have such other powers as the Board may from time to time prescribe.

5.4   ***Duties of the Person Holding the Office of Secretary***. The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend all meetings of the Board and record all the proceedings of the meetings of the Company and of the Board in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or shall cause to be given, notice of all meetings of the Members, if any, and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board or the Chief Executive Officer, under whose supervision the Secretary shall serve. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board (or if there be no such determination, then in order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

5.5   ***Duties of the Persons Holding the Office of Treasurer***. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and to the Board, at its regular meetings or when the Board so requires, an account of all of the Treasurer's transactions and of the financial condition of the Company. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

5.6   ***Election of Officers***. All officers, including the Chief Executive Officer and the Secretary, shall be elected by the Board. The initial officers of the Company elected by the Board as of the Effective Date are set forth on Schedule A hereto.

5.7   ***Compensation of Officers***. No officer shall receive any compensation from the Company without the prior approval of the Board, and with respect to the Chief Executive Officer, without the further unanimous approval of the Members in accordance with Section 4.16(b).

5.8   ***Removal and Resignation of Officers***. The Board, by majority vote, may remove any officer, including the Chief Executive Officer and the Secretary, with or without cause. The Board may eliminate any officer position other than that of the Chief Executive Officer and the Secretary. Any officer may resign upon written notice to the Board, but such resignation shall not affect such person's status, if any, as a Member. Upon the death, resignation or removal of the Chief Executive Officer or Secretary, the Board shall immediately vote to appoint another Chief Executive Officer or Secretary, respectively.

5.9   ***Other Activities***. Nothing contained herein shall prevent any Member or Manager from engaging in any other activities, ventures or businesses, regardless of whether those activities, ventures or businesses are similar to or competitive with the Company's business and they shall not be obligated to account to the Company or to the Members for any profits or income earned or derived from such other activities, ventures or businesses.

5.10 ***Officers to Act for Company***. Each officer has the power to bind the Company as an agent in the normal course of the business of the Company. No Member shall be an agent of the Company for the purpose of its business. No Manager in his or her capacity solely as a member of the Board, shall be an agent of the Company for the purpose of its business. Unless authorized in writing by the Board, or unless the Member or Manager is acting in his or her capacity as an officer of the Company, no act of the Member or Manager, including the execution in the Company name of any instrument, shall bind the Company. Each Member covenants and agrees that it will not exercise any authority to bind the Company except in its capacity as an officer of the Company or without the prior, written authorization of the Board, it being the intention of the Members that all actions taken by the Company shall be taken through its officers. In his or her position as an officer, each officer shall have a fiduciary duty to the Company and to the Members that an officer of a Delaware corporation would have to the corporation and the shareholders under Delaware law.

ARTICLE VI
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; UNITS

6.1 ***Capital Contributions and Units***. The initial Members have each made an initial Capital Contribution as reflected in the records of the Company in exchange for their Units set forth opposite their names on Exhibit A as of the Effective Date. The Members and any other Equity Owners are entitled to the number of Units as set forth therein. The Company shall maintain accurate records to reflect the ownership of each Member and Equity Owner, and without any further action by the Members, such records shall be appropriately amended to reflect changes to the number of Units as new Members are admitted and as the number of Units of existing Members and Equity Owners is changed pursuant to the terms and conditions of this Agreement. Except as expressly set forth in Section 6.2 hereof or as otherwise determined by the Members, the Members shall have no right or obligation to make any further Capital Contributions to the Company.

6.2 ***Capital Contributions***.

(a)   Additional Required Funds. In the event that additional funds are needed by the Company to fund expenditures in an Approved Budget, the Board may in its discretion seek to obtain third-party financing on commercially reasonable terms to provide the necessary funds; and if such third-party financing on commercially reasonable terms is not obtained, the Chief Executive Officer, in his discretion, may require the Members to make mandatory Capital Contributions in accordance with the provisions of Section 6.2(b).

(b)   Mandatory Capital Contributions.

1)   A "***Mandatory Capital Call***" shall mean a capital call (unless otherwise specified below) to the Members to contribute funds to the Company in accordance with the Member's Pro Rata Share as a Capital Contribution for any of the following purposes:

a)   to fund costs and expenses included in the Approved Budget;

b)   to fund the Company's capital contribution obligations under the Bellevue Montgomery Property Owner LLC Agreement;

c)   to fund any deficit in cash necessary to pay principal and interest on loans; or

d)   to fund any other need approved by the Board.

Each Member shall contribute its Pro Rata Share of funds required by a Mandatory Capital Call. For this purpose and this Section 6.2, "*Member*" shall include any Equity Owner but shall specifically exclude any Preferred Interest Member.

2)   The Chief Executive Officer shall send notice of a Mandatory Capital Call to all Members, including an explanation of the purpose of the Mandatory Capital Call and proposed use of the funds to be contributed; and the Members shall contribute the amount required pursuant to this Section 6.2 within (i) fifteen (15) days from the date of such notice if the aggregate amount of the Mandatory Capital Call is less than Two Hundred Fifty Thousand Dollars ($250,000.00); (ii) thirty (30) days from the date of such notice if the amount of the Mandatory Capital Call is Two Hundred Fifty Thousand Dollars ($250,000.00) or more but less than Five Hundred Thousand Dollars ($500,000.00); and (iii) sixty (60) days from the date of such notice if the amount of the Mandatory Capital Call is Five Hundred Thousand Dollars ($500,000.00) or more.

3)   Provided that all Members advance their Pro Rata Share of the additional funds required pursuant to a Mandatory Capital Call, and unless the Members unanimously agree otherwise, all such advances shall be treated as Capital Contributions and not as Member loans.

4)   Except as expressly described in this Agreement, no costs or expenses incurred by any Member or its members or Affiliates in connection with the Bellevue Montgomery Project will be deemed Capital Contributions or be subject to reimbursement hereunder, and the Member, whether such cost or expense was incurred by the Member or its members or Affiliates, will be entitled to credit for Capital Contributions hereunder only when property or cash is received by the Company as a contribution to capital or is otherwise approved by the Board as a Capital Contribution.

(c)   Failure to Make Mandatory Capital Contributions. If a Member (the "*Non-Contributing Member*") fails to make its share of the Capital Contribution or any portion thereof required by this Section 6.2, if any, within the permitted time period (a "*Failed Contribution*"), each other Member who has timely made its share of such Capital Contribution (a "*Non-Defaulting Member*"), may exercise any or all of the

20

following remedies on behalf of itself and/or the Company, as the case may be, but no other remedies:

1)   take any action or enforce any remedies permitted by applicable law to enforce the Member's or the Company's security interests granted pursuant to Section 6.2(d);

2)   setoff the amount of the Failed Contribution against any amounts which would otherwise be payable by the Company to the Non-Contributing Member;

3)   make an additional Capital Contribution in an aggregate amount equal to the Failed Contribution and adjust the Percentage Interests and corresponding Units of the Members as provided in Section 6.2(e), provided, however, that this remedy shall only be available in the event the Non-Contributing Member failed to make its share of any Capital Contributions or portion thereof in connection with (i) any Mandatory Capital Call immediately preceding the then current Mandatory Capital Call, or (ii) any two (2) prior Mandatory Capital Calls.

4)   make an additional Capital Contribution in an aggregate amount equal to the Failed Contribution without adjusting the Percentage Interests and Units, in which case such Non-Defaulting Member shall be deemed a Preferred Interest Member with respect to such additional Capital Contribution, which shall itself constitute a Preferred Contribution of such Non-Defaulting Member and shall earn a Preferred Return, except at a fifteen percent (15.0%) per annum rate.

The Non-Defaulting Members may exercise any one or more of the remedies contained in this Section 6.2 by written notice to the Non-Contributing Member within fifteen (15) days of the expiration of the time period allowed for making payment as specified in the applicable subpart of Section 6.2(b), followed by payment of the Failed Contribution or portion thereof as required by the applicable subpart of this Section 6.2, if any payment is required, within fifteen (15) days thereafter. If more than one Non-Defaulting Member proposes to act hereunder and such proposal(s) conflict, the Members shall if necessary determine the equitable course of action, in proportion to the Units held by the Non-Defaulting Members proposing to act, and shall direct the order of and/or form of actions taken and the effect on the capitalization of the Company and Interest therein.

(d)   Security Interest. Each Member hereby grants to the other Members and to the Company a security interest in the Member's Interest to secure the Member's obligations hereunder, including obligations to make a Capital Contribution in response to a Mandatory Capital Call as set forth in Section 6.2(b).

(e)   Percentage Interest Adjustment. If one or more Non-Defaulting Members elects to make an additional Capital Contribution and adjust the Percentage Interests and corresponding Units as provided in Section 6.2(c), then, effective as of the date on which the Capital Contributions are made, the Percentage Interest and corresponding Units of the Non-Defaulting Member will be increased, and the Percentage Interest and corresponding Units of the Non-Contributing Member will be decreased, by the number of percentage points equal to the product of 100 percentage points and a fraction, the numerator of which will equal the additional Capital Contributions made by the Non-Defaulting Member on behalf of the Non-Contributing Member pursuant to the Mandatory Capital Call, and the denominator of which will equal the aggregate Capital Contributions made by all Members, including such additional Capital Contributions made by the Non-Defaulting Member (but specifically excluding any Preferred Contributions made by Preferred Interest Members), through the date of such determination. The Company will endeavor to promptly give to the other Members written notice of the Percentage Interests and Units, as adjusted, each time an adjustment occurs; provided, that failure to give such notice shall not in any way affect or otherwise nullify any adjustment made pursuant to this Section 6.2.

(f)   Attorney-in-Fact. Each Member, upon the failure to make a Capital Contribution required to be made under Section 6.2, hereby irrevocably appoints the other Members as its attorney-in-fact, coupled with an interest, with full power to prepare and execute any documents, instruments and agreements as may be appropriate to perfect, continue and enforce that security interest provided pursuant to Section 6.2(d) of this Agreement in favor of the other Members.

(g)   Preferred Contributions. To the extent that the required funds are not otherwise obtained from third-party financing in accordance with Section 6.2(a), and/or additional Capital Contributions by the Members pursuant to Section 6.2(b), the Board may seek to obtain additional funds by allowing Persons or Entities that are not Members to make Preferred Contributions, raising additional capital by admitting new Members or issuing different types of Interests, including options, warrants and other instruments convertible into Interests, in accordance with Section 9.8 hereof, and/or allowing Members or their Affiliates to make loans to the Company in accordance with Section 6.3. The Board shall have the sole discretion as to the timing of seeking loans from Members (or their Affiliates) or Preferred Contributions from Persons or Entities who are not Members, determining the deadline for such Persons or Entities to make Preferred Contributions, admitting new Members, or issuing different types of Interests, pursuant to this Section 6.2(g).

6.3   *Loans by Members*. In order to satisfy its financial needs, the Company may borrow funds from the Members or their Affiliates and pledge or mortgage any property of the Company and revenues attributable to such property. Unless otherwise designated in the loan agreements or accompanying documents, repayment of principal and interest on such loans will be solely the obligation of the Company and not of the Members. Any loans to the Company from Members or their Affiliates shall bear interest at a rate determined by the Board not to exceed the maximum legally permissible interest rate or the Preferred Return, whichever is less.

6.4   *Return of Capital*. No Member, Manager or officer shall have any liability for the return of any Member's Capital Contributions (including Preferred Contributions). A Member shall not receive out of the Company's property all or any part of such Member's Capital Contributions except as provided in Sections 8.2 and 8.3 hereof.

6.5   *Capital Accounts*. The Company shall maintain for each Equity Owner an account designated as such Equity Owner's Capital Account. Each such Capital Account shall be credited with (a) the fair market value of contributions of securities and property by the respective Equity Owners (net of liabilities secured by such contributed property), (b) the cash contributions of the respective Equity Owners (including Preferred Contributions), and (c) the respective Equity Owner's share, determined as provided herein, of Net Profit. Each Equity Owner's Capital Account shall be debited with (x) the fair market value of distributions of property to the respective Equity Owners (net of liabilities secured by such distributed property), (y) the cash distributed to the respective Equity Owners (including Preferred Distributions and return of Preferred Contributions or other Capital Contributions, if any) and (z) the respective Equity Owner's share, determined as provided herein, of Net Loss. The Capital Accounts shall be maintained in accordance with Section 1.704-1(b)(2)(iv) of the Regulations, and the items of income, profit, gain, expenditures, deductions and losses which increase or decrease such Capital Accounts shall be those items which, pursuant to such Regulations, affect the balance of capital accounts.

6.6   *Contribution Accounts*.

(a)   The Company shall maintain for each Member or Preferred Interest Member who makes Capital Contributions or Preferred Contributions (or who is deemed to have made Preferred Contributions) an account designated as such Member's or Preferred Interest Member's Contribution Account.

(b)   Each Member's Contribution Account shall be credited (increased) by the amount of such Member's Capital Contributions as and when made, and debited (reduced) by amounts distributed to such Member pursuant to Section 8.2(b), which represent a return of such Member's Capital Contributions.

(c)   Each Preferred Interest Member's Contribution Account shall be credited (increased) by the amount of such Preferred Interest Member's Preferred Contributions as and when made, credited (increased) by the accrued Preferred Return attributable to such Preferred Interest Member's Preferred Contributions, and debited (reduced) by amounts distributed to such Preferred Interest Member pursuant to Section 8.2(a) hereof, which represent Preferred Distributions and a return of the Preferred Interest Member's Preferred Contributions.

For clarity, any distribution or other payment from the Company with respect to either a Preferred Contribution, a Contribution Account or a Capital Account shall reduce both the recipient's Contribution Account and his or her Capital Accounts to the extent reflected therein.

4890-9389-1309, v. 2

ARTICLE VII
ALLOCATION OF PROFITS AND LOSSES
FOR FEDERAL INCOME TAX PURPOSES

As of the end of each Year, the Company's Net Profit or Net Loss, including Net Capital Gain or Net Capital Loss, and each item of income, gain, loss and deduction related thereto, as well as other items of income, gain, loss or deduction which are subject to special allocation provisions, shall be allocated to the Capital Accounts of the Equity Owners and for federal income tax purposes pursuant to the following Sections of this Article VII.

7.1 ***Allocation of Net Loss***. After giving effect to the special allocations set forth in Section 7.4 hereof, if there is a Net Loss for any Year, such Net Loss shall be allocated to all Equity Owners in proportion to their Units. Notwithstanding the foregoing, no allocation of Net Loss shall be allocated to any Equity Owner if such allocation would cause such Equity Owner to have an Adjusted Capital Account Deficit. The amount of the allocation of Net Loss which would otherwise have caused an Equity Owner to have an Adjusted Capital Account Deficit shall instead be allocated to those Equity Owners who would not have an Adjusted Capital Account Deficit as a result of the allocation.

7.2 ***Allocation of Net Profit***. After giving effect to the special allocations set forth in Section 7.4 hereof, if there is a Net Profit for any Year, such Net Profit shall be allocated in the following manner:

(a) First, to the Equity Owners who received an allocation of Net Loss pursuant to the last sentence of Section 7.1 hereof (i.e., which would have been allocated to another Equity Owner but for the creation of an Adjusted Capital Account Deficit for that Equity Owner), an amount of Net Profit equal to the allocations of Net Loss previously made pursuant to such last sentence of Section 7.1 hereof (without duplication) in reverse order to which such prior Net Losses were allocated;

(b) Second, to the Preferred Interest Members, in proportion to and to the extent of, for each Preferred Interest Member, the excess of (x) the cumulative Preferred Distributions to such Preferred Interest Member as of the end of the current Year, for the current Year and all prior Years, over (y) cumulative allocations of Net Profit to such Preferred Interest Member pursuant to this Section 7.2(b) for all prior Years; and

(c) Third, to all Equity Owners in proportion to their Units.

7.3 ***Net Capital Gain and Net Capital Loss***. Except as otherwise required for special allocations pursuant to Section 7.4 hereof and allocations in the Year of Liquidation pursuant to Section 7.6 hereof, each allocation of Net Profit or Net Loss pursuant to this Article VII shall consist of pro rata portions of Net Capital Gain and/or Net Capital Loss and other separately stated items pursuant to Section 703(a)(1) of the Code.

7.4 ***Special Allocations***. Prior to the allocations pursuant to Section 7.1 and Section 7.2 hereof, items of income, gain, loss and deduction for the Year shall be allocated in accordance with the following provisions of this Section 7.4 to the extent such provisions are

24

applicable, and any items so allocated (except Nonrecourse Deductions) shall not be taken into account in determining Net Profit, Net Loss, Net Capital Gain or Net Capital Loss.

(a) ***Minimum Gain Chargeback***. If there is a net decrease in the Minimum Gain of the Company during any Year, each Equity Owner shall be specially allocated items of Company income and gain for such year equal to that Equity Owner's share of the net decrease in Minimum Gain, within the meaning of Regulation Section 1.704-2(g)(2). The provisions of this Section 7.4(a) are intended to comply with the minimum gain chargeback requirement of Regulation Section 1.704-2(f) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(b) ***Member Nonrecourse Debt Minimum Gain Chargeback***. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Year, each Equity Owner that has a share of such Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulation Section 1.704-2(i)(5), as of the beginning of such Year shall be specially allocated items of income and gain for such Year (and, if necessary, for succeeding Years) equal to such Equity Owner's share of the net decrease in Member Nonrecourse Debt Minimum Gain. The provisions of this Section 7.4(b) are intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulation Section 1.704-2(i)(4) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(c) ***Deficit Capital Account***. In the event that any Equity Owner, after all allocations pursuant to this Article VII and distributions pursuant to Article VIII hereof, disregarding this Section 7.4(c), would have a deficit balance in such Equity Owner's Capital Account at the end of any Year which deficit would be in excess of the sum of (i) the amount that such Equity Owner is obligated to restore to the Company under Regulation Section 1.704-1(b)(2)(ii)(c), and (ii) such Equity Owner's share of Minimum Gain (which is also treated as an obligation to restore in accordance with Regulation Section 1.704-1 (b)(2)(ii)(d)), the Capital Account of such Equity Owner shall be specially credited with items of Company income (including gross income) and gain for such year in a manner to eliminate such excess as quickly as possible.

(d) ***Qualified Income Offset***. If any Equity Owner unexpectedly receives any adjustment, allocation or distribution described in clauses (4), (5) and (6) of Regulations Section 1.704-1(b)(2)(ii)(d), which create or increase an Adjusted Capital Account Deficit for that Equity Owner, such Equity Owner shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for such Year) in an amount and manner sufficient to eliminate, as quickly as possible, the Adjusted Capital Account Deficit of such member, if any, to the extent required by the relevant Regulations. The provisions of this Section 7.4(d) are intended to comply with the "qualified income offset" requirement of Regulation Section 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(e)   ***Nonrecourse Deductions***. For any Year in which there are allocations of Nonrecourse Deductions, such Nonrecourse Deductions shall be allocated to the Equity Owners in accordance with, and as a part of, the allocations of Net Profit or Net Loss for that year. Member Nonrecourse Deductions of the Company for any Year shall be specially allocated to the Equity Owner who bears the economic risk of loss for the Member Nonrecourse Debt in question. The provisions of this Section 7.4(e) are intended to satisfy the requirements of Regulation Sections 1.704-2(e)(2) and 1.704-2(i)(1) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(f)   ***Allocations to Reflect Contributed Property***. If an Equity Owner contributes property to the Company which has a difference between its tax basis and its fair market value on the date of its contribution, then all items of income, gain, loss, and deduction with respect to such contributed property shall be shared among the Equity Owners, pursuant to Section 704(c)(i)(A) of the Code, solely for federal income tax purposes, so as to take account of the variation between the basis of such property and its fair market value at the time of contribution. Such allocations shall be made in accordance with the traditional method with reasonable curative allocations described in Regulation Section 1.704-3(c). Any elections or other decisions relating to such curative allocations shall be made by the Partnership Representative after consulting with the accountants for the Company, in any manner that reasonably reflects the intention of this Agreement. Allocations pursuant to this Section 7.4(f) are solely for purposes of federal income taxes and shall not affect, or in any way be taken into account in computing, any Equity Owner's Capital Account or distributions pursuant to any provision of this Agreement. An Equity Owner who contributes property to the Company shall provide to the Partnership Representative such information as may be required to establish such Equity Owner's tax basis in the contributed property.

(g)   ***Allocations Relating to Issuance of Company Units***. If any Equity Owner realizes any compensation income as a direct or indirect result of the issuance of Units by the Company to an Equity Owner, then any compensation deduction of the Company arising with respect to such compensation income shall be specially allocated to such Equity Owner(s) to the extent of such compensation income.

7.5   ***Section 706(d) Restriction***. In the case of an Equity Owner who has contributed capital to the Company during the Year or who became (or ceased to be) an Equity Owner during the Year, the allocation of federal income tax items to such Equity Owner shall not exceed the maximum allocation permitted under Section 706(d) of the Code to limit retroactive allocations.

7.6   ***Allocations for Year of Liquidation***. After giving effect to the special allocations set forth in Section 7.4 hereof, the amount of Net Profit or Net Loss for the Year of Liquidation, and each item of income, gain, loss and deduction related thereto, shall be allocated to all Equity Owners in such manner as to produce, as nearly as possible, a Capital Account balance for each Equity Owner immediately prior to the final distribution of assets to such Equity Owner upon liquidation pursuant to Section 8.4 hereof, that will permit the final liquidating distribution (if any) which must be made in accordance with final Capital Account balances, after distributions

26

as set forth in <u>Sections 8.2(a)</u> and <u>(b)</u> hereof, to be made to Equity Owners in proportion to their Units. The foregoing allocations for the Year of Liquidation may include special allocations of Net Capital Gain or Net Capital Loss, or other items that are separately stated pursuant to Section 704(a)(1) of the Code, as may be necessary to produce the prescribed Capital Account balance for each Equity Owner immediately prior to the final distribution. To the extent that allocations for the Year of Liquidation cannot be made to satisfy the foregoing provisions, these allocations shall be made in accordance with the Equity Owners' respective Interests in the Company (taking into account all facts and circumstances) pursuant to Regulation Section 1.704(b)-1(b)(1)(i), as determined by the accountants for the Company.

7.7   ***Adjustment Upon Transfer of Member's Interest or Change in Units***. For any Year during which an Equity Owner (or Preferred Interest Member) Transfers all or part of his Interest, or during which there is a change in the number of Units assigned to any Equity Owner, the adjustment for allocation of (i) Net Profit or Net Loss, (ii) Net Capital Gain or Net Capital Loss, and (iii) other items of income, gain, loss and deduction between the transferor and transferee Equity Owners (or Preferred Interest Members), or regarding an Equity Owner having a different number of Units during portions of the Year, shall be made in the following manner:

(a)   For purposes of the allocations pursuant to <u>Sections 7.1</u>, <u>7.2(a)</u> and <u>7.2(b)</u> hereof, the transferee Equity Owner (or Preferred Interest Member) shall inherit a pro-rata portion of the historical allocations of Net Profit and Net Loss to the transferor Equity Owner (or Preferred Interest Member), including distributions of the Preferred Return to a Preferred Interest Member; and

(b)   Unless the Members determine to use another method, allocations pursuant to <u>Sections 7.1</u> and <u>7.2(c)</u> hereof shall be adjusted between the transferor and transferee Equity Owners, or between each Equity Owner having a different number of Units during different portions of the Year, according to the "pro-rata method" described in Regulations Section 1.706-1(c)(2)(ii); that is, all such items for the entire Year shall be allocated between the transferor and transferee Equity Owners according to the number of days in the Year that the Interest was held by each, or between each Equity Owner having a different number of Units according to the number of days in the Year that each discrete number of Units was assigned to that Equity Owner.

7.8   ***Allocations to Economic Interest Owners***. Any tax allocation required by this <u>Article VII</u> to be made to an Equity Owner who has Transferred the Economic Interest represented by the Units in question to a Person who is not a Member shall be made to the transferee Economic Interest Owner instead of to the Member.

ARTICLE VIII
DISTRIBUTIONS AND PAYMENTS TO MEMBERS

8.1   ***Distribution Procedure***. Except as provided in <u>Section 8.4</u> hereof for final distributions upon liquidation, the Board shall determine, in its sole discretion, when distributions shall be made to Members and the total amount to be distributed.

8.2   ***Distributions of Available Cash Flow and Capital Proceeds***. Except as otherwise provided in <u>Section 8.3</u> hereof, distributions of all or any portion of Available Cash Flow and Capital Proceeds shall be made in amounts and at times determined by the Board. Such distributions shall be apportioned among the Members as follows:

(a)   First, to any Preferred Interest Members, a Preferred Distribution in proportion to and to the extent of their Undistributed Preferred Return, followed by a distribution in proportion to and to the extent of their Undistributed Preferred Contributions;

(b)   Second, to all other Members holding Units, a distribution in proportion to their unreturned Capital Contributions and Contribution Account balances until the balances of all Contribution Accounts are reduced to zero; and

(c)   Third, any remaining amount to all Equity Owners in proportion to their Units.

8.3   ***Distributions Upon Liquidation***. Upon liquidation of the Company pursuant to <u>Section 12.3</u> hereof, assets remaining after payment of all Company debts and obligations in accordance with Section 18-804 of the Act shall be distributed in the same order of priority as set forth in <u>Sections 8.2(a)</u> and <u>(b)</u> hereof, with any amount remaining being distributed in accordance with the positive balance in the Equity Owners' Capital Accounts. In determining the final balance of the Capital Accounts, any assets which are distributed in kind shall be treated as if they were sold at their fair market value, as determined by the Board, with an allocation to the Capital Accounts of the deemed profit or loss on such sale pursuant to <u>Article VII</u> hereof, and with the distribution reducing the recipient Members' Capital Accounts in an amount equal to the fair market value of the assets distributed.

8.4   ***Distributions to Economic Interest Owners***. Any distribution required by this <u>Article VIII</u> to be made to a Member who has Transferred the Economic Interest represented by the Units in question to a Person who is not a Member shall be made to the Economic Interest Owner instead of to the Member.

ARTICLE IX
TRANSFER OF INTERESTS;
ADMISSION OF NEW MEMBERS

9.1   ***Transfers***. Except as provided in <u>Section 9.2</u> hereof, no Transfer of all or any part of an Interest shall be made, permitted or recognized, unless approved in writing by the Board in its sole discretion, which may include conditions to be satisfied prior to any Transfer or consent to any Transfer. Notwithstanding the foregoing to the contrary, Members shall be permitted to Transfer all or any part of their Interest to trusts established for their benefit, to their Immediate Family or to trusts established for the benefit of their Immediate Family. Any other Transfer or attempted Transfer shall be void *ab initio*.

9.2 ***Liens.*** Notwithstanding the terms and provisions of this Article IX to the contrary, any lien or security interest imposed on the Interest of the Poag Trust arising from the McWhinney Settlement shall for all purposes constitute a permitted Transfer under this Agreement. In addition, any Member may cause, or permit to be created, a lien or security interest upon his Interest, provided that such lien or security interest is in favor of a Third Party lender to the Company, any of its Subsidiaries or any of their respective Affiliates, including, without limitation, PSC, and is granted in connection with a financing transaction or arrangement, the proceeds of which will be used directly for the benefit of the Company, any of its Subsidiaries or any of their respective Affiliates. In the event the Third Party lender executes its rights under any such lien or security interest, such Third Party lender or its successor shall have all of the rights of an Economic Interest Owner, without further action by the Members, provided that such Third Party lender or successor thereto agrees in writing to be bound by the terms and conditions of this Agreement.

9.3 ***Invalid Transfers***.

(a) No interest in an Entity that is an Equity Owner may be Transferred, sold, pledged or otherwise conveyed to any Person, other than a Member or the owner of an interest in an Entity that is a Member as of the date hereof, without the prior written consent of the Members and the satisfaction of any conditions imposed by the Board in its discretion. Each Entity that is an Equity Owner shall amend its governing documents to include such transfer restriction, and shall require each owner of an interest in such Entity to agree in writing to such transfer restriction.

(b) The Company shall not recognize any Transfer of all or any part of an Interest other than a Transfer effected in strict compliance with the terms of this Article IX. Any other Transfer or attempted Transfer shall be void *ab initio*. No Transfer shall be effective until all applicable requirements set forth in this Agreement, the Certificate of Formation or the Act have been satisfied in full.

9.4 ***Restrictions on Transfer Not Unreasonable***. Each of the Equity Owners hereby agrees and acknowledges that the restrictions on Transfers contained in this Article IX are not unreasonable in view of the nature of the parties and their relationships to one another and the nature of the business of the Company. Each of the Equity Owners further acknowledges that the foregoing restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve the Company's ability to carry out the Company's purposes.

9.5 ***Drag-Along Rights***.

(a) Notwithstanding any provision of this Article IX to the contrary, if a Majority in Interest of Members approves a transaction to sell, convey, transfer or otherwise dispose of all or substantially all of the Company's assets, property or business or merge into or consolidate with any other Entity or effect any transaction or series of related transactions in which more than fifty percent (50.0%) of the Units are disposed of or Transferred (collectively a "***Drag-Along Transaction***"), then, upon thirty (30) days' written notice to the other Equity Owners and the Company (the "***Drag-Along Notice***"), the Majority in Interest of Members may require each other Equity Owner to vote in favor of such Drag-Along Transaction and, if applicable, may require each Equity Owner to sell, Transfer and deliver, or cause to be sold, transferred and delivered, to the purchaser or acquirer in the Drag-Along Transaction, all of such Equity Owner's Interest at the closing thereof (free and clear of all liens, claims or encumbrances, except those arising under this Agreement).

(b)   The Drag-Along Notice shall set forth, in reasonable detail, (i) information concerning the identity and, if an Entity, the controlling ownership of the purchaser, (ii) the nature and amount of the consideration to be received by the Equity Owners in the transaction, (iii) a description of the other material terms and conditions of the proposed sale and (iv) the proposed time and place of the closing of the Drag-Along Transaction.

(c)   Any Equity Owner that is required to sell all or any portion of its Interest in a Drag-Along Transaction shall be required to make such representations and warranties as to the Company and its business in favor of the Third Party purchaser as are made by the Majority in Interest of Members in favor of the Third Party purchaser.

(d)   In the event the Majority in Interest of Members exercises its rights described in Section 9.5(a) above in connection with a Drag-Along Transaction that requires a vote of the Members of the Company to approve, all Members shall vote their Interests in the Company as the Majority in Interest of Members votes thereon. Each Member hereby constitutes and appoints the Chief Executive Officer of the Company as its true and lawful proxy and attorney-in fact to vote the Interest held by such Member in accordance with the provisions of this Section 9.5. Each such Member acknowledges that the proxy granted hereby is irrevocable, being coupled with an interest, and that such proxy will continue until the termination of such Member's obligation to vote its Interest in accordance with this Section 9.5.

9.6   ***Representations and Warranties***. Each Equity Owner hereby represents and warrants to the Company that such Equity Owner's acquisition of such Equity Owner's Interest is made for such Equity Owner's own account for investment purposes only, and not with a view to the resale or distribution of such Interest. Each Equity Owner agrees that such Equity Owner will not Transfer any or all of his Units or Interest to any person or Entity who or which does not similarly represent, warrant and agree as provided in this Section 9.6. Each Equity Owner represents that it is authorized to enter into this Agreement, that entering into and performing this Agreement does not and will not conflict with or violate any agreements to which it or any Affiliate is a party (including any agreements transferred to the Company in connection with the formation of the Company and the capital contributions), and that it is not a party to any agreements that restrict its actions in connection with or on behalf of the Company (including any non-competition agreements).

9.7   ***Rights and Obligations of Former Equity Owners***. An Equity Owner who Transfers all of such Equity Owner's Interest or whose Interest is otherwise terminated pursuant to the terms hereof shall cease to be an Equity Owner; provided, however, that such former Equity Owner or any Successor shall remain liable to the Company (a) for any obligations of such Equity Owner for wrongful distributions under the Act, (b) for any failure to comply with this Agreement and (c) pursuant to any other agreements with the Company.

9.8   ***Admission of New Equity Owners; Issuance of Additional Interests***.   The Company may raise capital or engage in other transactions in any of the following ways:

(a)   Without action of the Equity Owners, the Board, in accordance with the provisions of Section 6.2(g), may admit new Equity Owners, issue to any Person new or additional Units having such rights, powers and privileges, including preferences as to distributions and voting, and other types of securities as the Board shall determine, or admit new Preferred Interest Members. The new Equity Owners may receive Units or, if they make Preferred Contributions, may receive a Preferred Return independent of whether they receive Units. The Members shall do all things necessary to comply with the Act and the Board is authorized to do all things it deems to be necessary or advisable in connection with the admission of any additional Equity Owners, including, but not limited to, complying with any statute, rule, regulation or guideline issued by any federal, state or other governmental agency.

(b)   With the consent of the Members in accordance with Section 4.16(f), the Board is authorized to cause the issuance to Equity Owners or other Persons of Interests having different relative rights, powers, and privileges, including preferences as to distributions and voting, and other types of securities, from time to time, all on terms and conditions approved by the Board. In accepting additional capital contributions or in causing the issuance of Interests, the Board is hereby expressly authorized and empowered to determine the consideration for any such Interests, and to fix the relative rights and preferences of the Interests so issued, to the full extent allowed by law, including the creation of Interests with more favorable rights or preferences from existing Interests. The Company shall do all things deemed by the Board to be necessary or advisable in connection with any future issuance, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.

(c)   The Board shall have the power and authority to issue, on behalf of the Company, options, warrants and other instruments or contracts or securities that are convertible into Interests in the Company or which entitle the holder to purchase Interests in the Company in the future, and to fix the terms and conversion or exercise price thereof, and to the fullest extent permitted by applicable law, to finance the purchase of said options, warrants and other instruments, contracts or securities on such terms as may be deemed appropriate by the Members.

9.9   ***Ownership Adjustments.***   Without any action by the Equity Owners, an appropriate adjustment to the records of the Company shall be made upon: (a) any Transfer or termination of any Interest as described in this Article IX or in Article XI, (b) the admission of any new Equity Owner pursuant to Section 9.8 hereof, or (c) the adjustment of any Interest pursuant to Sections 6.2(c) and (e) hereof.

31

ARTICLE X
COVENANTS

10.1   *Guaranty of Loans or Obligations*.

(a)   Each Member (other than any Preferred Interest Member) shall guarantee the payment and/or performance of the Company's obligations pursuant to any loan entered into by the Company with respect to the Bellevue Montgomery Project and any other Company indebtedness or obligations for which any guaranty is required by the lender or other third-party creditor. Each Member hereby agrees to execute and deliver any and all such documents necessary to evidence such guaranty. Each Member that is an Entity will designate an individual who is an owner of an interest in such Entity and who shall be acceptable to the Board, in its sole discretion (such designee shall hereinafter be referred to as the "*Member Designee*"), to enter into such guaranty on behalf of the Entity that is a Member. Notwithstanding any provision of this Agreement, the foregoing guaranty obligations apply only with respect to direct Company indebtedness and not indebtedness incurred by any Subsidiary.

(b)   Each Member and each Member Designee that enters into a guaranty pursuant to Section 10.1(a), jointly and severally, shall indemnify each other Member and each other Member Designee that enters into a guaranty pursuant to Section 10.1(a), to the extent that any Member or Member Designee pays more than such Member's or Member Designee's Pro Rata Share of the obligations of the Company as a result of any guaranty entered into pursuant to Section 10.1(a). Each Member and each Member Designee hereby agrees to execute and deliver any and all such documents necessary to further evidence such indemnification.

(c)   In the event that any Member or Member Designee willfully fails to enter into a guaranty pursuant to Section 10.1(a) within the time specified in a written notice from the Company, the Company shall have the right, but not the obligation (the "*Guaranty Call Right*") to purchase all, but not less than all, of such Member's Units for a purchase price equal to ninety percent (90.0%) of the Fair Value-Membership Interest based on the Fair Value-Company as of the immediately preceding Valuation Date, minus the Closing Adjustment (if any). The Company shall exercise the Guaranty Call Right by providing written notice (the "*Guaranty Call Notice*") to such Member within ninety (90) days of the date by which such Member was required to enter into such guaranty, subject to subsequent exercise periods pursuant to Section 10.1(d).

(d)   If the Guaranty Call Right is not exercised in full pursuant to Section 10.1(c) within the time frame specified therein, the Company may exercise such Guaranty Call Right as to any Units remaining within sixty (60) days following any Valuation Date based upon the Fair Value-Company on such subsequent Valuation Date by delivering written notice thereof to the Member.

(e)   If the Company exercises the Guaranty Call Right, subject to Section 10.1(f), the Company shall pay any amounts owed therefor to such Member in a lump sum within ninety (90) days following the date of such Member's receipt of the

Guaranty Call Notice or, at the discretion of the Board (but excluding for this purpose such Member or any Affiliate or owner thereof that is subject to the Guaranty Call Right), in up to twenty (20) equal quarterly payments including interest at a fixed rate equal to the one-year LIBOR on the date on which the Guaranty Call Right is exercised, on the unpaid principal balance calculated commencing on the date of payment of the first installment. If the Company exercises its discretion to pay in quarterly installments, the first such installment will be paid to the Member on the first day of the fourth month following such Member's receipt of the Guaranty Call Notice. Each subsequent installment shall be paid quarterly until the full amount owed to the Member has been paid. The Company's obligation to pay the Member in quarterly installments under this Section 10.1(e) will be evidenced by a promissory note executed by the Company, which note may be prepaid at any time without penalty.

(f) The timing and amount of all payments otherwise specified pursuant to Section 10.1(e) to be made by the Company shall be subject to, and shall be suspended if such payment would violate, any agreement by the Company, an Affiliate or the Member to whom such payment is due with lenders, joint venture partners, landowners or others, whenever made, that may restrict, delay or prohibit payments to equity owners or former equity owners of the Company; and such payments shall be further subject to, and shall be suspended as required for satisfaction of, such financial covenants as may be applicable to the Company as a result of any such agreements. Interest shall continue to accrue on suspended payments at the rate specified in Section 10.1(e).

(g) If the Member whose Units are purchased hereunder is also a Preferred Interest Member at the time of such purchase, the Preferred Interest of such Preferred Interest Member shall not be subject to purchase pursuant to the Guaranty Call Right, but the Preferred Interest Member shall continue to receive distributions in respect of such Preferred Interest pursuant to Section 8.2(a) hereof.

(h) On the date of exercise of the Guaranty Call Right, the Interest (or portion thereof) that is purchased pursuant to such exercise shall be terminated and the rights of the Member thereafter with respect to such terminated Interest shall be those of a creditor of the Company until payment in full is received by such Member.

10.2 *Fair Value Determinations*. Valuation Dates shall be selected in the discretion of the Board. On each Valuation Date, the Board shall determine the Fair Value-Company and Fair Value-Bellevue Montgomery Property Owner in the sole discretion of the Board, using whatever method of valuation it deems reasonable.

10.3 *Binding Determination*. The determination of value made by the Board in accordance with Section 10.2 and any Closing Adjustment shall be final and binding upon the Company, its Equity Owners and their Successors, subject to judicial review only where the Board acted in an arbitrary and capricious manner.

10.4 *Special Purpose Entity*. So long as any loan is outstanding as to which the Company is a borrower or guarantor, the Company will remain in compliance with the "special purpose entity" provisions of any applicable loan or guaranty agreement.

4890-9389-1309, v. 2

10.5   ***Guaranty of Loans or Obligations of Bellevue Montgomery Property Owner***. In addition to Section 10.1(a) regarding guaranties of direct Company indebtedness (i) the Poag Guarantor shall provide any guaranties with respect to indebtedness or obligations of the Bellevue Montgomery Property Owner that may otherwise be required to be provided by the Company or an Affiliate thereof under the Bellevue Montgomery Property Owner LLC Agreement, and (ii) the Poag Guarantor and the Kern Guarantor shall provide any non-recourse carve-out guaranties with respect to indebtedness or obligations of the Bellevue Montgomery Property Owner that may otherwise be required to be provided by the Company or an Affiliate thereof under the Bellevue Montgomery Property Owner LLC Agreement. In the event the Poag Guarantor or the Kern Guarantor willfully fails to provide any guaranty pursuant to this Section 10.5 within the time specified in a written notice from the Company, then the Units held by the Poag Trust (in the event of the Poag Guarantor's failure) or the Units held by Kern (in the event of the Kern Guarantor's failure) will be subject to the Guaranty Call Right under Section 10.1(c) to the same extent as if such Member willfully failed to enter into a guaranty pursuant to Section 10.1(a).


ARTICLE XI
TERMINATION OF INTERESTS, REPURCHASE OF INTERESTS


11.1   ***Termination of An Interest***. Upon the occurrence of a Terminating Event or Adverse Terminating Event, the following shall occur:

(a)   the Governance Rights of such Member shall be extinguished and the Member or such Member's Successor shall continue to own the Economic Interest subject to all provisions of this Article XI; provided, however, that in the case of an Adverse Terminating Event that is the result of an Involuntary Transfer described in Section 11.3, the Governance Rights of such Member shall be extinguished only with respect to the portion of the Interest Involuntarily Transferred;

(b)   if a Member has Transferred the Economic Interest associated with such Member's Units, but retained the Governance Rights associated with such Units, the Units held by the transferee, as well as the Governance Rights of the Member, shall be subjected to the provisions of Article XI hereof;

(c)   any Interests that have not vested in accordance with any agreement or requirements of the Members are subject to forfeiture and are deemed forfeited if so determined by the Board; and

(d)   the Company may cause the records of the Company to be amended appropriately.

11.2   ***Adverse Terminating Event***.

(a)   Upon the occurrence of an Adverse Terminating Event with respect to any Member, the Company shall have the right, but not the obligation (the "***Adverse Terminating Event Call Right***") to liquidate such Member's Interest (or the portion of such Member's Interest that was the subject of an Involuntary Transfer giving rise to the Adverse Terminating Event) at a price equal to (i) seventy percent (70.0%) of the Fair

34

Value-Membership Interest determined in accordance with Section 11.5(a) hereof (reduced proportionately if only a part of such Member's Interest is purchased), *minus* (ii) the Closing Adjustment (if any).

(b)   The Adverse Terminating Event Call Right must be exercised by the Company by giving written notice to the Member within sixty (60) days following the date of occurrence of the Adverse Terminating Event, subject to subsequent exercise periods pursuant to Section 11.2(c).

(c)   If the Adverse Terminating Event Call Right is not exercised pursuant to Section 11.2(b) within sixty (60) days following the date of occurrence of the Adverse Terminating Event, the Company may exercise such Adverse Terminating Event Call Right within sixty (60) days following any Valuation Date subsequent to the date of occurrence of the Adverse Terminating Event by delivering written notice thereof to the Member.

11.3   *Divorce*. Notwithstanding anything herein to the contrary,

(a)   in the event of a divorce or legal separation of an Equity Owner, in which all or any part of such Equity Owner's Interest is awarded to the spouse (and such spouse is not a Member of the Company at the time of such award), an Adverse Terminating Event shall be deemed to have occurred only with respect to that portion of the Equity Owner's Interest Involuntarily Transferred, and the Company shall have the right, but not the obligation, to purchase the Interest (or portion of such Interest) pursuant to Section 11.2 hereof. Any written notice required from the Company shall be sent to the Equity Owner and to such Equity Owner's spouse or ex-spouse; or

(b)   in the event of a divorce or legal separation of any natural person who owns a controlling interest in an Entity that is an Equity Owner or that controls an Equity Owner, in which the controlling interest in the Entity that is an Equity Owner or that controls an Equity Owner is awarded to the spouse, an Adverse Terminating Event shall be deemed to have occurred with respect to the entire Interest of the Entity that is an Equity Owner, and the Company shall have the right, but not the obligation, to purchase the Interest pursuant to Section 11.2 hereof. Any written notice required from the Company shall be sent to the Entity that is an Equity Owner, the person owning a controlling interest in such Entity and such person's spouse or ex-spouse.

The provisions of this Section 11.3 shall control over any inconsistent provision of this Agreement.

11.4   *Terminating Event for an Equity Owner*.

(a)   Upon the occurrence of a Terminating Event with respect to an Equity Owner, the Company shall have the right, but not the obligation (the "*Company Call Right*"), to purchase all or any portion of such Equity Owner's Interest (or the Interest of the Equity Owner that is an Entity controlled by such Equity Owner). The purchase price for such Interest to be purchased shall equal (i) the Fair Value-Membership Interest of such Equity Owner determined in accordance with Section 11.5(a) hereof, *minus* (ii) the Closing Adjustment (if any).

(b)   The Company Call Right must be exercised by the Company by giving written notice (the "*Termination Call Notice*") to the Equity Owner within sixty (60) days of the date of occurrence of the Terminating Event, subject to subsequent exercise periods pursuant to Section 11.4(c) hereof.

(c)   In the event that the Company does not exercise the Company Call Right within sixty (60) days of the date of occurrence of the Terminating Event, the Company may exercise the Company Call Right in accordance with the terms of Section 11.4(a) hereof within sixty (60) days following any Valuation Date subsequent to the date of occurrence of the Terminating Event by delivering written notice to the Equity Owner within such time period.

11.5   *Payment for Terminated Interests*.

(a)   The Board shall determine the Fair Value-Membership Interest of an Equity Owner for purposes of this Article. In calculating the Fair Value-Membership Interest, the Fair Value-Company shall be determined in accordance with the provisions of Section 10.2 herein as of the Valuation Date immediately preceding the Terminating Event or Adverse Terminating Event, as applicable. If the determination of Fair Value-Membership Interest is with regard to any exercise of any of the call rights provided for herein during any period subsequent to the initial period when such rights are exercisable (i.e., pursuant to Sections 11.2(c) or 11.4(c)), then in calculating the Fair Value-Membership Interest, the Fair Value-Company shall be determined in accordance with the provisions of Section 10.2 herein as of the Valuation Date immediately preceding the exercise of such right.

(b)   If the Company purchases any Equity Owner's Interest in the Company pursuant to an Adverse Terminating Event or Terminating Event, or if either of the Adverse Terminating Event Call Right or the Company Call Right are exercised (the exercise of any of such rights shall hereinafter be referred to as the "*Triggering Event*"), the Company shall pay any amounts owed therefor to such former Equity Owner or such Equity Owner's Successor in a lump sum within ninety (90) days following the Triggering Event or, at the discretion of the Company, in up to twenty (20) equal quarterly payments including interest at a fixed rate equal to the one-year LIBOR on the date of notice of the Triggering Event, on the unpaid principal balance calculated commencing on the date of payment of the first installment. If the Company exercises its discretion to pay for a liquidated Interest in installments, the first such installment will be paid to the former Equity Owner or such Equity Owner's Successor on the first day of the fourth month after the Triggering Event. Each subsequent installment shall be paid quarterly until the full amount owed to the Equity Owner or such Equity Owner's Successor has been paid. The Company's obligation to pay the Equity Owner in quarterly installments under this Section 11.5(b) will be evidenced by a promissory note executed by the Company, which note may be prepaid at any time without penalty. In determining the amount to be paid to a Preferred Interest Member hereunder, the balance of that Preferred Interest Member's Contribution Account on the Exercise Date shall be deemed to include the Preferred Return calculated to the date of the lump sum payment or first installment payment, as the case may be.

(c)   The timing and amount of all payments otherwise specified pursuant to Section 11.5(b) to be made by the Company shall be subject to, and shall be suspended if such payment would violate, any agreement by the Company, an Affiliate or the Equity Owner to whom such payment is due with lenders, joint venture partners, landowners or others, whenever made, that may restrict, delay or prohibit payments to equity owners or former equity owners of the Company; and such payments shall be further subject to, and shall be suspended as required for satisfaction of, such financial covenants as may be applicable to the Company as a result of any such agreements. Interest shall continue to accrue on suspended payments at the rate specified in Section 11.5(b).

(d)   If the Company purchases a portion, but not all, of any Equity Owner's Interest pursuant to this Article XI, such Interest shall be bifurcated into the portion being retained by the Equity Owner and the portion being purchased by the Company and the determination of the amount to be paid (including the determination of Fair Value-Membership Interest) shall be made in the same manner set forth in this Section 11.5, but taking into account only the portion of the Equity Owner's Interest being purchased.

(e)   The Company may assign its rights and obligations pursuant to the Guaranty Call Right, the Adverse Terminating Event Call Right or the Company Call Right to any Affiliate at any time, in the sole discretion of the Board.

11.6   *Termination of Economic Interest*. The Economic Interest that is purchased or sold pursuant to the exercise of Guaranty Call Right, the Adverse Terminating Event Call Right or the Company Call Right shall be terminated as of the Exercise Date and the rights of the Economic Interest Owner thereafter shall be those of a creditor of the Company until payment in full is received by such Economic Interest Owner.

11.7   *Exclusivity of Provisions*. If a Terminating Event or Adverse Terminating Event occurs with respect to an Equity Owner, such Equity Owner's right to any payments or distributions shall be determined exclusively under the provisions of Article VIII hereof with respect to distributions to Equity Owners and this Article XI with respect to purchases of the Interest of an Equity Owner following an Adverse Terminating Event or Terminating Event, and no Equity Owner shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

4890-9389-1309, v. 2

11.8   *No Right to Withdraw*. No Equity Owner shall have the right to voluntarily resign or otherwise withdraw from the Company without the prior written consent of the Members. The failure by any Equity Owner to comply with this Section 11.8 shall be deemed a material breach of this Agreement.

ARTICLE XII
DISSOLUTION; WINDING-UP

12.1   *Dissolution*. The Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events (each, a "*Dissolution Event*"):

(a)   The determination in writing to dissolve the Company by a Majority in Interest of Members (including after the occurrence of a Continuation Event in accordance with Section 12.2);

(b)   At any time when there are no Members;

(c)   The sale or other disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions; or

(d)   The entry of a decree of judicial dissolution under § 18-802 of the Act; or

Upon the occurrence of a Dissolution Event, the Company shall be wound up and liquidated pursuant to Section 12.3 hereof.

12.2   *Continuation Event*. Neither the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Equity Owner, nor the occurrence of any other event that terminates the continued membership of any Equity Owner (each, a "*Continuation Event*"), shall cause the Company to be dissolved or its affairs to be wound up, and upon the occurrence of any such Continuation Event, the Company shall be continued without dissolution, unless within ninety (90) days following such Continuation Event, a Majority in Interest of the Members agree in writing to dissolve the Company.

12.3   *Winding Up of the Company*. Upon dissolution of the Company pursuant to Section 12.1 hereof, the Members or a Person then appointed by the remaining Members (the remaining Members or such other person being herein referred to as the "*Liquidator*") shall proceed to wind up the business and affairs of the Company upon such terms, price and conditions as are determined by the Liquidator in accordance with this Agreement and the requirements of the Act. This Agreement shall remain in full force and effect and continue to govern the rights and obligations of the Equity Owners and the conduct of the Company during the period of winding up the Company's affairs. The Liquidator, if other than a Member, shall have and may exercise, without further authorization or consent of the Equity Owners, all of the powers conferred upon the Chief Executive Officer under the terms of this Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall liquidate the assets of the Company, collect the debts and obligations due to the Company, and pay or provide for payment of all liabilities and obligations of the Company, after which the Liquidator shall distribute the remaining assets of the Company to the Equity Owners in the order of priority described in Section 8.3 hereof. The Liquidator may distribute assets in kind; provided, however, that the Liquidator shall determine the fair market value by appraisal or other reasonable means of all assets so distributed in kind.

12.4   ***Buy-Sell Right***.

(a)   Upon the occurrence of a Deadlock, either Kern, on the one hand, and the Selberg Trust and the Poag Trust, collectively, on the other hand, may initiate the buy-sell procedures under this Section 12.4 (either such initiating party, the "***Buy-Sell Initiating Member***"), by delivering written notice (the "***Buy-Sell Notice***") to the other party (the "***Buy-Sell Responding Member***"), which shall include a description of the circumstances that triggered the buy-sell rights hereunder and shall offer (the "***Buy-Sell Offer***") to sell all, but not less than all, of the Buy-Sell Initiating Member's Units to the Buy-Sell Responding Member at a purchase price per unit (the "***Buy-Sell Unit Price***") and upon such other terms (including, without limitation, payment terms) and conditions (the "***Buy-Sell Terms***") set forth therein.

(b)   The Buy-Sell Responding Member may, by delivering written notice to the Buy-Sell Initiating Member (the "***Buy-Sell Response Notice***") within thirty (30) days after its receipt of the Buy-Sell Notice (the "***Buy-Sell Election Period***"), elect either to (i) accept the Buy-Sell Offer and purchase the Buy-Sell Initiating Member's Units at the Buy-Sell Unit Price and on the Buy-Sell Terms, or (ii) reject the Buy-Sell Offer and sell the Buy-Sell Responding Member's Units to the Buy-Sell Initiating Member at the Buy-Sell Unit Price (based on the number of Units held by the Buy-Sell Responding Member) and on the Buy-Sell Terms. If the Buy-Sell Responding Member fails to deliver the Buy-Sell Response Notice within the Buy-Sell Election Period, the Buy-Sell Responding Member shall be deemed to have elected to accept the Buy-Sell Offer.

(c)   Except as otherwise provided in the Buy-Sell Terms or as the parties may otherwise agree, the closing of the purchase and sale of Units pursuant to this Section 12.4, shall take place within thirty (30) days after the earlier of the expiration of the Buy-Sell Election Period and the date on which the Buy-Sell Response Notice is delivered to the Buy-Sell Initiating Member. At closing, (i) each selling Member shall deliver good and marketable title to its Units, free and clear of all liens and encumbrances, (ii) each purchasing Member shall deliver payment for the purchased Units in accordance with the Buy-Sell Terms, and (iii) the parties shall take such other actions as may be necessary or advisable to effectuate the transactions contemplated by this Section.

ARTICLE XIII
LIMITATION ON LIABILITY; INDEMNIFICATION

13.1   ***Limitation on Liability***.   The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Equity Owner or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an Equity Owner, and/or officer.

13.2   *Standard of Care; Indemnification of Officers, Employees and Agents*.

(a)   No Member, Manager or officer of the Company shall have any personal liability whatsoever to the Company or any Equity Owner on account of such Member's, Manager's or officer's status as a Member, Manager or officer or by reason of such Member's, Manager's or officer's acts or omissions in such person's capacity as a Member, Manager or officer in connection with the conduct of the business of the Company; provided, however, that nothing contained herein shall protect any Member, Manager or officer against any liability to the Company or the Equity Owners to which such Member, Manager or officer would otherwise be subject by reason of (i) any act or omission of such Member, Manager or officer that involves bad faith, actual fraud, gross negligence or willful misconduct, or (ii) any act or omission in violation of an agreement between such person and the Company or its Affiliates, including this Agreement.

(b)   The Company shall indemnify and hold harmless each Manager, Member and officer and the Affiliates of any Manager, Member or officer (each an "*Indemnified Person*") against any and all losses, claims, damages, expenses and liabilities (including, but not limited to, any investigation, legal and other reasonable expenses incurred in connection with, and any amounts paid in settlement of, any action, suit, proceeding or claim) of any kind or nature whatsoever that such Indemnified Person may at any time become subject to or liable for by reason of the formation, operation or termination of the Company, or the Indemnified Person's acting as a Manager, Member or an officer under this Agreement, or the authorized actions of such Indemnified Person in connection with the conduct of the affairs of the Company (including, without limitation, indemnification against negligence); provided, however, that such Indemnified Person was not guilty of actual fraud, gross negligence or willful misconduct with respect to such acts or omissions and that no Indemnified Person shall be entitled to indemnification if and to the extent that the liability otherwise to be indemnified for results from (i) any act or omission of such Indemnified Person that involves actual fraud, gross negligence or willful misconduct, (ii) any transaction from which such Indemnified Person derived improper personal benefit, or (iii) any act or omission in violation of any agreement between such person and the Company or its Affiliates. The indemnities and rights hereunder shall survive termination of the Company. Each Indemnified Person shall have a claim against the property and assets of the Company for payment of any advancement and indemnity amounts from time to time due hereunder, which amounts shall be paid or properly reserved for prior to the making of distributions by the Company to Equity Owners. If the Board determines that the facts then known would not preclude indemnification, costs and expenses that are subject to indemnification hereunder shall, at the request of any Indemnified Person, be advanced by the Company to or on behalf of such Indemnified Person prior to final resolution of a matter, so long as such Indemnified Person shall have provided the Company with a written undertaking to reimburse the Company for all amounts so advanced if it is ultimately determined that the Indemnified Person is not entitled to indemnification hereunder.

4890-9389-1309, v. 2

(c)   The contract rights to indemnification and to the advancement of expenses conferred in this Section 13.2 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Board or Members or otherwise.

(d)   The Company may maintain insurance, at its expense, to protect itself and any officer, employee or agent of the Company or another Entity against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

(e)   The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 13.2 with respect to the indemnification and advancement of expenses of Members and officers of the Company.

(f)   Notwithstanding the foregoing provisions of this Section 13.2, the Company shall indemnify an Indemnified Person in connection with a claim or proceeding (or part thereof) initiated by such Indemnified Person only if such claim or proceeding (or part thereof) was authorized by the Board; provided, however, that an Indemnified Person shall be entitled to reimbursement of his or her reasonable counsel fees with respect to a proceeding (or part thereof) initiated by such Indemnified Person to enforce his or her right to indemnity or advancement of expenses under the provisions of this Section 13.2 to the extent the Indemnified Person is successful on the merits in such proceeding (or part thereof).

ARTICLE XIV
FISCAL MATTERS

14.1   *Books and Records*.   Full and accurate books and records of the Company (including, without limitation, all information and records required by the Act), showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Company's business and affairs, shall be maintained at the Company's principal place of business or at another location if record and bookkeeping services are contracted to another company. All Equity Owners shall have the right to inspect and copy the books and records of the Company (i) reflecting summary information on the assets, profits and losses of the Company and (ii) reflecting summary information documenting such Equity Owner's own investment in the Company, during regular business hours at the Company's principal place of business, upon provision of notice in writing to the Company by any Equity Owner at least five (5) business days before the date on which such Equity Owner desires to inspect and copy said books and records. Notwithstanding anything else in this Section 14.1 to the contrary, an Equity Owner's inspection rights with respect to the ownership of Units of the Company shall be limited to the right to review and inspect information regarding such Equity Owner's own Unit holdings.

14.2   *Fiscal Year*.   The fiscal year of the Company shall be the calendar year.

14.3   *Tax Status; Elections*. Notwithstanding any provision hereof to the contrary, solely for purposes of the federal income tax laws, each of the Equity Owners hereby recognizes that the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of a U.S. Partnership Return of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Equity Owners.

14.4   *Reports and Statements*. As soon as practicable after the end of each Year, but no later than one hundred twenty (120) days thereafter, the Company shall deliver to the Equity Owners a report containing summary statements of the assets and liabilities of the Company, which may be compiled on a consolidated basis with all Subsidiaries. Further, as promptly as practicable after the close of each Year, and no later than ninety (90) days thereafter, the Company shall supply all other information necessary to enable each Equity Owner to prepare such Equity Owner's federal and state income tax returns, and the Company shall supply such other information as each Equity Owner may reasonably request for the purpose of enabling such Equity Owner to comply with any reporting requirements imposed by any United States or state governmental agency or authority.

14.5   *Accounting Decisions*. All decisions as to accounting matters, except as expressly provided in this Agreement, shall be made by the Board.

14.6   *Bank Accounts*. All funds of the Company shall be deposited in its name at the Company's principal financial institution or other financial institutions approved by the Board.

14.7   *Partnership Representative*. The Board of Managers shall designate a Member to serve as the "partnership representative" of the Company in accordance with Section 6223(a) of the Code (the "*Partnership Representative*"). The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have the sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Except as otherwise provided herein, the Partnership Representative, in his sole discretion, shall have the right on behalf of the Company to make any and all elections that may be made, and to take any and all actions that may be taken by the Partnership Representative or the Company under the partnership audit procedures under the Code or applicable Regulations thereunder, and the Members agree to take such actions as the Partnership Representative may request from time to time in connection with his authority hereunder.

14.8   *Budget Approval*. Prior to the beginning of each Year, the Managers shall jointly discuss and prepare a budget for the upcoming fiscal year including estimated expenditures for operating costs, projects and investments, and present same to the Members for approval. For purposes of this Agreement, a final budget approved by the Board and all Members is an "*Approved Budget*." The officers may conduct on behalf of the Company any activities and

42

expend any amounts included in an Approved Budget of the Company, subject to any restrictions or limitations specifically provided for under this Agreement.

ARTICLE XV
MISCELLANEOUS; GENERAL PROVISIONS

15.1   *Notices*. All notices given pursuant to this Agreement shall be in writing and shall be deemed effective when personally delivered or when placed in the United States mail, registered or certified with return receipt requested, or when sent by email transmission followed by confirmatory response. For purposes of notice, the addresses of the Equity Owners shall be as stated under their names in the records of the Company; provided, however, that each Equity Owner shall have the right to change his or its address to any other location by the giving of thirty (30) days' notice to the Company in the manner set forth above.

15.2   *Attorneys' Fees*. If any litigation is initiated by the Company against any Equity Owner or by any Equity Owner against another Equity Owner or the Company relating to this Agreement or the subject matter hereof, the person prevailing in such litigation shall be entitled to recover, in addition to all damages allowed by law and other relief, all court costs and reasonable attorneys' fees incurred in connection therewith.

15.3   *Successors and Assigns*. This Agreement shall be binding upon and shall inure to the benefit of the Equity Owners, and their respective heirs, legal representatives, Successors and permitted assigns; provided, however, that nothing contained herein shall negate or diminish the restrictions set forth in Articles IX and XI hereof.

15.4   *Construction*. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Equity Owner. The failure by any party to specifically enforce any term or provision hereof or any rights of such party hereunder shall not be construed as the waiver by that party of its rights hereunder. The waiver by any party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any subsequent breach of the same or other provision hereof.

15.5   *Waiver of Partition Right*. Notwithstanding any statute or principle of law to the contrary, each Equity Owner hereby agrees that, during the term of the Company, he or it shall have no right (and hereby waives any right that he or it might otherwise have had) to cause any Company property to be partitioned and/or distributed in kind.

15.6   *Entire Agreement*. This Agreement contains the entire agreement among the Equity Owners relating to the subject matter hereof, and all prior agreements relative hereto which are not contained herein are terminated, provided that the Equity Owners acknowledge and agree that they are also bound by the terms and conditions contained in any joinder to this Agreement.

15.7   *Amendments*. Except as otherwise expressly provided in this Section 15.7, amendments or modifications may be made to this Agreement only by setting forth such amendments or modifications in a document approved by all Members. Any alleged amendment or modification herein which is not so documented shall not be effective as to any Equity Owner.

4890-9389-1309, v. 2

Notwithstanding the foregoing, the Members may, without the consent of any Equity Owner, amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith to reflect:

(a)   a change in the location of the principal place of business of the Company, or a change in the registered office or the registered agent of the Company;

(b)   admission of an Equity Owner into the Company or termination of any Equity Owner's Interest in the Company in accordance with this Agreement or creation of any Interest pursuant to Section 9.8;

(c)   a change (i) that is of an inconsequential nature and does not adversely affect any Equity Owner in any material respect; (ii) that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or contained in any federal or state statute, compliance with any of which the Members deem to be in the best interest of the Company and the Equity Owners; (iii) that is necessary or desirable so that the method of tax allocations will comply with applicable provisions of the Code, the Regulations or rulings of the Internal Revenue Service; or (iv) that is required or contemplated by this Agreement; or

(d)   a change to any provision in this Agreement required by the staff of the Securities and Exchange Commission or other federal agency or by a state securities commissioner or similar official, which change is deemed by such commission, agency or official to be for the benefit or protection of the Equity Owners.

15.8   *Appointment of Attorneys-in-Fact*.   Each Equity Owner hereby makes, constitutes, and appoints each Member, with full power of substitution and resubstitution, such Equity Owner's true and lawful attorney-in-fact for such Equity Owner and in such Equity Owner's name, place and stead and for such Equity Owner's use and benefit to sign, execute, certify, acknowledge, swear to, file, and record (a) this Agreement and all agreements, certificates, instruments, and other documents amending or changing this Agreement as now or hereafter amended which the Board may deem necessary, desirable, or appropriate, including, without limitation, to reflect (i) the valid exercise by any officer of any power granted to it under this Agreement; (ii) any amendments adopted by the Equity Owners in accordance with the terms of this Agreement; (iii) the valid admission of any additional Equity Owners to the Company; or (iv) the valid disposition by any Equity Owner of such Equity Owner's Interest in the Company; and (b) any certificates, instruments, or documents as may be required by, or may be appropriate under, the laws of the State of Delaware; provided that the attorneys-in-fact shall have no authority to take any action pursuant to this Section 15.8 that is not in compliance with the terms of this Agreement and the rights of Equity Owners hereunder. The power of attorney granted pursuant to this Section 15.8:

(a)   is a special power of attorney coupled with an interest and is irrevocable;

(b)   may be exercised by any such attorney-in-fact by listing the Equity Owners executing any agreement, certificate, instrument, or other document with the

44

single signature of any such attorney-in-fact acting as attorney-in-fact for such Equity Owners; and

      (c)   shall survive the death, disability, legal incapacity, Bankruptcy, insolvency, dissolution, or cessation of existence of an Equity Owner and shall survive the delivery of an assignment by an Equity Owner of the whole or a portion of its Interest, except that where the assignment is of an Equity Owner's entire Interest and the assignee, with the consent of the Members, is admitted as an Equity Owner, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution.

15.9   *Severability*. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, but the extent of such invalidity or unenforceability does not destroy the basis of the bargain among the Equity Owners as expressed herein, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

15.10   *Exhibits*. Each Exhibit to this Agreement is incorporated herein for all purposes.

15.11   *Additional Documents*. Each Equity Owner, upon the request of the Board, agrees to perform all further acts and execute, acknowledge and deliver any documents that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

15.12   *Section Headings*. The section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any section.

15.13   *Counterparts*. This Agreement may be executed in counterparts, each of which shall be an original but all of which shall constitute but one document.

15.14   *Governing Law; Forum*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof. Any action by one or more Equity Owners against the Company or by the Company against one or more Equity Owners which arises under or in any way relates to this Agreement, actions taken or failed to be taken or determinations made or failed to be made by the Equity Owners or relating to the Company, including, without limitation, transactions permitted hereunder or otherwise related in any way to the Company, may be brought only in the state courts of the State of Tennessee, Shelby County, Tennessee, or in the United States District Court for the Western District of Tennessee in Memphis, Tennessee. Each Equity Owner hereby consents to the jurisdiction of such courts to decide any and all actions and to such venue. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. ANY

OF THEM MAY FILE A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES TO SUCH EFFECT. ANY ACTION WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

15.15 *Confidentiality*. Each Equity Owner agrees to (i) keep matters pertaining to the Company and its business and investments confidential, and to refrain from disclosing them to any third party except as directed by the Board, and (ii) refrain from disparaging the Company and its business, and each Equity Owner hereby acknowledges that the failure to abide by this covenant, keep such matters confidential and/or refrain from disparagement will be damaging to the Company and to its owners. Each Equity Owner agrees that this provision may be specifically enforced by the Company.

15.16 *Expenses*. Except as otherwise expressly set forth herein or as determined by the Board, each Equity Owner and the Company shall be responsible for its costs and expenses in connection with the transactions contemplated hereby.

15.17 *Specific Performance*. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent any breach or threatened breach of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement to post a bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.

15.18 *Legal Counsel*. Legal counsel for a Member, a Manager or one of their respective Affiliates may represent the Company in connection with legal work or issues arising in connection with the Company, including with respect to a financing transaction. Each Member recognizes and acknowledges that any such counsel will be acting as legal counsel for the Company with respect to each such matter and shall not be acting as the legal counsel of any individual Member or Manager. Each Member further recognizes and accepts that its interest with respect to any such matter may be adverse to the interests of the other Members and of the Company. Each Member nevertheless consents to the representation of the Company by such counsel with respect to each such matter and waives for the benefit of each other Member and of such counsel any potential or actual conflict of interest between or among such Members and between any such Members and the Company. Each Member acknowledges that in the event of any future dispute or litigation between or among the Members and/or between any of the Members and the Manager or the Company, such counsel may continue to represent its Member or Manager client, notwithstanding any such dispute and its prior representation of the Company.

15.19 *Advice from Independent Legal Counsel; Voluntary Agreement*. The Members represent and warrant that (a) each of them has had the opportunity to consult with legal and tax counsel of its choice, regarding this Agreement, (b) each of them is fully aware of the meaning and the tax and other consequences of the provisions contained herein, (c) except as set forth

46

herein, each of them has not relied in any way on any representation or other statement made by any other Member or its legal or tax counsel or by any other Person and (d) each of them has entered into this Agreement voluntarily and without coercion or duress of any kind.

15.20 ***Counterparts; Facsimile and Electronic Signatures***. This Agreement and any modification or amendment hereof may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when one or more counterparts hereof or thereof have been signed by each party hereto or thereto. Delivery of an executed counterpart signature page of this Agreement or any modification or amendment hereof by facsimile or transmitted electronically in a TIFF, PDF, or other electronic format sent by electronic mail shall be effective as delivery of a manually executed counterpart hereof or thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, each if the undersigned Members has signed this Agreement, or has caused this Agreement to be signed on its behalf and in its name, by its duly authorized representative, in each case, effective as of the Effective Date.

Members:

DocuSigned by:

9E3FF4538B5C42C...

Scott Kern

David K. Selberg and Robin L. Selberg Trust

DocuSigned by:

By: David Selberg

75C6577D00F641C...

David K. Selberg, Co-Trustee

Signed by:

By:

E7EC950941EA460...

Robin L. Selberg, Co-Trustee

AMY AND JOSHUA POAG TRUST

Signed by:

By: Joshua D. Poag

EE29E5F86E3D42E...

Joshua D. Poag, Trustee

48

<u>**EXHIBIT A**</u>

MEMBERS OF KPS BELLEVUE MONTGOMERY, LLC

Effective as of November 11, 2024

Members	No. of Units
Scott Kern	500
David K. Selberg and Robin L. Selberg Trust	100
Amy and Joshua Poag Trust	400
Total:	1,000

EXHIBIT B

PROPERTY DESCRIPTION

Lots 1, 2, 3, and 4 of the Montgomery Subdivision, as shown on plat of record in Plat Book 4, page 5 in the Register's Office of Shelby County, Tennessee and being more particularly described in Instrument No. 23063785 in said Register's Office.

SCHEDULE A

OFFICERS

Name	Title
Scott Kern	Chief Executive Officer
Joshua D. Poag	Secretary
David K. Selberg	Chief Financial Officer

EXHIBIT G: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class A Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus
  - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class A Share. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class A Share). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class A Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Class A Share) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement.

In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Class A Shares

In general, the sale of Class A Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Class A Share, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers an Class A Share at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of an Class A Share will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class A Share. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class A Share against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of an Class A Share by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class A Share. The deceased Investor's transferee will get a basis in the Class A Share equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class A Share. Any such gain generally will be considered as gain from the sale of the Class A Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of an Class A Share or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of an Class A Share. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: FINANCIAL STATEMENTS

Bellevue Montgomery, LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to September 30, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals
_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bellevue Montgomery, LLC. Management

We have reviewed the accompanying financial statements of Bellevue Montgomery, LLC (the Company) which comprise the statement of financial position as of inception to September 30, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA ,CISA ,CIA ,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 22, 2024

BELLEVUE MONTGOMERY, LLC
STATEMENT OF FINANCIAL POSITION

	Inception - September 30, 2024
ASSETS	
Non-Current Assets:	
Pre-Development Costs	10,024
Land	8,500
Total Non-Current Assets	18,524
TOTAL ASSETS	18,524
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	10,428
Total Current Liabilities	10,428
TOTAL LIABILITIES	10,428
EQUITY	
Contributions- Class A	-
Contributions Class- B	13,032
Retained Earnings	(4,936)
TOTAL EQUITY	8,096
TOTAL LIABILITIES AND EQUITY	18,524

See Accompanying Notes to these Unaudited Financial Statements

BELLEVUE MONTGOMERY, LLC
STATEMENT OF OPERATIONS

	Inception- September 30, 2024
Operating Expenses	
General and Administrative	-
Total Operating Expenses	-
Total Loss from Operations	-
Net Income (Loss)	-

See Accompanying Notes to these Unaudited Financial Statements

BELLEVUE MONTGOMERY, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Inception	-	-	-	-
Contribution	-	13,032	-	13,032
Net income (loss)	-	-	(4,936)	(4,936)
Ending balance at 9/30/24	-	13,032	(4,936)	8,096

See Accompanying Notes to these Unaudited Financial Statements

BELLEVUE MONTGOMERY, LLC
STATEMENT OF CASH FLOWS

	Inception - September 30, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(4,936)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	10,428
Other Current Assets	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,428
Net Cash provided by (used in) Operating Activities	5,492
INVESTING ACTIVITIES	-
Pre-Development Costs	(10,024)
Land	(8,500)
Net Cash provided by (used in) Investing Activities	(18,524)
FINANCING ACTIVITIES	
Member Contributions- Class B	13,032
Net Cash provided by (used in) Financing Activities	13,032
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bellevue Montgomery, LLC ("the Company") was formed in Delaware on July 5, 2024 The Company exists to acquire, own, develop, manage, lease and ultimately sell a multifamily project in Midtown, Memphis, Tennessee.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2024.

Cash and Cash Equivalents

The Company is still in its early stages and has not yet established a bank account. The Company had nil in cash as of September 30, 2024.

Land

The Company's land consists of $8,500 in option deposits to acquire land.

Pre-Development Costs

Pre-development costs consist of costs incurred by the Company to prepare the land for development.

General and Administrative

General and administrative expenses consist of formation and organizational costs.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt or obligations.

NOTE 6 – EQUITY

The Company's initial capital structure consists of two (2) classes of Shares, with one class designated as "Class A Shares" and one class designated as "Class B Shares." The Company is authorized to issue and sell up to Six Hundred and Seventy (670) Class A Shares for $1,000 per Class A Share to investors in a Reg CF offering. The Class B Shares are intended to constitute a profits interest and are issuable only to the Class B Member in exchange for serving as the Manager. As of September 30, 2024 only Class B Shares are issued and outstanding, all of which are held by the Class B Member.

Contributions of Members
Each person desiring to acquire Class A Shares shall be required to make an initial capital contribution to the Company (each, a "Capital Contribution").

The Class B Member shall not be required to make any Capital Contribution to the Company in respect of its Class B Shares.

No Member shall be liable to any other Member for the return of his, her, or its Capital Contributions.

Preferred Return
With respect to each Class A Member (including the Manager in its capacity as a Class A Member), a cumulative, non-compounded return of 8% per year on such the balance of Class A Member's Unreturned Investment, measured from the date the Class A Member's Capital Contribution was released from escrow and transferred to the Company's account. The Preferred Return shall be calculated on the basis of a year of 365 or 366 days, as applicable, for the actual number of days occurring in the period for which the Preferred Return is being determined, and shall be cumulative but not compounded, in that accumulated amounts from prior periods shall not be used in calculations for the following periods (unpaid Preferred Returns for any year shall not be deemed an additional Capital Contribution by a Member for purposes of calculating the Preferred Return for such year).

Distributions of Cash Flow
Distributions of Operating Cash Flow will made to the Members and the Manager in the following order and priority:

First, one hundred percent (100%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with their Class A Shares until each such Member has received his, her, or its Preferred Return accrued through the date of distribution;
Second, one hundred percent (100%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with the balances of their Unreturned Investment, until each such Member's Unreturned Investment has been reduced to zero;
Third, until each Class A Member (including the Manager in its capacity as a Class A Member) has received an IRR of twelve percent (12%) on such Member's Capital Contributions, (i) eighty percent (80%) to the Class A Members (including the Manager in its capacity as a Class A

Member), pro rata in accordance with their respective Class A Shares, and (ii) twenty percent (20%) to the Manager in its capacity as the Class B Member; and

Thereafter, (i) seventy percent (70%) to the Class A Members (including the Manager in its capacity as a Class A Member), pro rata in accordance with their respective Class A Shares, and (ii) thirty percent (30%) to the Manager in its capacity as the Class B Member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT I: BACKGROUND CHECKS

badactorreport

1. **Name of entity:** Bellevue Montgomery, LLC

2. **Date:** August 29, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Bellevue Montgomery, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

    Details: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

    Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

    Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

    Details: No information indicating a SEC stop order was found.

USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

    Details: No information indicating a USPO order was found.

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.

    Details: No derogatory other information was found.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. **Name of entity:** KPS Bellevue Montgomery, LLC

2. **Date:** August 29, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that KPS Bellevue Montgomery, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

    Details: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

    Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

    Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

    Details: No information indicating a SEC stop order was found.

USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

    Details: No information indicating a USPO order was found.

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.

    Details: No derogatory other information was found.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

badactor**report**

1. **Name of covered person:** Scott Aaron Kern

2. **Date:** August 29, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Scott Aaron Kern is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. **Name of covered person:** Josh Duncan Poag

2. **Date:** August 29, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that Josh Duncan Poag is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

badactorreport™

1. **Name of covered person:** David Kyle Selberg

2. **Date:** August 29, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration or require disclosure.

Summary: Our investigation revealed that David Kyle Selberg is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as covered   and is not responsible for establishing whether any given individual is a covered   The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

EXHIBIT J: TESTING THE WATERS MATERIAL

Bellevue Montgomery

GAUGING INTEREST

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

$0 in interest

OPEN TO EVERYONE
Reg CF
NSSC Funding Portal, LLC

0 potential investors

I'm Interested!

OFFERING HIGHLIGHTS

- Missing Middle Housing
- 23 cottages, duplexes + 4-plexes
- Rents at 80% AMI
- Phase I of a 67-unit project

DOCUMENTS

Business Plan

A pocket neighborhood adjacent to Memphis Medical District.

IMPACT HIGHLIGHTS

- **Missing Middle housing.** 23 townhomes, duplex + 4-plex units
- **Affordable.** Rents planned at 80% AMI
- **Additional phases.** For a total of 67 units
- **Underway.** Purchase + sale agreement executed
- **Cost.** $3.6M total project cost
- **Completion.** Q1 2026 anticipated completion for Phase 1

THE BUSINESS PLAN

Bellevue Montgomery
Investment summary for proposed pocket neighborhood in Crosstown

CHANGE INDEX

SMALL CHANGE INDEX™

PEOPLE		PROJECT		PLACE	
Minority-owned		Affordable housing	✓	In an urban metro area	✓
Woman-owned		Infill	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	✓
Diverse construction team	✓	Reduced parking	✓	Walkable + bikeable	✓
Community benefits agreement		Minimal site impact		Access to public transit	
Community equity participation	✓	Energy Star compliant	✓	Close to park or public space	✓
Community ownership model		Alternative energy sources		Fresh food easily accessible	✓

EXECUTIVE SUMMARY

Bellevue Montgomery is a multifamily project planned for an infill site at 272 N Bellevue in Midtown Memphis, Tennessee, adjacent to the Memphis Medical District. But, even at the convergence of Downtown, Crosstown, and Midtown, the area does not have sufficient housing to fill the need. The Company intends to address this gap in the Medical District with much-needed "Missing Middle" housing.

The Company is raising funds for the first phase of a three-phase project that will ultimately yield approximately 67 cottages, duplexes, and 4-plexes for rent. A mix of 23 units is planned for this first phase, with 11 more in Phase 2 and a final 33 units in Phase 3. Rents are planned at or below 80% Area Median Income (AMI) rates for the area.

Show Less

CONCEPTUAL RENDERINGS

ABOUT THE DEVELOPER

Soctt Kern is the founder and President of KPS Development Partners, the developer of this pocket neighborhood. Scott started his career working as development intern for LendLease/ERE Yarmouth on the 1997 redevelopment of FashionValley Mall in San Diego, CA. Since then, he has spent the last 23 years working in the retail and mixed-use development industry; most recently as the Sr. Vice President of Development and COO of Poag Shopping Center. In 2019, Mr. Kern launched KRN Development, LLC, a full-service commercial real estate development company. In 2022, KPS Development Partners was launched as a new joint venture between Scott and partners Josh Poag, and David Selberg.

Mr. Kern earned a Bachelor of Arts in Environmental Design from San Diego State University. He is a member of the International Council of Shopping Centers and the Urban Land Institute. Additionally, he has served on the board of Baja Bound Ministries since 2018. Baja Bound is a non- profit organization that builds homes for the working poor in Baja, California.

LOGIN TO ASK A QUESTION.

MORE WAYS TO CHANGE

CIRCULAR

Circular Economy CRE
Catskills, Hudson Valley + Manhattan, NY

Three sustainable projects entwined in a circular economy.

$2,500 raised

- **$2,500** minimum investment
- ALL INVESTORS WELCOME
- Three projects entwined
- Focused on sustainability

NSSC Funding Portal (Reg CF)

22 Drydock
Boston, MA

A ground-up, energy-forward life sciences building in Boston's Seaport.

$3,279,000 raised

- **$50,000** minimum investment
- ACCREDITED INVESTORS ONLY
- 17.76% IRR anticipated
- Institutional sponser, Related Beal

NSSC Crowd (506(c))

El Centro Home
Philadelphia, PA

From vacant warehouse to workforce training.

$250,000 raised

- **$10,000** minimum investment
- ACCREDITED INVESTORS ONLY
- Mission-driven & experienced team
- Construction underway!

NSSC Crowd (506(c))

VIEW ALL PROJECTS

Follow the change.

First Name | Last Name | Email Address

SIGN UP

SmallChange.co



Testing the waters!



Distinctive modern residences. In Atlanta.

Up to 14 luxury townhouses planned near the Atlanta Beltline, in the city's Reynoldstown neighborhood. These four story houses are designed for a 'staycation lifestyle,' with 4 bedrooms, 4.5 baths, an elevator and a rooftop terrace, plus other amenities.

I'm interested!

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.



A pocket neighborhood. In Memphis.

Bellevue Montgomery is adjacent to the Memphis Medical District. There are three phases planned in this multifamily, infill project in Midtown Memphis, to include approximately 67 cottages, duplexes, and 4-plexes. Rents are targeted at or below 80% Area Median Income (AMI) rates for the area.

I'm interested!

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

What makes Small Change different?



MOBILITY

We like projects that are walkable, bike-able and close to transit.



COMMUNITY

We like projects that make places complete, with room for everyone to live, work and recreate.



ECONOMIC VITALITY

We like projects that catalyze local economies and keep dollars close to home.

More open offerings.



22 Drydock



El Centro



Circular Economy CRE



The AUX Evanston

Some funded projects.











SmallChange.co

Building community.



This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

A pocket neighborhood. In Memphis.

Bellevue Montgomery is adjacent to the Memphis Medical District. There are three phases planned in this multifamily, infill project in Midtown Memphis, to include approximately 67 cottages, duplexes, and 4-plexes. Rents are targeted at or below 80% Area Median Income (AMI) rates for the area.

I'm interested!



the
AUX

100% community owned.

Imagine a commercial hub dedicated to racial equity and wellness, filled with Black businesses.

Everyone (18+) can invest a little.

MAKE SOME CHANGE!



Ground-up, energy-forward, pre-leased.

22 Drydock. 50% minority and women-owned. Slated to become Boston's first LEED Platinum and zero net carbon life science building. And the life-sciences space is 100% pre-leased.

Open to accredited investors only.

MAKE SOME CHANGE!

What makes Small Change different?



MOBILITY

We like projects that are walkable, bike-able and close to transit.

COMMUNITY

We like projects that make places complete, with room for everyone to live, work and recreate.

ECONOMIC VITALITY

We like projects that catalyze local economies and keep dollars close to home.

More open offerings.



El Centro Home

Circular Economy CRE

Some funded projects.



Gauging interest.



Swank Atlanta

COMING SOON ....



This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.



Bellevue Montgomery

Investment summary for proposed pocket neighborhood in Crosstown

There's an opportunity in the heart of Memphis.

The **Memphis Medical District** is home to **tens of thousands** of professionals, students, and residents.

But, even at the convergence of Downtown, Crosstown, and Midtown, the area is still **underserved**.


DOWNTOWN
CROSSTOWN
MIDTOWN
MEDICAL DISTRICT
St. Jude Children's Research Hospital
Beale Street
FedExForum
Foote Homes
Annesdale Park
Methodist Central Hospital
Rosemary Lane
Poplar Ave
Madison Ave
Union Ave
Adams Ave
Court Ave
Jackson Ave
North Pkwy
Vollintine Ave
Overton Park Ave
Lamar Ave
E E H Crump Blvd
Burkle Estate
Chelsea Ave

The location.

Bellevue Montgomery is located within the Crosstown Neighborhood which is anchored by Crosstown Concourse, a "vertical village of restaurants, live music, living space and more" in Midtown Memphis. The project is within 1.50 miles of **every major stakeholder** in the Memphis Medical District:

- St. Jude Children's Research Hospital
- Baptist College of Health and Sciences
- Memphis Bioworks Foundation
- Methodist/LeBonheur
- Regional One Health
- Southern College of Optometry
- Southwest Tennessee Community College
- University of Tennessee Health Science Center


ST. JUDE
ALSAC
Bellevue
Montgomery
DOWNTOWN
UTHSC
SWTCC
SOUTHERN COLLEGE
OF OPTOMETRY
ENCOMPASS HEALTH
BAPTIST
BIOWORKS
METHODIST
LE BONHEUR
HEALTHCARE

Within a mile of the project, LeBonheur Children's Hospital recently added over 128,000-SF of office space as part of a $95 Million Investment in their operations. The Southern College of Optometry enrolls 500 students annually.

The Medical District is ready.

The District supports:

30,000+ jobs

8,000+ students

10,000+ residents

Source: Memphis Medical District Collaborative [2]

A potential market for rentals:

4,369 households with income ≤ 80% of AMI

5,373 households with income > 100% of AMI

1,364

Households that can support annual rental rates between $1,000 to $1,500 per month.

Projected absorption rate:

~235 rental units per month (Memphis Metro)

Household market for new market-rate rentals:

Younger singles and couples: **78%**

Empty nesters and retirees: **15%**

"The Memphis Medical District location, good economic base, and diversified economy leave the area well positioned for economic growth. As of recently, inventory has been low, creating a larger demand for multifamily and increased rent growth." – MMD Housing Study

Source: Hodges & Pratt Co. [1]

Reimagining multifamily in Crosstown.

23
townhomes, duplex, and 4-plex units with a mix of 1BR (19) and 2BR (4)

3
potential phases totaling 67 units

25
secured on-site parking spaces

Our Plan: a new housing alternative for the Medical District.



*All drawings are conceptual renderings and the Developer expressly reserves the right to make modifications

Our Plan: Contextual housing for Crosstown.



Unit 2D



Unit 1AA



Unit 1B



Unit 2CC

Our Plan: Contextual housing for Crosstown.



WAXWING AZALEA B2B AZALEA 4-PACK AZALEA 4-PACK WAXWING 2-PACK CHICKADEE

Montgomery Street Elevation



Our Plan: Contextual housing for Crosstown.

Aerial View – Bellevue Montgomery



Our Plan: Contextual housing for Crosstown.

Courtyard View – Bellevue Montgomery

The story so far.



A 2.53-acre parcel within Crosstown Neighborhood of the Medical District.

Here's the current agreement:

Bellevue Montgomery, LLC (Developer) executed the Purchase & Sale Agreement with the property owner on July 26, 2024.

- Developer to acquire the property for $200,000 ($81,893/acre).

- Due Diligence period of 60 days (expires September 24, 2024), with a 30-day extension option (until October 24, 2024).
- Closing can be extended until March 2025 for $1,000 a month.

- The City confirmed that the proposed project can be approved as by-right development.

We're filling a gap in the landscape –
Community Focused Design

Bellevue Montgomery is designed as a 'Pocket Neighborhood' focused on connectivity both geographically and socially. It physically bridges a gap in the streetscape by linking the surrounding neighborhoods and fosters social connections through a shared community space and with front porches that encourage residents to interact.



Detached Single-Family Houses

Duplex: Side-By-Side + Stacked

Fourplex: Stacked

Courtyard Building

Cottage Court

Townhouse

Multiplex: Medium

Triplex: Stacked

Live-Work

Mid-Rise

Missing Middle Housing

We're filling a gap in the landscape –
Missing Middle Housing

Bellevue Montgomery will be a 'Missing Middle Housing' development project initially focused on attainable rental rates at 80%AMI (area median income).



1-Bedroom Comps

	Yr. Built	Unit SF	Monthly Rent	Rent PSF
Comp Median	*1993*	*732*	*$1,436*	*$1.96*
Bellevue Montgomery	**2025**	**629**	**$1,232**	**$1.38**
Novogradoc 80% AMI			$1,279	

2-Bedroom Comps

	Yr. Built	Unit SF	Monthly Rent	Rent PSF
Comp Median	*1990*	*1063*	*$1,928*	*$1.81*
Bellevue Montgomery	**2025**	**1088**	**$1,500**	**$1.96**
Novogradoc 80% AMI			$1,534	

"Demand in the area is recently increasing due to population/household and job growth and income levels. Based on rent growth and occupancy rates of new quality affordable (*attainable*) housing, there appears to be pent-up demand present."

"New supply has been added in recent years but is insufficient to meet demand."

Source: Hodges & Pratt Co.[1]

We're filling a gap in the landscape –
How Our Rents Compare

North Pkwy
Overton Park Ave
Poplar Ave
Madison Ave
Peabody Ave
Central Ave
Union Ave
Monroe Ave
Washington Ave
Vance Ave
E Carolina Ave
E.E.H. Crump Blvd
N Bellevue Blvd
S Bellevue Blvd
Cooper St
1
2
3
4
5
6
7
8
9

1-Bedroom Comps					
Property Name	**# units**	**Yr. Built**	**Unit SF**	**Monthly Rent**	**Rent PSF**
1 The Citizen	121	2019	699	$1,808	$2.59
2 Parcels at Concourse	57	2016	926	$2,126	$2.30
3 Fielder Square	164	2001	781	$1,483	$1.90
4 Melrose Midtown	53	1959	877	$1,474	$1.68
5 Madison Midtown	151	2021	674	$1,314	$1.95
6 Kimbrough Tower	46	1939	723	$913	$1.26
7 The Venue / The Bonsai	108	1959	615	$1,200	$1.95
8 Bristol on Union	142	2004	742	$1,507	$2.03
9 Flats at Cooper Young	25	2019	550	$1,099	$2.00
Comp Median	***96***	***1993***	***732***	***$1,436***	***$1.96***
Bellevue Montgomery	19	2025	629	$1,232	$1.38
Novogradoc 80% AMI				$1,279	

**Average monthly rents updated August 2024. Data collected from apartments.com*

2-Bedroom Comps					
Property Name	**# units**	**Yr. Built**	**Unit SF**	**Monthly Rent**	**Rent PSF**
1 The Citizen	29	2019	1,114	$2,119	$1.90
2 Parcels at Concourse	180	2016	1,143	$2,431	$2.13
3 Fielder Square	124	2001	957	$1,880	$1.96
4 Melrose Midtown	33	1959	1,205	$1,709	$1.42
5 Madison Midtown	43	2021	1,121	$2,120	$1.89
6 Kimbrough Tower	32	1939	955	$1,575	$1.65
7 The Venue / The Bonsai	21	1959	836	$1,675	$2.00
8 Bristol on Union	70	2004	1,176	$1,912	$1.63
Comp Median	***67***	***1990***	***1063***	***$1,928***	***$1.81***
Bellevue Montgomery	4	2025	1088	$1,500	$1.96
Novogradoc 80% AMI				$1,534	

**Average monthly rents updated August 2024. Data collected from apartments.com*

Phase 1 - the project by the numbers.

Sources:

Sponsor Equity	$66,613
SC Crowdfunding	$602,759
Grants	$55,000
Construction Loan	$2,897,491
Total Project Sources	$3,621,863

Uses:

Hard Costs	$2,641,529
Hard Cost Contingency	$264,153
Soft Costs	$218,860
Land Acquisition	$210,000
Developer Fee	181,093
Financing Costs	$106,228
Estimated Total Project Uses	$3,621,863

How this might work for you.

	2025 Year 0	2026 Year 1	2027 Year 2	2028 Year 3	2029 Year 4	2030 Year 5	TOTAL
Cash Inflows							
Investor Capital	669,372	-	-	-	-	-	
Grants	55,000	-	-	-	-	-	
Bank Loan	2,897,491	-	-	-	-	-	
Rent	-	352,505	359,543	366,581	373,620	380,658	
Refinance & Sales Proceeds	-	-	-	38,641	-	1,432,813	
Total Inflows	**3,621,863**	**352,505**	**359,543**	**405,222**	**373,620**	**1,813,471**	
Cash Outflows							
Acquisition	(210,000)	-	-	-	-	-	
Hard Costs	(2,641,529)	-	-	-	-	-	
Soft Costs	(218,860)	-	-	-	-	-	
Development Fees	(181,093)	-	-	-	-	-	
Financing Costs	(106,228)	-	-	-	-	-	
Contingency	(264,153)	-	-	-	-	-	
Operating Expenses	-	(86,445)	(87,892)	(89,339)	(90,786)	(92,233)	
Reserves	-	(3,450)	(3,450)	(3,450)	(3,450)	(3,450)	
Debt Service	-	(224,556)	(224,556)	(221,806)	(221,256)	(221,256)	
Total Outflows	**(3,621,863)**	**(314,451)**	**(315,898)**	**(314,595)**	**(315,492)**	**(316,939)**	
Net Cash Flow	**-**	**38,054**	**43,645**	**90,627**	**58,127**	**1,496,532**	**1,726,984**
To Investors	(602,435)	34,248	39,280	81,564	52,314	1,172,381	1,379,788
To Sponsor	(66,937)	3,805	4,364	9,063	5,813	324,151	347,196
To $5,000 Investor	(5,000)	284	326	677	434	9,730	11,452
As Percent of Investment	229.04%						

*Preferred return of 8% paid out of free cash flow to all investors on a pro rata basis. Second, any excess cash flow reduces investor's capital account.

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on the Risks of Investing exhibit. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

The timeline is underway.

—



Execute Purchase and Sales Agreement
Jul 2024

Jul 2024- Sept 2024
Due Diligence Period

Closing*
Oct 2024

Aug 2024- Dec 2024
Project Design

Commence Construction
Jan 2025

Oct 2025
Delivery of 1st Units

Phase 1 Project Completion
Q1 2026

*Per the PSA, closing can be extended until March 2025 if needed.

The experienced team for the job.



Scott Kern

KPS Development Partners

skern@krndev.com

Scott Kern started his career working as development intern for LendLease/ERE Yarmouth on the 1997 redevelopment of Fashion Valley Mall in San Diego, CA. Since then, he has spent the last 23 years working in the retail and mixed-use development industry; most recently as the Sr. Vice President of Development and COO of Poag Shopping Center. In 2019, Mr. Kern launched KRN Development, LLC, a full-service commercial real estate development company. In 2022, KPS Development Partners was launched as a new joint venture between Scott Kern, Josh Poag, and David Selberg.

Mr. Kern earned a Bachelor of Arts in Environmental Design from San Diego State University.

He is a member of the International Council of Shopping Centers and the Urban Land Institute. Additionally, he has served on the board of Baja Bound Ministries since 2018. Baja Bound is a non-profit organization that builds homes for the working poor in Baja California.

Footnotes

[1]*Housing Study* – Memphis Medical District, Memphis, TN, October 7, 2022, prepared by Hodges & Pratt Co. – Real Estate Appraisers & Consultants, https://cdn.prod.website-files.com/63c83efff42d39d8de843f7d/65e899be61afeaba9497477a_6526dab670e223bd86e7625c_FINAL_MMDC%20-%20Market%20Study-72dpi.pdf

[2]*Discover the District: The Memphis Medical District,* https://cdn.prod.website-files.com/63c83efff42d39d8de843f7d/65e896e7759cca2c93867ab5_64ba96efa6e0ed80040a6a37_MMDC-BizRec_03.2023_WEB.pdf







FIRST FLOOR
1' 6"

GRADE
0' 0"

SIDEWALK
-5' 0"

6' TALL WROUGHT IRON
FENCE W/ PAINTED STEEL
POSTS AND GATES, TYPICAL

WAXWING   AZALEA B2B   AZALEA 4-PACK   AZALEA 4-PACK   WAXWING 2-PACK   CHICKADEE

1 MONTGOMERY ST ELEVATION
SD-3.1 1/16" = 1'-0"

KRONBERG
URBANISTS
ARCHITECTS

272 N BELLEVUE BLVD
272 N BELLEVUE BLVD
MEMPHIS, TN

1/16" = 1'-0"



0'   8'   16'   32'   48'





PAINTED FIBER CEMENT HARDIE SMOOTH PANEL VERTICAL SIDING W/ FIBER CEMENT HARDIE SMOOTH BATTEN BOARDS @ 12" O.C.
12"
13"
12"
13"
EQ
EQ
ASPHALT SHINGLE ROOF, TYP
2' - 2"
24' - 11"
AVG HEIGHT
9' - 7"
FIRST FLOOR
1' 6"
GRADE
0' 0"
SIDEWALK
-5' 0"
11' - 0"
16' - 0"
WAXWING
ASPHALT SHINGLE ROOF, TYPICAL
12"
10"
12"
10"
EQ
EQ
PAINTED HORIZONTAL FIBER CEMENT HARDIE SMOOTH PLANK LAP SIDING W/ 6" EXPOSURE
2' - 6"
10' - 1"
24' - 0"
AVG HEIGHT
17' - 0"
20' - 0"
AZALEA B2B
ASPHALT SHINGLE ROOF, TYPICAL
12"
9"
12"
9"
PAINTED HORIZONTAL FIBER CEMENT HARDIE SMOOTH PLANK LAP SIDING W/ 6" EXPOSURE
EQ
EQ
3' - 2 1/4"
9' - 6"
23' - 11"
AVG HEIGHT
FIRST FLOOR
1' 6"
GRADE
0' 0"
SIDEWALK
-5' 0"
30' - 5"
32' - 0"
AZALEA 4-PACK





KRONBERG URBANISTS ARCHITECTS

272 N BELLEVUE BLVD

272 N BELLEVUE BLVD
MEMPHIS, TN

1/8" = 1'-0"

0' 4' 8' 16' 24'





ASPHALT SHINGLE ROOF, TYPICAL

PAINTED FIBER CEMENT HARDIE SMOOTH PANEL VERTICAL SIDING W/ FIBER CEMENT HARDIE SMOOTH BATTEN BOARDS @ 12" O.C.

PAINTED HORIZONTAL FIBER CEMENT HARDIE SMOOTH PLANK LAP SIDING W/ 6" EXPOSURE

PAINTED HORIZONTAL FIBER CEMENT HARDIE SMOOTH PLANK LAP SIDING W/ 6" EXPOSURE

ASPHALT SHINGLE ROOF, TYPICAL

12"
8"
12"
8"
EQ
EQ
26' - 10" AVG HEIGHT

12"
8"
12"
8"
EQ
EQ
24' - 1" AVG HEIGHT

2' - 9"
10' - 0"
2' - 9"
9' - 11"

FIRST FLOOR
1' 6"

GRADE
0' 0"

SIDEWALK
-5' 0"

12' - 0"   12' - 0"
32' - 0"

14' - 0"
16' - 0"

WAXWING 2-PACK

CHICKADEE



KRONBERG
URBANISTS
ARCHITECTS



272 N BELLEVUE BLVD

272 N BELLEVUE BLVD
MEMPHIS, TN

1/8" = 1'-0"

0'   4'   8'   16'   24'





30' - 0" FRONT SETBACK
10' - 0" SIDEYARD SETBACK
20' - 0" ALLEY
POTENTIAL GATE LOCATION
30' - 0" FRONT SETBACK
MAIL KIOSK
29 SPACES
25 SPACES
N BELLEVUE BLVD
N MONTGOMERY ST
7 SPACES
Phase 3
Phase 2
Phase 1
2D
4-P
2DD
1A
1C
1AA
2BB
1AA + 1AA
2B
APPROXIMATE TREE LOCATION & SIZE, TYP. TO BE VERIFIED VIA SURVEY
APPROXIMATELY 7 EXISTING ON-STREET PARKING TO REMAIN
OPTIONAL ADDITIONAL WAXWING 2-BED COTTAGE
4' FENCE WITH GATE ACCESS
APPROXIMATE GAS UTILITIES LOCATION
LARKIN AVE
GRILL PAVILLIONS
FIRE PITS
BIKE STORAGE
POTENTIAL DOG RUN
10' - 0" SIDEYARD SETBACK

SITE PLANNING BUILDING BREAKDOWN						
TYPE MARK	SIZE	BLDG AREA	BLDG COUNT	UNIT COUNT	AREA/ UNIT	PHASE
1A	1B/1B	640 SF	3	3	640 SF	PHASE 2
1AA	1B/1B	1280 SF	5	10	640 SF	PHASE 1
1AA + 1AA	1B/1B	2560 SF	2	8	640 SF	PHASE 1
1C	1B/1B	448 SF	3	3	448 SF	PHASE 1/2
2B	2B/2.5B	1152 SF	1	1	1152 SF	PHASE 1
2BB	2B/2.5B	2304 SF	1	2	1152 SF	PHASE 1
2D	2B/1.5B	896 SF	2	2	896 SF	PHASE 1/3
2DD	2B/1.5B	1792 SF	3	6	896 SF	PHASE 2
4-P	1B/1B	1456 SF	8	32	364 SF	PHASE 3
TOTAL:			28	67		

TOTAL PARKING: 68 SPACES
SHARED: 54 SPACES
ON-STREET: 14 SPACES

ARCHITECTURAL SITE PLAN
SD-1.0
07/09/24

272 N BELLEVUE BLVD

272 N BELLEVUE BLVD
MEMPHIS, TN



1 SD-1.0 SITE PLAN
1" = 60'-0"

1" = 60'-0"
0' 30' 60' 120' 180'



KRONBERG URBANISTS ARCHITECTS



Kindle Figliola <kfigliola@krndev.com>

Bellevue Montgomery - Small Change Link

Kindle Figliola <kfigliola@krndev.com>   Mon, Sep 9, 2024 at 3:15 PM
To: Coleman Contractors & Design <admin@ccdmemphis.info>
Cc: Scott Kern <skern@krndev.com>

Demetrius -

We are "Testing the Waters" to gauge interest in the project through Small Change. Check out our page if you get a chance.

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

--

Kindle Figliola

Project Manager

1770 Kirby Parkway

Suite 215

Memphis, TN 38138

M. (904) 316-9290

W. kpsdev.com



From:	Scott Kern
To:	"shdweik311@gmail.com"
Subject:	Bellevue Montgomery - Small Change Link
Date:	Monday, September 9, 2024 8:33:00 AM

Samer,

By the way, our crowdfunding link for Bellevue Montgomery is live as a "Testing the Waters" page. The link is https://www.smallchange.co/projects/bellevue-montgomery. Let's try and catch up again in a week or two. Thanks!

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

Scott A. Kern

1770 Kirby Parkway

Suite 215

Memphis, TN 38138

O. (901) 440-2810

M. (619) 302-0536

W. kpsdev.com



Kindle Figliola <kfigliola@krndev.com>

CREW

Kindle Figliola <kfigliola@krndev.com> Tue, Oct 1, 2024 at 5:09 PM
To: "Allen, Stephanie @ Memphis" <Stephanie.Allen@cbre.com>
Bcc: Scott Kern <skern@krndev.com>

Hey Stephanie -

Thanks for giving me a call back. I will be on the lookout for more information on the November 5th meeting.

We are really excited about our project in the Crosstown neighborhood, Bellevue Montgomery, and the unique opportunity we are offering to the public. Happy to discuss if you're interested or you can stop by the ULI Speakeasy event in November to hear more.

This is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.

From: Scott Kern
To: "Brad Long"
Subject: RE: Checking in
Date: Monday, September 9, 2024 1:49:00 PM

Brad – things are good. How's your Forest Ave stuff coming along? We've just had our head down trying to prep Landmarks and some other entitlements. Our crowdfunding "test the waters" page is up and running and we are getting some good interest without any marketing. Here's the link (https://www.smallchange.co/projects/bellevue-montgomery) if you want to check it out. Thanks, and we'll catch up soon!

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

Scott A. Kern



KPS DEVELOPMENT PARTNERS





From:	Scott Kern
To:	"John Phillips"
Subject:	RE: Bellevue Montgomery - Investment Deck
Date:	Wednesday, September 25, 2024 10:25:00 AM
Attachments:	Main Street mixed-use and Bellevue housing approved - Memphis Local, Sports, Business & Food News Daily Memphian.pdf Developer Scott Kern proposes multifamily project near Crosstown Concourse - Memphis Business Journal.pdf image003.png
Importance:	High

John – good morning. I've been remiss in following up on our meeting back in August and wanted to check in with you to see if there was any interest from your clients. Since we met, we've decided to explore real estate crowdfunding through the Small Change platform (https://www.smallchange.co/projects/bellevue-montgomery). Right now, we are in a "Test the Waters" phase of the project which has generated some strong interest.

I've also attached some of the recent press on the Bellevue Montgomery project plus Monday's article in the Commercial Appeal (https://www.commercialappeal.com/story/money/business/development/2024/09/23/new-housing-in-midtown-memphis/75264970007/). We are making good progress, and the project has been well received so far (both from the City and the surrounding community).

Thanks, and let me know if you'd like to discuss further!

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through Smallchange.co. Any indication of interest involves no obligation or commitment of any kind.

Scott A. Kern
1770 Kirby Parkway
Suite 215
Memphis, TN 38138
O. (901) 440-2810
M. (619) 302-0536
W. kpsdev.com
KPS DEVELOPMENT PARTNERS



KRN DEVELOPMENT

Kindle Figliola <kfigliola@krndev.com>

REDi Small Change Resource

1 message

Kindle Figliola <kfigliola@krndev.com> Fri, Sep 13, 2024 at 10:34 AM
To: Aaron Lewis <lewis.investment.corps@gmail.com>, alexismorris410@gmail.com, cdowens69@gmail.com, chrisnickson6@gmail.com, Christopher Batts <thebattsgrouptn@gmail.com>, arlexus.holmes@bhhstaliesyn.com, Darryl Hearn <darrylhearn@bellsouth.net>, Lisa Ivy <lisa.ivy@cramemphis.org>, Tori Haliburton <haliburton@downtownmemphis.com>, tasha_hamilton@outlook.com, matthew@blightauthoritymemphis.org, dixonwhiterg@gmail.com, marilynconway7@gmail.com, Anna McQuiston <annamcquiston901@gmail.com>, johnsontori01@gmail.com, "Lionel A. Davis, II" <davisii.lionel@gmail.com>, Deveney Perry <deveney@bldgmemphis.org>, ross@mrosswilliams.com, taquita@jonesurban.com, lnicholehall@lnicholehall.com, Coleman Contractors & Design <admin@ccdmemphis.info>, Alix Harte <thehartehome@gmail.com>

Hi Everyone -

Hope all has been well. Reaching out to give a shout out to the book selection, The Building Small by Jim Heid, that was a part of our course work. The book provided a resource known as Small Change as a means of raising project capital through crowdfunding. KPS decided to pursue this avenue for a small-scale development in the Crosstown neighborhood known as Bellevue Montgomery. More details regarding the project are provided in the link.

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through Smallchange.co. Any indication of interest involves no obligation or commitment of any kind.

Happy to answer any question about our experience.
--

Kindle Figliola

Project Manager

1770 Kirby Parkway

Suite 215

Memphis, TN 38138

M. (904) 316-9290

W. kpsdev.com

KPS DEVELOPMENT PARTNERS

From: Scott Kern
To: "James Rasberry"
Subject: RE: Bellevue Montgomery Due Diligence
Date: Friday, September 20, 2024 8:33:00 AM

Thanks James! By the way, we are seeking to raise a majority of the capital through crowdfunding at www.smallchange.co and have launched a "Test the Waters" page at https://www.smallchange.co/projects/bellevue-montgomery to gauge interest in the project. We are in the process of filing with the SEC to officially launch in the next 30 days. If you know any local investors that might be interested, we'd love the opportunity to present the project. Thanks, and talk soon!

This is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through Smallchange.co. Any indication of interest involves no obligation or commitment of any kind.

Scott A. Kern




11:50
Aa
Interested in participating in our project ?
Click here
@kps_development
LEGAL STUFF:
In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through Smallchange.co. Any indication of interest involves no obligation or commitment of any kind.
Your stories
Close Friends

Neighborhood Development

+ Invite | Share | Joined



Miles Miller
21m ·

**** Long Post Incoming ****

Hi All! I wanted to post about a project I've been working on over the past 9 months with the Great Eric Kronberg at Kronberg + Urbanists Architects, here in the Crosstown neighborhood of Memphis!

Bellevue Montgomery Phase I is a 23-unit Pocket Neighborhood development featuring a collection of 4-plexes, duplexes, townhomes, and cottages, this development builds on a 2.53-acre site in the middle of a neighborhood street that has been vacant since 1997 (in it's prior life, the site was home to a public elementary school serving the local community). Due to the design & construction type of the development, all units are anticipated to be offered at rents that are at or below 80% AMI.

We intend to raise the capital needed for the project through crowdfunding and have recently launched a "Testing the Waters" listing page with Small Change to gauge investor interest before making the official launch. Once the offering is officially launched, anyone 18 or older from inside or outside the Memphis community will be able to invest in Bellevue Montgomery. Click the following link to learn more!

https://www.smallchange.co/projects/bellevue-montgomery

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.Co. Any indication of interest involves no obligation or commitment of any kind.

Again, A big thank you to Erick and the KUA Team for thinking creatively about this site & project."



POTENTIAL GATE LOCATION
MAIL KIOSK
25 SPACES
Future Phases
N MONTGOMERY ST
BIKE STORAGE
POTENTIAL DOG RUN
GRILL PAVILLIONS
FIRE PITS

About

This group is a place for people working in (or just interested in) small-scale, incremental development in the neighborhoods of cities and smal... See more

Private
Only members can see who's in the group and what they post.

Visible
Anyone can find this group.

Recent media



See all

KPS Development Partners, LLC reposted this

KPS Development Partners, LLC
171 followers
1mo • Edited •

+ Follow

The Memphis Landmarks Commission, responsible for preserving and protecting the historic, architectural and cultural landmarks in the City of Memphis, approved a Certificate of Appropriateness for Bellevue Montgomery yesterday!

Thank you to the City of Memphis Planning Staff for their expertise and guidance, the Midtown Memphis Organization, Judicare, and Crosstown Concourse for their input and support. We also want to thank our neighbors for their feedback and engagement during this process.

A special shout-out to Kronberg Urbanists + Architects for their thoughtful design that beautifully integrates with the community's character.

Want to get involved in Bellevue Montgomery? We are currently gauging interest from investors through SmallChange.co. Visit https://lnkd.in/gG_-XuR8 to learn more.

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.



4 3 reposts

KPS Development Partners, LLC
171 followers
2mo • Edited •

+ Follow

KPS Development Partners, LLC is excited to announce a new residential project in the Crosstown area of Memphis called Bellevue Montgomery. Seeking to address the lack of Missing Middle Housing, Bellevue Montgomery is planned as a collection of twenty-three (23) 1 and 2-bedroom cottages, duplexes, and fourplexes focused on attainable rents (80% AMI). A big shout out to Kronberg Urbanists + Architects and their Housing Choice Companion book that helped us conceptualize this project.

KPS is seeking to raise the project capital through a community-focused offering on the crowdfunding platform SmallChange.co. We recently launched a "Testing the Waters" listing page with Small Change in order to gauge investor interest before registering and officially launching the investment offering. Once launched, anyone 18 or older from inside or outside the Memphis community will be able to invest in Bellevue Montgomery. Click the link below for more information:

https://lnkd.in/gG_-XuR8

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.



Ben Schulman and 8 others 3 reposts

KPS Development Partners, LLC
171 followers
1mo • Edited •

+ Follow

The Memphis Landmarks Commission, responsible for preserving and protecting the historic, architectural and cultural landmarks in the City of Memphis, approved a Certificate of Appropriateness for Bellevue Montgomery yesterday!

Thank you to the City of Memphis Planning Staff for their expertise and guidance, the Midtown Memphis Organization, Judicare, and Crosstown Concourse for their input and support. We also want to thank our neighbors for their feedback and engagement during this process.

A special shout-out to Kronberg Urbanists + Architects for their thoughtful design that beautifully integrates with the community's character.

Want to get involved in Bellevue Montgomery? We are currently gauging interest from investors through SmallChange.co. Visit https://lnkd.in/gG_-XuR8 to learn more.

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.



4 3 reposts

KPS Development Partners, LLC
171 followers
1mo •

+ Follow

Thanks to The Commercial Appeal for a great article about Bellevue Montgomery in their "What's That?" column by Neil M Strebig!

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

https://lnkd.in/dcSYdwpB

What's that planned for former Maury School site behind Moore Tech in...

commercialappeal.com

6 — 3 reposts

KPS Development Partners, LLC reposted this

KPS Development Partners, LLC
171 followers
1mo • Edited •

+ Follow

The Memphis Landmarks Commission, responsible for preserving and protecting the historic, architectural and cultural landmarks in the City of Memphis, approved a Certificate of Appropriateness for Bellevue Montgomery yesterday!

Thank you to the City of Memphis Planning Staff for their expertise and guidance, the Midtown Memphis Organization, Judicare, and Crosstown Concourse for their input and support. We also want to thank our neighbors for their feedback and engagement during this process.

A special shout-out to Kronberg Urbanists + Architects for their thoughtful design that beautifully integrates with the community's character.

Want to get involved in Bellevue Montgomery? We are currently gauging interest from investors through SmallChange.co. Visit https://lnkd.in/gG_-XuR8 to learn more.

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.



4 — 3 reposts

Scott Kern
Chief Executive Officer of KPS Development
View full profile

Scott Kern • You
Chief Executive Officer of KPS Development
3w •

It's been a busy two weeks for Bellevue Montgomery! Last week, the Downtown Memphis Commission approved a 10-year PILOT and yesterday the Memphis Landmarks Commission approved a Certificate of Appropriateness for the project. Thanks to all who helped us hit these milestones!

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

KPS Development Partners, LLC
162 followers
3w • Edited •

The Memphis Landmarks Commission, responsible for preserving and protecting the historic, architectural and cultural landmarks in the City of Memphis, approved a Certificate of Appropriateness for Bellevue Montgomery yesterday!

Thank you to the City of Memphis Planning Staff for their expertise and guidance, the Midtown Memphis Organization, Judicare, and Crosstown Concourse for their input and support. We also want to thank our neighbors for their feedback and engagement during this process.

A special shout-out to Kronberg Urbanists + Architects for their thoughtful design that beautifully integrates with the community's character.

Want to get involved in Bellevue Montgomery? We are currently gauging interest from investors through SmallChange.co. Visit https://lnkd.in/gG_-XuR8 to learn more.

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.



 **Scott Kern • 2nd**
Chief Executive Officer of KPS Development
1mo • 🌐

+ Follow   •••

Introducing Bellevue Montgomery in the Crosstown neighborhood of Memphis! This project will be our first foray into real estate crowdfunding through SmallChange.co. Check out the link below for more information.

https://lnkd.in/gx9Q8B4N

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.

KPS **KPS Development Partners, LLC**
162 followers
1mo • Edited • 🌐

+ Follow

KPS Development Partners, LLC is excited to announce a new residential project in the Crosstown area of Memphis called Bellevue Montgomery. Seeking to address the lack of Missing Middle Housing, Bellevue Montgomery is planned as a collection of twenty-three (23) 1 and 2-bedroom cottages, duplexes, and fourplexes focused on attainable rents (80% AMI). A big shout out to Kronberg Urbanists + Architects and their Housing Choice Companion book that helped us conceptualize this project.

KPS is seeking to raise the project capital through a community-focused offering on the crowdfunding platform SmallChange.co. We recently launched a "Testing the Waters" listing page with Small Change in order to gauge investor interest before registering and officially launching the investment offering. Once launched, anyone 18 or older from inside or outside the Memphis community will be able to invest in Bellevue Montgomery. Click the link below for more information:

https://lnkd.in/gG_-XuR8

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.

 **Scott Kern**
Chief Executive Officer of KPS Development

View full profile

 **Scott Kern •** You
Chief Executive Officer of KPS Development
1mo • 🌐

•••

Another milestone for Bellevue Montgomery!

KPS **KPS Development Partners, LLC**
162 followers
1mo • 🌐

We are excited to announce Bellevue Montgomery has been approved for a 10-year PILOT through the Downtown Memphis Commission! Visit SmallChange.co for more information on how you can participate in this project.

https://lnkd.in/gHCMzMPU

#BellevueMontgomery #CrosstownMemphis #MissingMiddleHousing #CommunityDevelopment #MemphisRealEstate #Develop901

In this test-the-water phase, no money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and then only through SmallChange.co. Any indication of interest involves no obligation or commitment of any kind.



KPS DEVELOPMENT PARTNERS

10-YEAR PILOT APPROVED

BELLEVUE MONTGOMERY - A CROSSTOWN POCKET NEIGHBORHOOD